Exhibit 99.1

CONFIDENTIAL AND PRIVILEGED

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

between

THERMO FISHER SCIENTIFIC INC.

and

QIAGEN N.V.

Dated            3 March 2020

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7	POST-OFFER RESTRUCTURING		36

	7.1	Delisting	36

	7.2	Statutory Squeeze-Out Proceedings	36

	7.3	Post-Closing Restructuring	37

	7.4	Financing	41

	7.5	Treatment of Certain Indebtedness	45

	7.6	Treatment of Call Options and Warrants	47

	7.7	Post-Closing Measures	48

8	INDEMNIFICATION; INSURANCE		49

	8.1	Indemnification	49

	8.2	Insurance	50

	8.3	Third-Party Beneficiaries	50

	8.4	Merger and Liquidation Indemnification	51

9	NON-FINANCIAL COVENANTS		51

10	DURATION, NON-FINANCIAL COVENANTS		52

	10.1	Duration	52

	10.2	Benefit and Enforcement	53

11	COMPANY EQUITY PLANS AND COMPANY PLANS		53

	11.1	Vested Company Options	53

	11.2	Unvested Company RSUs and Company PSUs that Will Vest at Settlement	53

	11.3	Unvested Company RSUs and Company PSUs	54

	11.4	Transaction Payments	55

	11.5	Timing of Payments	55

	11.6	Tax	55

	11.7	Supervisory Board Action	56

12	INTERIM PERIOD AND FURTHER UNDERTAKINGS		56

	12.1	Consultation and Cooperation	56

	12.2	Conduct of the Company during Interim Period	57

	12.3	Conduct of the Buyer during Interim Period	57

	12.4	Merger	58

	12.5	Transaction Planning	59

	12.6	Tender of Treasury Shares	61

	12.7	Additional Company Undertakings	61

13	ANTITRUST COVENANTS		62

14	EXCLUSIVITY		67

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15	COMPETING OFFER		69

16	TERMINATION		72

	16.1	Termination by Either of the Parties	72

	16.2	Consequences of Termination	74

17	TERMINATION PAYMENT		74

	17.1	Termination Payment	74

	17.2	Reverse Termination Payment	76

	17.3	Termination Payment and Tax	78

	17.4	Specific Performance and Related Provisions	79

18	CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS		79

	18.1	Substance of Agreement	79

	18.2	Non-Disclosure	80

	18.3	Press Releases and Contact with Journalists	80

	18.4	Confidentiality Agreement	81

19	ASSIGNMENT		81

	19.1	No Assignment	81

	19.2	Assignment to Wholly-Owned Subsidiaries of the Buyer	81

	19.3	Assignment to Affiliates by the Company after Liquidation or Dissolution	81

20	COSTS		82

21	NO WAIVER		82

22	NO RECISSION		82

23	FURTHER ASSURANCES		82

24	INVALIDITY		82

25	THIRD-PARTY RIGHTS		83

26	ENTIRE AGREEMENT AND AMENDMENT		83

27	NOTICES		83

28	COUNTERPARTS		86

29	GOVERNING LAW AND FORUM		86

	29.1	Governing Law	86

	29.2	Forum	86

	29.3	Waiver Of Jury Trial	87

	29.4	Applicability to Other Agreements	87

	29.5	Rules of Construction	87

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30	REPRESENTATIONS AND WARRANTIES		88

	30.1	Representations and Warranties of the Company	88

	30.2	Representations and Warranties of the Buyer	103

	30.3	No recourse	105

31	DEBT FINANCING SOURCES		106

32	OFFEROR OBLIGATIONS		107

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Schedules

Schedule 1	Definitions

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BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT IS DATED 3 MARCH 2020 AND MADE BETWEEN:

(1)	Thermo Fisher Scientific Inc. (the “Buyer”);

and

(2)	QIAGEN N.V., a Dutch entity, with seat in Venlo, the Netherlands, Trade Register number 12036979 (the “Company”).

BACKGROUND:

(A)	The Company is listed on the New York Stock Exchange (the “NYSE”) and on the Prime Standard of the Frankfurt Stock Exchange (the “Frankfurt Stock Exchange”).

(B)

On 25 February 2020, the Company’s issued share capital (geplaatst kapitaal) amounts to EUR 2,308,293.08 divided into 230,829,218 ordinary shares and 90 18/27 fractional ordinary shares (onderaandelen) (the “Fractional Shares”). On the date of this Agreement, the Company holds 2,948,767 ordinary shares and 43 23/27 Fractional Shares in its own share capital (the “Treasury Shares”).

(C)

The Company has outstanding the Cash Convertible Senior Notes (as defined below), in aggregate principal amounts outstanding set forth in Section 30.1.2(f). In connection with each series of Notes, the Company entered into the Company Call Options and the Company Warrants.

(D)	The Buyer is a Delaware corporation.

(E)	On November 13, 2019 the Buyer and the Company entered into a confidentiality and non-disclosure agreement (the “Confidentiality Agreement”).

(F)

The Buyer intends to indirectly acquire the Company by way of a full public tender offer to be made by a wholly-owned subsidiary of the Buyer (the “Offeror”) in respect of all issued ordinary shares of the Company (such shares, together with any shares that may be issued by the Company pursuant to the Company Equity Plans prior to the Settlement Date, the “Company Shares”, such definition including, without duplication, the Fractional Shares, provided that a Fractional Share will be treated for purposes of the definition of Company Shares as one-twenty-seventh (1/27th) of a Company Share) (the “Offer”, and together with the Merger and Liquidation and the Asset Sale and Liquidation (as applicable) and the grant and exercise of the Top Up Option, the “Transactions”). The terms and conditions and the mutual understanding of the Company and the Buyer with respect to the Transactions, including the Offer, are set out in this Business Combination Agreement (this “Agreement”).

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(G)

After due consideration, the managing board of the Company (the “Managing Board”) and the supervisory board of the Company (the “Supervisory Board”, and together with the Managing Board, the “Boards”) have unanimously determined that, on the terms of and subject to the conditions of this Agreement, the Offer, the other Transactions and the related actions as contemplated in this Agreement are in the best interest of the Company and its stakeholders (including its shareholders).

(H)

The Boards have unanimously approved the execution and delivery of this Agreement by the Company and the performance by the Company of its obligations under this Agreement and the consummation of the Transactions, and confirm that no internal approval is required in connection with the Transactions, except for the approval of the Merger, the Back-End Resolution and the Governance Resolutions by the general meeting of the Company.

(I)

The Boards have duly considered the Transactions and the related actions as contemplated in this Agreement and have unanimously resolved to and shall, on the terms of and subject to the provisions of this Agreement, including clauses 3.4 and 15.1.4, support and recommend the Offer for acceptance to holders of the Company Shares in the Joint Announcement, any further press releases in connection with the Offer, the Reasoned Position Statement and the Schedule 14D-9 and shall recommend to the Company’s shareholders at a general meeting of the Company to vote in favour of the Resolutions at the EGM and the Merger Resolution at the Subsequent EGM.

(J)

The board of directors of the Buyer has determined that, on the terms and subject to the conditions set forth in this Agreement, this Agreement and the Transactions are in the best interests of the Buyer and have approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, and confirm that no internal approval is required in connection with the Transactions.

(K)

The Buyer and its advisors have performed a due diligence investigation into certain financial, operational, commercial, legal and Tax aspects of the Group and its businesses based on the information provided by the Company, including a management presentation and were given the opportunity to ask questions and request additional information.

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THE PARTIES AGREE AS FOLLOWS:

1	DEFINITIONS AND CONSTRUCTION

1.1	Definitions

Certain terms used in this Agreement are defined in Schedule 1 (Definitions).

1.2	Construction

1.2.1	In this Agreement, unless a contrary indication appears:

(a)	any reference to a “Party” also refers to its successors in title, permitted assignees and permitted transferees;

(b)

a “Person” includes any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, unincorporated association, organization, including a government or political subdivision or an agency or instrumentality thereof or other entity of any kind or nature;

(c)	“as of” includes the day or moment referred to by it;

(d)	“including” means including without limitation (and all derivate terms are to be construed accordingly);

(e)	the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(f)	terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(g)	the terms “Dollars”, “$” and USD mean U.S. dollars and references to “€” or “Euros” refer to European Union Euros;

(h)

references herein (whether capitalized or not) to a specific clause, subclause, recital, consideration, Schedule, Exhibit or Annex shall refer, respectively, to clauses, subclauses, recitals, considerations, schedules, exhibits or annexes of this Agreement;

(i)	with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j)	the word “or” shall be disjunctive but not exclusive;

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(k)

references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, re-enacted, supplemented or superseded in whole or in part and in effect from time to time, and to all rules and regulations promulgated thereunder;

(l)

if the last day for the giving of any notice or the performance of any action required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action, unless otherwise required by Law, shall be extended to the next succeeding Business Day; and

(m)

references herein to “as of the date hereof”, “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”

1.2.2	The Schedules are part of this Agreement.

1.2.3	Headings do not affect the interpretation of this Agreement or the rights of the Parties hereunder.

1.2.4	Where the context permits, any reference to a gender includes all genders.

2	THE OFFER

2.1	Buyer Undertakings; Preparations of the Offer

2.1.1

The Buyer undertakes to the Company, through the Offeror, to prepare, make, in accordance with the Applicable Rules, after the publication of the Tender Offer Document has been cleared by the German Federal Agency for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”) and settle the Offer on the terms of and subject to the provisions of this Agreement.

2.1.2

Without expanding the obligations of the Parties set forth in clause 13, each of the Parties shall use its reasonable best efforts to ensure that the Transactions will be completed as soon as possible following the date of this Agreement on the terms of and subject to the conditions of this Agreement.

2.1.3

Each of the Parties shall comply with all applicable Laws in connection with the Transactions, including without limitation, the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (the “German Takeover Act”), the German Takeover Regulation (WpÜG-Angebotsverordnung) (the “German Takeover Regulation”), the Regulation (EU) No 596/2014 of 16 April 2014 on market abuse (the “MAR”), the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of

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the SEC thereunder and any SEC Relief therefrom (the “Exchange Act”), the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder and any SEC Relief therefrom (the “Securities Act”), the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht) (the “Wft”), the Dutch Decree on Public Takeovers (Besluit Openbare Biedingen) (the “Dutch Decree”), the rules and regulations promulgated pursuant to the Wft and the Dutch Decree, the rules and regulations of the NYSE and the Frankfurt Stock Exchange, the Dutch Civil Code (Burgerlijk Wetboek) (the “DCC”), the relevant securities and employee consultation rules and regulations in other applicable jurisdictions and Antitrust Laws (collectively the “Applicable Rules”).

2.1.4

Without expanding the obligations of the Parties set forth in clause 13, the Parties will cooperate in ensuring that all filings and notices required by the Applicable Rules are timely and properly made in order to consummate the Transactions as contemplated by this Agreement.

2.2	Offer Consideration

2.2.1

The consideration offered for the Company Shares in the Offer will be a cash consideration in the amount of EUR 39 per Company Share, without interest (the “Offer Consideration”), subject to any increases made either voluntarily or as required in accordance with the provisions of the German Takeover Act (including any claims under Section 31 (3) through (6) German Takeover Act) and the Exchange Act.

2.2.2

In the event that, during the period between the date of this Agreement and the end of the Additional Acceptance Period, the number of outstanding Company Shares is changed into a different number of Company Shares as a result of a reclassification, stock split, including a reverse stock split, capital increase through company funds, stock dividend or distribution, recapitalization or other similar transaction, then the Offer Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted, without duplication, to reflect such change; provided, that, in any case, nothing in this clause 2.2.2 shall be construed to permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement.

2.2.3

In compliance with the terms and conditions of this Agreement and applicable Law, including the requirements of the German Takeover Act as well as the German Takeover Regulation, and subject to the prior satisfaction or waiver (to the extent such waiver is not prohibited by applicable Law) of the Offer Conditions, each Company Share validly tendered into the Offer and not properly withdrawn during the Acceptance Period and the Additional Acceptance Period shall be exchanged for the Offer Consideration at the Settlement Date.

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2.3	Financing

2.3.1	The Buyer and the Offeror will be able to, and the Offeror shall, in accordance with the terms of this Agreement:

(i)

pay the aggregate Offer Consideration (including any increase thereto in accordance with clauses 2.2.1 and 2.2.2 hereof) payable in respect of the Company Shares pursuant to the Offer, the aggregate Advance Liquidation Distribution or the aggregate Company Newco Liquidation Distributions, in each case when due pursuant to the terms of this Agreement;

(ii)

pay or refinance when due all the Group’s indebtedness (including the Company Warrants and Company Call Options) that is required to be repaid or refinanced on the Settlement Date or within ninety (90) days thereof (together with the payment of make-whole amounts, early termination fees or other fees, costs and expenses in connection therewith) in connection with the Settlement or the other Transactions on the terms and conditions of this Agreement; and

(iii)

pay on the Settlement Date all fees and expenses incurred by the Buyer or the Offeror in connection with this Agreement and the Transactions including the Offer that are due on the Settlement Date (the amounts of cash needed for such payments referenced in this clause 2.3.1, the “Settlement Amounts”).

2.3.2

The Buyer shall confirm in the Joint Announcement that it will have satisfied the certain funds requirements of Section 13 of the German Takeover Act on the date of filing and publication of the Tender Offer Document and shall procure that the statement of an independent investment services enterprise pursuant to Section 13 para. 1 sentence 2 of the German Takeover Act (the “Cash Confirmation”), confirming that the Buyer has the necessary means at its disposal to fully finance the Offer as well as the related transaction costs, is available prior to filing of the Offer for clearance with BaFin.

2.3.3

The Buyer has received a fully executed (i) debt commitment letter dated as of the date hereof, among the Buyer and the Debt Financing Sources party thereto (including all exhibits, schedules and annexes to such letter in effect as of the date hereof) pursuant to which such Debt Financing Sources have agreed, subject to the terms and conditions thereof, to lend to the Buyer the amount set forth therein for the purposes of financing the Transactions (the “Debt Commitment Letter”) and (ii) fee letter, which is the fee letter referenced in the Debt Commitment Letter (the “Fee Letter”) (the documents set forth in the foregoing clause (i) and (ii), the “Financing Documentation”). The Buyer has delivered to the Company true, complete and correct copies of the executed

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Financing Documentation (except that, with respect to the Fee Letter, the fee amounts, pricing caps, flex and other economic terms set forth therein may be redacted; provided, however, that such redactions do not permit the imposition of any new conditions (or the expansion of any existing conditions)). As of the date of this Agreement, the obligations of the Debt Financing Sources to fund their commitments under the Debt Commitment Letter are not subject to any condition precedent other than the conditions expressly set forth in the Debt Commitment Letter and there are no other agreements, side letters or arrangements relating to the Debt Financing (other than the Financing Documentation) that would adversely affect the availability of, or the conditions to, funding the full amount of the Debt Financing.

2.3.4

As of the date of this Agreement, (a) the Financing Documentation is in full force and effect and is a legal, valid, binding and enforceable obligation of the Buyer and, to the knowledge of the Buyer, each other person party thereto (subject to applicable Bankruptcy and Equity Exceptions) and (b) no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the Buyer under the terms and conditions of the Financing Documentation. The Buyer has fully paid (or caused to be paid) any and all commitment fees or other fees in connection with the Financing Documentation that are required to be paid on or prior to the date hereof and has otherwise satisfied all other terms and conditions required by the Financing Documentation to be satisfied prior to the date hereof. As of the date hereof, the Financing Documentation has not been modified, amended or altered and none of the commitments under the Debt Commitment Letter have been withdrawn or rescinded in any respect.

2.3.5

From the date hereof until the earlier of the Completion Date or the termination of this Agreement in accordance with its terms, the Buyer shall use reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary to arrange and obtain the Financing and the proceeds therefrom in an amount sufficient, when taken together with Buyer’s other sources of funds on the Completion Date, to permit it to pay the Settlement Amounts due on such date.

2.3.6

The Buyer acknowledges and agrees that the obtaining of any financing is not a condition to the Buyer’s obligation to complete the Offer and the Share Transfer and consummate the other Transactions. For the avoidance of doubt, if any financing has not been obtained, the Buyer shall continue to be obligated, prior to any valid termination of this Agreement in accordance with clause 16.1 and subject to the fulfilment or waiver of the Offer Conditions, to complete the Offer and the Share Transfer and consummate the other Transactions on the terms and conditions of this Agreement.

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2.4	Announcement of the Offer

2.4.1

Subject to applicable Law, immediately after the signing of this Agreement, the Company shall issue an ad-hoc release (the “Ad-Hoc Release”) in accordance with Section 17 of the MAR, in the form agreed by the Buyer and the Company prior to the execution of this Agreement. A copy of the Ad-Hoc Release is attached hereto as Schedule 3-A.

2.4.2

Immediately after the signing of this Agreement, the Offeror shall notify the relevant stock exchanges and BaFin of its intention to make the Offer and shall publish its decision to launch the Offer (the “Offer Announcement”) in accordance with Section 10 para. 1 sentence 1, para. 3 of the German Takeover Act, in the form agreed by the Buyer and the Company prior to the execution of this Agreement. A copy of the Offer Announcement is attached hereto as Schedule 2.

2.4.3

The execution of this Agreement will furthermore be announced immediately following its execution and in any event prior to the opening of the first (1st) trading day on the Frankfurt Stock Exchange or, if earlier, prior to the opening of the first (1st) trading day on the NYSE following the execution of this Agreement by way of a press release issued jointly by the Buyer and the Company (the “Joint Announcement”). A copy of the agreed Joint Announcement is attached hereto as Schedule 3-B.

2.4.4

The Parties will cooperate in ensuring that all filings and notices required under Rule 14d-2(a) and (b) and Rule 14d-9(a) under the Exchange Act, or as otherwise required by the Exchange Act or the NYSE, are timely and properly made and so that the Offer does not commence until the Commencement Date.

2.5	Submission of Offer Documents to BaFin

2.5.1

As promptly as practicable after the date of this Agreement, the Offeror shall apply to BaFin for an extension of the interim period between the date of the Offer Announcement and submission of the Tender Offer Document to BaFin from four (4) to eight (8) weeks and consult with BaFin to extend its review period from ten (10) to fifteen (15) Working Days.

2.5.2

As promptly as practicable after the date of this Agreement, the Buyer shall prepare, and the Offeror shall submit to BaFin on the date that is required under the German Takeover Act, an offer document (Angebotsunterlage) including the Cash Confirmation and any further disclosure information as deemed necessary or beneficial by the Parties (the “Tender Offer Document”).

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2.5.3

The Buyer will give the Company and its counsel reasonable opportunity to review and comment on the Offer Documents including the Schedule TO each time before any such document is filed with BaFin or the SEC; it being understood (i) that the Buyer reasonably considering the Company’s comments shall have the right to finally decide on the implementation of any such comments to any of the Offer Documents, provided however, (ii) that the Buyer shall implement any such comments to any sections of the Offer Documents that relate solely to factual disclosure about the Company, in each case provided that it is consistent with this Agreement. The Company agrees to cooperate in the preparation of the Offer Documents including the Schedule TO, and shall provide promptly all such information relating to the Company and its Affiliates as may reasonably be requested by the Buyer to be included in the Offer Documents including the Schedule TO or as may otherwise be required under the Applicable Rules, and to provide promptly, and cause its directors, officers, employees, outside legal counsel, accountants and financial advisors to provide promptly, such customary assistance as may be reasonably requested by the Buyer in connection with the foregoing.

2.5.4

Subject to any applicable Law and availability of such information, the Company shall upon reasonable notice by the Buyer furnish the Buyer with (i) a list of its shareholders and mailing labels containing the names and addresses of the record holders of the Company Shares, (ii) any available listing and computer file containing the names and addresses of all record holders of Company Shares and lists of securities positions of Company Shares held in stock depositories and (iii) copies of all lists of shareholders, security position listings and computer files in the Company’s possession or control regarding the beneficial owners of Company Shares, in each case, true and correct as of the most recent practicable date, and shall provide to the Buyer such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as the Buyer may reasonably request in connection with the Offer. In the event that the Company is prohibited from providing any such information, (A) it shall request permission from the applicable shareholders to provide such information to the Buyer and (B) if the information requested is not received at least five (5) Business Days prior to the Offer Commencement Date, the Company shall deliver to such shareholders all information that would otherwise be required to be provided by the Buyer to such shareholders of the Company in connection with the Offer, and, notwithstanding clause 2, neither the Buyer nor Offeror shall have any obligation to deliver such information to such shareholders under this Agreement. Except as required by applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, (i) the Buyer and its Affiliates and Representatives shall hold in confidence the information contained in such labels, listings and files, shall use such information only in connection with the Transactions and (ii) if this Agreement is terminated, the Buyer and Offeror shall deliver to the Company and shall use their reasonable best efforts to cause their Affiliates and Representatives to deliver to the Company or destroy (and confirm such destruction to the Company) all copies and any extracts or summaries from such information then in their possession.

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2.6	Commencement of the Offer and Filing of the Schedule TO

2.6.1

If BaFin permits the publication of the Tender Offer Document only in a form that is not in accordance with the provisions of this Agreement, the Buyer shall make changes to the Tender Offer Document so as to be consistent with the changes required by BaFin, it being understood that (i) the wording of the Offer Conditions is subject to discussions with and approval by BaFin and shall reflect the intent of the Parties as closely as possible in light of such discussions and approval by BaFin and, (ii) the Parties shall negotiate in good faith any other provisions of this Agreement, in each case in order to align this Agreement and the Tender Offer Document reflecting the intention of the Parties under this Agreement as closely as possible. Notwithstanding anything to the contrary herein, the Buyer shall not be required to waive any Offer Conditions, or accept any changes to the Offer Conditions or the other terms of this Agreement that would materially affect the economic intent of the parties or the substance of the Offer in each case as of the date of this Agreement, except as for changes required by BaFin in accordance with Section 31(1), (6) and (7) German Takeover Act and Section 4 German Takeover Regulation (other than changes caused by the Company or any person acting jointly with the Company within the meaning of Section 2 (5) of the German Takeover Act, except for the Buyer and its Affiliates).

2.6.2

Following approval by BaFin (or the expiration of the review period required under the German Takeover Act) of the terms of the Offer and the Tender Offer Document filed by the Offeror as set forth in clause 2.5.2, the Offeror shall publish the Tender Offer Document without undue delay (ohne schuldhaftes Zögern) in accordance with Section 14 para. 2 of the German Takeover Act (the “Tender Offer Publication”) and, thereby, commence the Offer.

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2.6.3

As promptly as practicable after the date of this Agreement, the Offeror shall prepare, and, on the date of the Tender Offer Publication (the “Commencement Date”), the Offeror shall commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer and file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”, and together with the Tender Offer Document, the “Offer Documents”) pursuant to Rules 14d-2(c) and 14d-3(a) under the Exchange Act. The Buyer shall disseminate the Offer Documents in accordance with Rules 14d-2(c) and 14d-4(a) under the Exchange Act. The Schedule TO will contain or incorporate by reference the Tender Offer Document and a related letter of transmittal and such other information and ancillary offer documents pursuant to which the Offer will be made in the United States as are required by the Applicable Rules and may include such additional information as the Parties reasonably agree should be included therein, such agreement not to be unreasonably withheld, conditioned or delayed. The Buyer shall cause the Offer Documents to be disseminated to holders of Company Shares to the extent required by the Applicable Rules.

2.6.4

Each Party agrees that, if it becomes aware that any information provided by or on behalf of it for use in the Offer Documents, the Schedule 14D-9 or the Reasoned Position Statement would cause any of the Offer Documents, the Schedule 14D-9 or the Reasoned Position Statement to be false or misleading in any material respect or to omit to state any material fact necessary to make the statements therein not false or misleading, in light of the circumstances under which they were made, to promptly inform the other Party thereof and to take all appropriate steps to correct the relevant document or enable the other Party to do so, including causing, or enabling the other Party to cause, such documents, as so corrected, to be filed with the relevant stock market authorities and Governmental Authority and at such time as to be reasonably agreed by the Parties, disseminated or made generally available, in each case as and to the extent required by the Applicable Rules.

2.7	Submission of the Reasoned Position Statement and the Schedule 14D-9

2.7.1

The Company will prepare one document combining the recommendation statement (Begründete Stellungnahme) pursuant to Section 27 of the German Takeover Act and the position statement (gemotiveerde standpuntbepaling) pursuant to Section 18 and appendix G of the Dutch Decree (the “Reasoned Position Statement”), which shall be consistent with this Agreement. On the Commencement Date, the Company shall (i) publish the Reasoned Position Statement, publicly announce such publication and send the Reasoned Position Statement to the Dutch Autoriteit Financiële Markten, all in accordance with Section 18 paragraphs 2, 3 and 5 and Section 27 paragraph 2 of the Dutch

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Decree and to BaFin in accordance with Section 27 paragraph 3 of the German Takeover Act and (ii) inform the Company’s employee representatives (or, in the absence of such representatives, the employees) and provide them with the required documentation, all in accordance with Section 27 of the Dutch Decree.

2.7.2

The Company will prepare a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented, the “Schedule 14D-9”) which shall be consistent with this Agreement. The Company shall file the Schedule 14D-9 with the SEC on the Commencement Date in accordance with Rules 14d-9(b) and 14e-2(a) under the Exchange Act and disseminate the Schedule 14D-9 to holders of Company Shares as and to the extent required by applicable United States federal securities Laws and any other applicable Law.

2.7.3

The Company will give the Buyer and its counsel reasonable opportunity to review and comment on the Reasoned Position Statement before it is published by the Company and on the Schedule 14D-9 each time before it is filed with the SEC; it being understood (i) that the Company reasonably considering the Buyer’s comments shall have the right to finally decide on the implementation of any such comments to the Reasoned Position Statement and the Schedule 14D-9, provided however, (ii) that the Company shall implement any such comments to any sections of the Reasoned Position Statement and the Schedule 14D-9 that relate solely to factual disclosure about the Buyer, in each case provided that it is consistent with this Agreement. The Buyer agrees to cooperate in the preparation of the Schedule 14D-9 and the Reasoned Position Statement, and shall provide promptly all such information relating to the Buyer and its Affiliates as may reasonably be requested by the Company to be included in the Reasoned Position Statement and the Schedule 14D-9 or as may otherwise be required under the Applicable Rules, and to provide promptly, and cause its directors, officers, employees, outside legal counsel, accountants and financial advisors to provide promptly, such customary assistance as may be reasonably requested by the Company in connection with the foregoing.

2.7.4	The Reasoned Position Statement and the Schedule 14D-9 shall include the Fairness Opinions and, subject to clauses 3.4 and 15.1.4, set forth the Company Recommendation.

2.7.5	The Reasoned Position Statement shall be made available in accordance with the requirements of the German Takeover Act and the Dutch Decree.

2.7.6

The Parties will provide each other and their respective counsel with (i) any comments or other communications, whether written or oral, that a Party or its counsel may receive from time to time from BaFin or the SEC with respect to the Offer Documents, the Reasoned Position Statement or the Schedule 14D-9, as the case may be, or requests for additional information promptly after receipt of those comments or other communications, (ii) a reasonable opportunity to review

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and comment upon the response of the Buyer or the Company, as the case may be, to those comments and (iii) an opportunity to participate with the other Party or its counsel in any discussions or meetings with BaFin or the SEC to the extent such participation is not prohibited by BaFin or the SEC, except for discussions which are of minor significance. Each Party will consider in good faith all comments reasonably proposed by the other with respect to the Offer Documents, the Reasoned Position Statement, the Schedule 14D-9, the EGM Materials or any amendments thereto.

2.8	Acceptance Period and Settlement

2.8.1

The Offer shall have an initial acceptance period pursuant to Section 16 para. 1, para. 3 German Takeover Act beginning on the Commencement Date and ending on the date that is ten (10) weeks after the Commencement Date, subject to potential extension pursuant to Section 21 para. 5, Section 22 para. 2 German Takeover Act (the “Acceptance Period”; the lapse of the last day of the Acceptance Period, the “End of the Acceptance Period”); provided that, for the avoidance of doubt, in no event shall the End of the Acceptance Period occur on a date that is earlier than twenty (20) business days (as defined in Rule 14d-1(g)(3) under the Exchange Act) after (and including the day of) the Offer Commencement Date.

2.8.2

In the event that at the End of the Acceptance Period all Offer Conditions with the exception of the Offer Condition set forth in clause 4.1.1(b) (Antitrust Clearance) are met or have been effectively waived, an additional acceptance period of two (2) weeks starting with the publication of the offer results of the Acceptance Period pursuant to Section 23 para. 1 no. 2 German Takeover Act and Rule 14d-11(d) under the Exchange Act shall apply (the “Additional Acceptance Period”) during which Offeror shall offer to acquire all remaining outstanding Company Shares in accordance with the German Takeover Act.

2.8.3

Notwithstanding anything to the contrary herein, the obligations of the Buyer and the Offeror to accept for payment, and pay for, any Company Shares validly tendered and not properly withdrawn pursuant to the Offer shall be solely (ausschließlich) subject to the satisfaction or waiver (to the extent permitted under this Agreement) of the Offer Conditions. To the extent the determination of whether an Offer Condition has been satisfied depends on the opinion of the Independent Expert, the Company will, to the extent legally permissible, provide at its own expense (i) reasonable support to the Independent Expert and (ii) all requisite information regarding itself, its Subsidiaries and the business they operate, as reasonably requested by the Independent Expert to determine whether such Offer Condition has been satisfied.

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2.8.4

The Offeror shall settle and consummate the Offer in accordance with its terms and the Applicable Rules, and accept for exchange, and exchange and pay the Offer Consideration for, all the Company Shares validly tendered and not withdrawn pursuant to the Offer promptly after the publication of the offer results of the Acceptance Period pursuant to Section 23 para. 1 no. 3 German Takeover Act following the End of the Additional Acceptance Period, but in any event within ten (10) Business Days following the later of (i) the End of the Additional Acceptance Period and (ii) the satisfaction or waiver of the Offer Condition set forth in clause 4.1.1(b) (Antitrust Clearance) (the “Settlement”, and the time that the Offeror accepts for exchange, and exchanges and pays the Offer Consideration for, all of the Company Shares validly tendered and not withdrawn, the “Settlement Date”). For Company Shares held through a U.S. custodian, the Settlement procedures described in the Offer Documents will describe the process by which tendering holders may receive U.S. dollars upon Settlement; the mechanism and terms for the exchange as part of the Settlement will be determined by the Buyer in its discretion and subject to Applicable Rules.

2.8.5

Following the start of the Acceptance Period, the Buyer shall use reasonable best efforts to ensure that the tendered Company Shares will be admitted to trading as soon as possible following the start of the Acceptance Period under a separate ISIN code on the Frankfurt Stock Exchange until the Settlement Date.

2.9	No Additional Purchases

2.9.1

The Buyer shall not, and the Buyer shall cause all covered persons (as defined in Rule 14e-5 under the Exchange Act) not to, directly or indirectly purchase or arrange to purchase any Company Shares or other subject securities (as defined in Rule 14e-5 under the Exchange Act) except as part of the Offer, except as and to the extent permitted by the Applicable Rules (including any SEC Relief).

2.10	SEC Exemptions and Relief

As promptly as practicable after the date of this Agreement, the Buyer shall submit confidentially to the staff of the SEC a draft request for exemptive and/or no-action relief from requirements of the Exchange Act that are in conflict with the requirements of German or Dutch Applicable Rules with respect to the Offer and any other such relief as the Parties may decide to request in connection with the Transactions (“SEC Relief”). The Buyer will consult with the Company and its counsel and provide the Company and its counsel a reasonable opportunity to review and comment on each draft and the final request for SEC Relief a reasonable time prior to the submission of such draft or final request to the SEC, and the Buyer will keep the Company and its counsel reasonably informed as to the discussions and status of such request for SEC Relief and will provide the Company with a copy of the letter providing SEC Relief as soon as possible after Buyer’s receipt thereof. The Buyer will consider in good faith all comments reasonably proposed by the Company and its counsel in connection with the request for SEC Relief. The Buyer shall submit the final request for SEC Relief to the SEC as soon as practicable prior to the date the Offeror submits (or is required to submit) the Tender Offer Document to BaFin pursuant to clause 2.5.2.

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2.11	Withholding

Notwithstanding anything to the contrary in this Agreement, each of the Buyer and the Company and any of their respective Affiliates or agents (including any third-party paying agent) shall be entitled to deduct and withhold from any payments under this Agreement such amounts as the Buyer or the Company or any of their respective Affiliates or agents are required to deduct and withhold with respect to any such payments under applicable Law. To the extent that such amounts are so withheld and paid to the appropriate Governmental Authority by the Buyer, the Company or any of their respective Affiliates or agents, as the case may be, they shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

3	RECOMMENDATION AND SUPPORT

3.1	Recommendation

The Company confirms that:

(a)

the Boards have unanimously determined that the Transactions and the related actions as contemplated in this Agreement are in the best interest of the Company and its stakeholders (including its shareholders);

(b)

the Boards have unanimously approved the execution and delivery of this Agreement by the Company and the performance by the Company of its obligations under this Agreement and the consummation of the Transactions, and no internal approval is required in connection with the Transactions, except for the approval of the Merger, and the Back-End Resolution by the general meeting of the Company;

(c)

the Boards have duly considered the Transactions and the related actions as contemplated in this Agreement and have unanimously resolved to and shall, on the terms of and subject to the provisions of this Agreement, including clauses 3.4 and 15, support and recommend the Offer for acceptance to holders of the Company Shares in the Joint Announcement, any further press releases in connection with the Offer, the Reasoned Position Statement and the Schedule 14D-9 and shall recommend to the Company’s shareholders at a general meeting of the Company to vote in favour of the Resolutions at the EGM and the Merger Resolution at the Subsequent EGM (collectively such recommendation, the “Company Recommendation”); and

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(d)

the Boards have unanimously resolved that the Company will take all reasonably necessary actions within its power to effect the Transactions (subject to the terms of this Agreement and, with respect to the Merger and Liquidation or the Asset Sale and Liquidation, as applicable, and the Top Up Option, subject to the approval by the Company’s shareholders at a general meeting of the Company of the Merger and the adoption of the Back-End Resolution).

3.2	Support

Subject to clause 3.4 or 15, the Company shall ensure that neither the Boards nor any of their members shall, directly or indirectly:

(a)

withhold, withdraw, modify, amend or qualify the Company Recommendation in a manner adverse to the Buyer, or publicly propose to do any of the foregoing, or fail to make, or include in the applicable Offer Documents, the Schedule 14D-9, the EGM Materials or the Reasoned Position Statement, the Company Recommendation or the approval, adoption, recommendation or declaration of advisability by the Boards or any committee thereof of this Agreement, of the Offer or the Merger and Liquidation or the Asset Sale and Liquidation, or make any public statement inconsistent with the Company Recommendation;

(b)	recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Alternative Proposal;

(c)

make any public statement in connection with an Alternative Proposal other than (i) a recommendation against such proposal or (ii) such neutral factual information that the Company determines in good faith, after consultation with outside legal counsel, to be required in order to comply with the MAR (provided, however, that if such disclosure has the effect of withdrawing or adversely modifying or qualifying the Company Recommendation, such disclosure shall be deemed to be an Adverse Recommendation Change); or

(d)	publicly propose to do or cause to be done any of the foregoing.

Any of the actions described in clauses (a) – (d), an “Adverse Recommendation Change”.

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3.3	Fairness Opinions

The Boards have obtained the written opinions, from Barclays and Goldman Sachs, in each case to the effect that, as of the date of this Agreement, and subject to the qualifications and assumptions set forth in their respective opinions:

(a)	the Offer Consideration is fair, from a financial point of view, to the holders of the Company Shares; and

(b)

the Advance Liquidation Distribution and the Company Newco Liquidation Distributions are fair, from a financial point of view, to the holders of the Company Shares and the holders of class A shares (the “Company Newco Class A Shares”) and/or class B shares in the capital of Company Newco (the “Company Newco Class B Shares”, together with the Company Newco Class A Shares the “Company Newco Shares”), respectively,

(such opinions hereinafter, the “Fairness Opinions”) and will be referenced in the Joint Announcement and the Offer Documents. The Company will deliver to the Buyer for informational purposes a signed copy of the Fairness Opinions promptly following the date of this Agreement. The Fairness Opinions will be attached to the Reasoned Position Statement, subject to each of Barclays’ and Goldman Sachs’ prior review and written approval of the wording of the Fairness Opinions.

3.4	Intervening Event

Notwithstanding anything to the contrary set forth in clause 3.2 or elsewhere in this Agreement, upon the occurrence of any Intervening Event, the Boards may, at any time prior to the End of the Acceptance Period, make an Adverse Recommendation Change, or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:

(a)

the Company shall have (i) provided to the Buyer four (4) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Adverse Recommendation Change and (2) state expressly that, subject to clause (b) below, the Boards have determined to effect an Adverse Recommendation Change and the Boards shall have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect an Adverse Recommendation Change would be inconsistent with the respective fiduciary duties of the Boards under the Laws of the Netherlands and (ii) prior to making such an Adverse Recommendation Change, to the extent requested in writing by the Buyer, engaged in good faith negotiations with the Buyer during such four (4) Business Day period to amend this Agreement in response to the Intervening Event in such a manner that the failure of any of the Boards to effect an Adverse Recommendation Change in response to the Intervening Event in accordance with clause (b) below would no longer be inconsistent with the respective fiduciary duties of the Boards under the Laws of the Netherlands; and

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(b)

no earlier than the end of such four (4) Business Day period, the Boards shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that, in light of such Intervening Event and taking into account any revised terms proposed by the Buyer, the failure to effect an Adverse Recommendation Change would continue to be inconsistent with the respective fiduciary duties of the Boards under the Laws of the Netherlands (it being understood and agreed that any material change to the circumstances giving rise to the Intervening Event that was previously the subject of a notice hereunder shall require a new notice to the Buyer as provided above; provided, that, with respect to each such material change, each reference in the preceding clause (a) and this clause (b) to a “four (4) Business Day” period shall be changed to refer to a “two (2) Business Day” period).

3.5	Call Option

3.5.1

The Company and the Foundation have each unconditionally agreed pursuant to a binding agreement prior to the date hereof, that (i) the Foundation shall not exercise the Call Option in a way that would reasonably be expected to adversely affect the timely consummation of the Transactions including the Offer, unless and until this Agreement has been terminated pursuant to clause 16.1, (ii) if the Foundation exercises the Call Option during the term of this Agreement, which will only occur after reasonable consultation with the Company, the Foundation shall not exercise its voting rights as a shareholder of the Company in a manner that would reasonably be expected to adversely affect the timely consummation of the Transactions, including the Offer, unless and until this Agreement has been terminated pursuant to clause 16.1, (iii) the Call Option Agreement shall be terminated by the Company and the Foundation subject only to the Offer being effective as of the Settlement Date and (iv) to the extent any preference shares in the capital of the Company would be held by the Foundation as of the Settlement Date, the Foundation shall transfer such shares to the Offeror under the obligation for the Offeror to pay a cash consideration equal to the aggregate capital paid up on such preference shares plus any accrued dividends within three (3) Business Days following the Settlement Date and to indemnify the Foundation for any claim by the Company on the basis of Section 2:90 DCC. The Company undertakes to enforce all of its rights under the binding agreement with the Foundation and shall not amend, waive or terminate such agreement unless this Agreement is validly terminated in accordance with clause 16.1.

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4	OFFER CONDITIONS

4.1	Offer Conditions

4.1.1

Notwithstanding any other provision of this Agreement, the consummation of the Offer is subject to the satisfaction or waiver by the Buyer and/or the Company, as set forth in clause 4.2, of the conditions set forth in this clause 4.1 (the “Offer Conditions”):

(a)

the number of Company Shares having been tendered for acceptance in accordance with the terms of the Offer, and not properly withdrawn, at the End of the Acceptance Period, together with (i) any Company Shares directly or indirectly held by the Buyer and any of its Affiliates at the End of the Acceptance Period and (ii) any Company Shares committed in writing via guaranteed delivery procedures to the Buyer, or any of its Affiliates, representing at least the Acceptance Threshold;

where “Acceptance Threshold” means 75% of the Company’s issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal), excluding for the avoidance of doubt any Treasury Shares which shall be not tendered into the Offer, as of the End of the Acceptance Period;

(b)	Antitrust Clearance from the Relevant Antitrust Authorities having been obtained;

(c)	neither of the Boards having made an Adverse Recommendation Change in relation to an Intervening Event before the End of the Acceptance Period;

(d)	neither of the Boards having made an Adverse Recommendation Change in relation to a Competing Offer before the End of the Acceptance Period;

(e)

(i) the number of Company Ordinary Shares issued and outstanding (including 46 22/27 Fractional Shares but not including Treasury Shares) as of the End of the Acceptance Period not exceeding 230,253,368 and (ii) no Company Shares having been issued and no subscription rights, options, (convertible) bonds or other financial instruments granting a right to receive the Company Shares having been granted by the Company to a third-party, other than (i) pursuant to the Company Equity Plans, or (ii) the Company Warrants, between the date of the Offer Announcement and the End of the Acceptance Period;

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(f)

the general meeting of the Company having adopted the Back-End Resolution and not having adopted a resolution regarding (i) a capital increase, (ii) a share split, a consolidation of the Company Shares or a change of the rights pertaining to the Company Shares or the nature of the Company Shares or (iii) an amendment of the Company’s articles of association prior to the End of the Acceptance Period;

(g)

no Order, stay, judgment or decree having been issued by any Governmental Authority of competent jurisdiction that remains in force and effect before the End of the Acceptance Period, and no statute, rule, regulation or other Law of any Governmental Authority of competent jurisdiction having been enacted that remains in force and effect before the End of the Acceptance Period, which in any such case prohibits the consummation of any of the Transactions, in whole or in part, in accordance with this Agreement;

(h)

the Company not being subject to a voluntary or involuntary liquidation, administration order, suspension of payments or any other insolvency proceeding in any jurisdiction before the End of the Acceptance Period;

(i)	between the date of this Agreement and the End of the Acceptance Period, there shall not have occurred an Offer Material Adverse Effect; and

(j)

between the date of this Agreement and the End of the Acceptance Period, no criminal offense or material administrative offense (Ordnungswidrigkeit) relating to applicable healthcare Laws, including FDA regulations and comparable foreign Laws, or corruption, anti-bribery, money-laundering or cartel Laws (a “Material Compliance Violation”) by a member of a governing body or officer of the Company or a Subsidiary of the Company, while any such Person was operating in their official capacity at or on behalf of the Company or its Subsidiaries, shall be known to have occurred, if any such Material Compliance Violation

(a)

constitutes or would constitute inside information for the Company pursuant to Article 7 of the Regulation (EU) No 596/2014 of 16 April 2014 on market abuse or has constituted inside information prior to its publication, and

(b)	has resulted in or is reasonably likely to result in either:

(A) a penalty or fine imposed by, or settlement with, a Governmental Authority, or

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(B) any restriction or limitation on the ability of the Company, the Buyer or any of their respective Affiliates to conduct their respective businesses or any revocation or termination of any of their respective licenses, authorizations or agreements, in each case, that has resulted in, or is reasonably likely to result in the Financial Threshold (as defined below).

“Offer Material Adverse Effect” means any change, event, occurrence or effect that has resulted in, or would reasonably be expected to result in, individually or in the aggregate, at least,

(a)

a recurring (for at least two consecutive financial years) negative effect on the Consolidated EBITDA in each of 2020 and 2021 financial years or the 2021 and 2022 financial years in excess of USD 90 million in each case, or

(b)	a one-time negative effect on the Consolidated EBITDA in excess of USD 180 million in any of the 2020, 2021 or 2022 financial years;

such amounts above, however, each adjusted upwards by adding the product of (i) in case of (a) above USD 6 million and (ii) in case of (b) above USD 12 million, multiplied in each case by the percentage points by which the S&P 500 Health Care (Sector) (^HCX) – ticker: SPXHC, Bloomberg ticker: S5HLTH – measured over the period starting at January 1 2020 until the date five (5) Business Days prior to the date of the Independent Expert opinion has decreased (such amounts, the “Financial Threshold”).

“Consolidated EBITDA” means, in respect of any relevant period, Consolidated EBIT of the Company for that relevant period after:

(a)	adding back any amount attributable to the amortization or depreciation of assets of members of the Group; and

(b)

adding back any dilutive effects resulting from or associated with acquisitions by any member of the Group in accordance with Schedule 9, pursued with the consent of the Buyer, by way of pro forma adjustment of EBITDA for that relevant period.

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“Consolidated EBIT” means:

(A)

in respect of any relevant period, the financial metric of the consolidated net income of the Group as defined in the Company’s consolidated statements of income (as contained in the Company’s financial report for financial year 2019) and with the components thereof determined in accordance with US GAAP, as in effect on the date of this Agreement; and

(B)

any projections of the consolidated net income of the Group for a relevant period shall be determined on the basis of and in accordance with the business plan and the financial planning for the respective financial year, taking into account the financial impact of (i) any change, event, occurrence or effect that has resulted in, or would reasonably be expected to result in, individually or in the aggregate in a decrease of the consolidated net income of the Group, and (ii) potential countermeasures for mitigation of any such negative effects, in each case of the above:

(a)	adding provisions for income tax;

(b)

adding any expenses in relation to business integration, acquisition related costs (to the extent these relate to acquisitions closed prior to the date hereof or acquisitions permitted under this Agreement), and restructuring costs to the extent publicly known as per the date of this Agreement, and, to the extent permitted under this Agreement, retention payments;

(c)	deducting extraordinary income;

(d)	adding share based compensation expense;

(e)	adding losses from equity method investees;

(f)	deducting gains from equity method investees;

(g)	adding losses on foreign currency transactions;

(h)	deducting gains on foreign currency transactions;

(i)	adding interest expense; and

(j)	deducting interest income,

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in each case, measured in accordance with the constant exchange rates policies as generally applied by the Group when reporting on quarterly or full year results and to the extent added, deducted or taken into account, as the case may be, for the purposes of determining operating profits of the Group before taxation and so that no amount shall be added or deducted more than once.

An Offer Material Adverse Effect or a Material Compliance Violation shall only be deemed to have occurred if, within the Acceptance Period, an independent expert from Ernst & Young or another expert mutually selected by the Company and the Buyer (the “Independent Expert”), using the due and careful consideration of a diligent professional, has delivered an opinion to the Offeror that an Offer Material Adverse Effect or a Material Compliance Violation, as applicable, has occurred. The Independent Expert shall undertake an evaluation of whether an Offer Material Adverse Effect or Material Compliance Violation has occurred only if so requested by the Buyer. The Offeror will publish the fact that it has received such expert opinion without undue delay, but in any case no later than the date of the publication pursuant to Section 23 para. 1 sent. 1 no. 2 WpÜG, on the Internet, in the (German) Federal Gazette (Bundesanzeiger) and the Wall Street Journal with reference to the Offer. The opinion of the Independent Expert shall be binding upon the parties and non-appealable.

4.2	Waiver

4.2.1

The Offer Conditions set out in clauses 4.1.1(b), 4.1.1(c), 4.1.1(e), 4.1.1(f) and 4.1.1(h) - 4.1.1(j) are for the sole benefit of the Buyer and Offeror and may be waived (either in whole or in part) to the extent permitted by the Applicable Rules by the Buyer at any time by publication of the waiver pursuant to Section 21 para. 2 German Takeover Act.

4.2.2

The Offer Conditions set out in clauses 4.1.1(a), 4.1.1(d) and 4.1.1(g) are for the benefit of the Buyer and the Company and accordingly may, to the extent permitted by the Applicable Rules, only be waived (either in whole or in part) by the Buyer with the written consent of the Company.

4.2.3	No Party may invoke any of the Offer Conditions if the non-satisfaction of such condition(s) is proximately caused by a breach of that Party of any of its obligations under this Agreement.

4.3	Announcement

In accordance with the Applicable Rules, the Buyer shall make a public announcement if it ascertains that an Offer Condition is not, or is incapable of being satisfied and it has decided not to use its right to waive the relevant Offer Condition.

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4.4	Reasonable Best Efforts

Without prejudice to clauses 4.1 through 4.3, the Parties shall consult with each other and each of the Parties undertakes to use its reasonable best efforts to procure the fulfilment of the Offer Conditions as soon as reasonably practicable. If at any time a Party becomes aware of a fact or circumstance that might prevent an Offer Condition from being satisfied, or may materially delay the satisfaction of such Offer Condition, it shall, as soon as practicable but not later than twenty-four (24) hours after becoming so aware, inform the other Party in writing. Subject to clause 13, each Party shall make all applications and notifications required by the Offer Conditions and shall use its reasonable best efforts to procure that all such information as is requested by the relevant authorities in connection with any such applications and notifications is provided as promptly as reasonably practicable. For the avoidance of doubt, the Parties’ obligations with respect to obtaining Antitrust Clearance is governed solely by clause 13 and this clause 4.4 shall not be deemed to modify the obligations of the Parties with respect to the matters forth in clause 13.

5	EXTRAORDINARY GENERAL MEETING

5.1	Convocation of the EGM

5.1.1

The Company undertakes to convene an extraordinary general meeting in conformity with Section 2:110 DCC, to be held at least six (6) calendar days prior to the End of the Acceptance Period, in order to provide the Company’s shareholders at a general meeting of the Company with the necessary information concerning the Transactions including the Offer and to adopt the Resolutions (the “EGM”).

5.1.2

Subject to the terms of this Agreement, the Company undertakes to recommend the Offer to its shareholders for acceptance in accordance with Section 18 paragraph 1 of the Dutch Decree and to recommend the Company’s shareholders at a general meeting of the Company to vote in favour of the Resolutions.

5.2	EGM Resolutions

5.2.1	At the EGM, the general meeting of the Company shall be requested to adopt the following resolutions, effective upon Settlement (except for the resolution under (f)), to:

(a)

(i)

grant the Offeror Top Up Affiliate an irrevocable right (the “Top Up Option”) to subscribe for Company Ordinary Shares up to such number of Company Ordinary Shares (the “Maximum Number of Top Up Shares”) that, as the result of a subscription

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for such number of Company Ordinary Shares by the Offeror Top Up Affiliate pursuant to an exercise of the Top Up Option, the aggregate par value of the Company Ordinary Shares held by the Offeror and the Offeror Top Up Affiliate would, immediately following the share issue upon exercise of the Top Up Option, be equal to 80% of the aggregate par value of the shares in the capital of the Company issued at such time plus one (1) Company Ordinary Share, in exchange for an amount per Company Ordinary Share equal to the Offer Consideration (the “Top Up Amount”), and to exclude any pre-emption rights in connection therewith;

(ii)

amend the Company’s articles of association to ensure that the Company’s authorized share capital shall always be sufficient to allow for the issue of up to the Maximum Number of Top Up Shares on the Settlement Date upon exercise of the Top Up Option (including, to the extent necessary, the inclusion of transitional provisions which increase the Company’s authorized share capital from time to time, in one or more tranches);

(iii)	subject to the Merger Resolution having been adopted at the Subsequent EGM, approve, to the extent required under applicable Law, (a) the Share Transfer and (b) the Company Newco Dissolution; and

(iv)

subject to the Merger Resolution not having been adopted at the Subsequent EGM, (a) approve the Asset Sale and (b) adopt a resolution to (1) dissolve the Company in accordance with Section 2:19 of the DCC, (2) appoint a newly incorporated foundation (the “Liquidator”) as the liquidator of the Company in accordance with Section 2:19 of the DCC, (3) approve reimbursement of the Liquidator’s reasonable salary and costs and (4) appoint an Affiliate of the Buyer as the custodian of the books and records of the Company in accordance with Section 2:24 of the DCC,

(the “Back-End Resolution”);

(b)	appoint the Person(s) identified by the Buyer in accordance with clause 6.1 to the Managing Board, if any;

(c)

give full and final discharge to all resigning Managing Board members, for their acts of management up to the date of the EGM; provided that no discharge shall be given to any Managing Board member for acts as a result of Fraud, gross negligence (grove schuld) or willful misconduct (opzet) of such Managing Board member;

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(d)	appoint the Persons identified by the Buyer in accordance with clause 6.2 to the Supervisory Board;

(e)

give full and final discharge to all resigning Supervisory Board members for their acts of supervision up to the date of the EGM; provided that no discharge shall be given to any Supervisory Board member for acts as a result of Fraud, gross negligence (grove schuld) or willful misconduct (opzet) of such Supervisory Board member; and

(f)

amend the Company’s articles of association substantially in accordance with the draft attached as Schedule 5-A (the “Company Articles”), which shall, if deemed desirable by the Buyer, be executed and become effective as soon as practicable following the delisting of the Company and the Company Shares from the NYSE and the Frankfurt Stock Exchange,

(resolutions (a) through (f), the “Resolutions”, resolutions (b), (d) and (f), the “Governance Resolutions” and resolutions (c) and (e), the “Discharge Resolutions”).

5.2.2

As promptly as practicable after the date of this Agreement, the Company shall prepare the appropriate materials for the EGM consistent with this Agreement (together with any amendments and supplements thereto and the appropriate materials for the Subsequent EGM, the “EGM Materials”) relating to the matters set forth in clause 5.2.1 and the provision of information regarding the Offer at the EGM. Unless the Boards shall have made an Adverse Recommendation Change pursuant to clauses 3.4 and 15, the Company shall include the Company Recommendation in the EGM Materials. The Company will give the Buyer and its counsel reasonable opportunity to review and comment on the EGM Materials before it is published by the Company.

5.2.3

The Company shall consult with the Buyer regarding the date of the EGM and, unless this Agreement is terminated in accordance with clause 16.1, shall not cancel, postpone or adjourn the EGM or the Subsequent EGM without the prior written consent of the Buyer.

5.2.4

The Company shall ensure that the EGM and the Subsequent EGM is called, noticed, convened, held and conducted in compliance in all material respects with all applicable Laws. The approval of the Resolutions shall be the only matters that the Company shall propose to be acted on by the shareholders of the Company at the EGM, unless otherwise reasonably proposed by the Company and approved in advance in writing by the Buyer (such approval not to be unreasonably withheld, conditioned or delayed).

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5.2.5

The Company will on the first Business Day following Antitrust Clearance or such later date as the Buyer requests in writing duly call and give notice of an extraordinary general meeting (the “Subsequent EGM”), to be held at such date(s) after Settlement as requested by the Buyer in consultation with the Company, for (i) the adoption of a resolution to resolve to effect the Merger (besluit tot fusie) (the “Merger Resolution”) and (ii) if one or more of the Governance Resolutions or the Back-End Resolution have not been adopted at the EGM, the adoption of such Governance Resolutions or the Back-End Resolution, as the case may be. The Boards will recommend the Company’s shareholders to vote in favour of the Merger Resolution and, if applicable, the relevant Governance Resolutions and the Back-End Resolution. The Buyer will cause the Offeror to vote or cause to be voted on the Company Shares held by the Offeror as of the record date for the Subsequent EGM and entitled to be voted on, in favour of the adoption of the Merger Resolution and, if applicable, the relevant Governance Resolutions and the Back-End Resolution. The approval of the Merger Resolution and, if applicable, the relevant Governance Resolutions and the Back-End Resolution, shall be the only matters that the Company shall propose to be acted on by the shareholders of the Company at the Subsequent EGM, unless otherwise reasonably proposed by the Company and approved in advance in writing by the Buyer (such approval not to be unreasonably withheld, conditioned or delayed).

5.2.6

Without limiting the generality of the foregoing, but subject to the Company’s rights to terminate this Agreement in accordance with clause 16.1 the Company agrees that (i) its obligation to duly call, give notice of, convene and hold the EGM and the Subsequent EGM in accordance with and subject to the terms hereof and (ii) its obligations pursuant to this clause 5.2, in each case, shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal (whether or not a Competing Offer) or any Adverse Recommendation Change. Unless this Agreement is terminated in accordance with clause 16.1, the Company agrees that it shall not submit to the vote of the shareholders of the Company any Alternative Proposal (whether or not a Competing Offer) or any matters relating thereto.

5.2.7	At and prior to the EGM and the Subsequent EGM, the Company shall use its reasonable best efforts to secure the approval of the matters set forth in this clause 5.2, subject to clauses 3.4 and 15.

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6	POST-OFFER CORPORATE GOVERNANCE

6.1	Composition of the Managing Board Post Completion of the Offer

The Parties shall use, and the Company shall cause the Boards and all respective members thereof individually to use, their respective reasonable best efforts to ensure that the Managing Board will, as per the Settlement, be comprised of the individuals who will be identified by the Buyer, at its sole discretion, prior to convening the EGM. The Company shall procure that Managing Board members who will not continue as Managing Board members after the Settlement, if any, will resign from their positions as members of the Managing Board with effect from the Settlement and each such member will confirm prior to the Settlement that he or she has no claim whatsoever against the Company in respect of loss of office or otherwise, except with respect to compensation duly accrued under any remunerations arrangements in respect of services rendered to the Company during the relevant financial year and as to be otherwise agreed separately between the Company and the Buyer. The Buyer shall procure that each resigning member of the Managing Board (i) is fully released from any duties in respect of his or her position as member of the Managing Board and (ii) will be granted full and final discharge for his/her acts of management up to his/her resignation; provided that no discharge shall be given to any Managing Board member for acts as a result of Fraud, gross negligence (grove schuld) or willful misconduct (opzet) of such Managing Board member.

6.2	Composition of the Supervisory Board

6.2.1

The Parties shall use, and the Company shall cause the Boards and all respective members thereof individually to use, their respective reasonable best efforts to ensure that until the later to occur of (A) the earliest of (i) such time after the Settlement Date as the Buyer and its Affiliates, in the aggregate, directly or indirectly own one hundred percent (100%) of the issued and outstanding Company Shares, (ii) the date on which the Buyer or any of its Affiliates commences a statutory squeeze-out procedure (uitkoopprocedure) in accordance with Section 2:92a or 2:201a of the DCC or the takeover buy-out procedure in accordance with Section 2:359c of the DCC, and (iii) the date on which the Share Transfer or the Asset Sale completes, and (B) the expiry of the Non-Financial Covenants Period (the latest such date, the “Completion Date”), the Company will have as per Settlement a Supervisory Board composed as follows, including through their respective resignations from any relevant board, their vote in favour of any (proposal for the) required amendment of the Company Articles or any other constitutional document, their (vote in favour of any) nomination or appointment of any Person to any relevant board, their (vote in favour of any) resignation of any Person from any relevant board and their nomination for the appointment of any Person to any relevant board:

(a)	five (5) members of the Supervisory Board who will be identified by the Buyer, at its sole discretion, prior to convening the EGM; and

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(b)

two (2) members, being Mr. Håkan Björklund and one member who will be identified by Buyer prior to convening the EGM, at its sole discretion, but who shall qualify as independent within the meaning of the Dutch Corporate Governance Code (provided that any member who would ordinarily be considered independent because he or she falls within the ‘group exemption’ of Section 2.1.7(iii) read in conjunction with Section 2.1.8(vii) of the Dutch Corporate Governance Code will not be deemed independent for these purposes) (the “Independent Members”).

6.2.2	The Buyer will designate the chairman of the Supervisory Board as of Settlement.

6.3	Particular Responsibilities of the Independent Members

The Independent Members shall act in the best interest of the Company and its business (including the interests of the Group as a whole), taking into account their fiduciary duties under the Laws of the Netherlands. In their position as members of the Supervisory Board, the Independent Members shall generally act as any other member of the Supervisory Board (including by considering the interests of the Minority Shareholders and all other shareholders of the Company) and further monitor compliance with the Non-Financial Covenants.

6.4	Resignation of Other Supervisory Board Members

6.4.1

The Company shall procure that all Supervisory Board members who will not continue as Independent Members will resign from their positions as members of the Supervisory Board with effect from the Settlement and each such member will confirm prior to the Settlement that he or she has no claim whatsoever against the Company in respect of loss of office or otherwise, except with respect to compensation duly accrued under any remunerations arrangements in respect of services rendered to the Company during the relevant financial year and as to be otherwise agreed separately between the Company and the Buyer. The Buyer shall in any event allow the Company to pay remuneration for the full year 2020 to the current members of the Supervisory Board. The Buyer shall procure that each resigning member of the Supervisory Board (i) is fully released from any duties in respect of his or her position as member of the Supervisory Board and (ii) will be granted full and final discharge for his/her acts of supervision up to his/her resignation; provided that no discharge shall be given to any Supervisory Board member for acts as a result of Fraud, gross negligence (grove schuld) or willful misconduct (opzet) of such Supervisory Board member.

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6.4.2

The Company shall procure that each Independent Member shall resign from, and the Company shall take such other action reasonably necessary to ensure that each such Independent Member ceases to be a member of, the Supervisory Board upon the Completion Date.

7	POST-OFFER RESTRUCTURING

7.1	Delisting

7.1.1	As soon as possible after Settlement, the Parties will, if the Buyer so requests, seek to:

(a)

procure the delisting of the Company Shares from the Frankfurt Stock Exchange and the NYSE and the termination of the listing agreements between the Company and the Frankfurt Stock Exchange and the NYSE, respectively in relation to the listing of the Company Shares and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after such delisting (and the Company shall cooperate with the Buyer prior to the Settlement to prepare to take, or to cause to be taken, all actions, and prepare to do or to cause to be done all things, reasonably necessary, proper or advisable to procure such delisting and deregistration); and

(b)	amend the Company’s articles of association, if deemed desirable by the Buyer, by executing the Company Articles.

7.1.2

As long as the Company remains listed on either the NYSE or the Frankfurt Stock Exchange, it shall continue to comply with the Dutch Corporate Governance Code (except for current and future deviations from the Dutch Corporate Governance Code in accordance with the “explain” requirement in respect of such deviations).

7.2	Statutory Squeeze-Out Proceedings

If, following the Settlement Date, the Buyer, alone or together with its Affiliates, holds at least 95% of the Company’s aggregate issued and outstanding share capital (geplaatst en uitstaand kapitaal), the Buyer may commence a compulsory acquisition procedure (uitkoopprocedure) in accordance with Section 2:92a or 2:201a of the DCC to buy out the remaining holders of the Company Shares. The Company shall provide the Buyer with any reasonable assistance as may be required, including, if needed, joining such proceedings as co-claimant or defendant.

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7.3	Post-Closing Restructuring

7.3.1

Taking account of the strategic and business rationale of the Offer, the Company acknowledges that the terms of the Offer are predicated on, and the importance for the Buyer to achieve, the acquisition of 100% of the Company Shares or the entirety of the Company’s assets and operations. This importance is based, inter alia, on:

(a)

the fact that having a single shareholder and operating without a public listing increases the Group’s and the Buyer’s ability to achieve the goals of the Transactions and implement the actions of its strategy and reduces the Group’s costs;

(b)	the ability of the Company and the Buyer to terminate the listing of the Company Shares from the NYSE and the Frankfurt Stock Exchange, and all resulting cost savings therefrom; and

(c)	the ability to achieve an efficient capital structure (both from a tax and financing perspective), which would, amongst others, facilitate intercompany transactions and dividend distributions.

7.3.2

In light of the above and the fact that the Buyer’s willingness to pay the Offer Consideration and pursue the Transactions is predicated on the acquisition of 100% of the Company Shares or the entirety of the Company’s assets and operations and the willingness of the Buyer to have an Acceptance Threshold of less than 95%, the Company expresses an interest in and its support for the Merger and Liquidation or Asset Sale and Liquidation (as applicable) and the Top Up Option as contemplated in clause 7.3.3 and the Post-Closing Measures as contemplated in clause 7.7.

7.3.3

The Top Up Option shall be exercisable immediately once, in whole or in part upon and promptly following Settlement, and subject to the Back-End Resolution having been adopted. The Top Up Option shall terminate on the second Business Day after the Settlement Date. In the event that the Offeror Top Up Affiliate wishes to exercise the Top Up Option, it shall so notify the Company in writing (the “Top Up Option Exercise Notice”), and shall set forth in such Top Up Option Exercise Notice the number of Company Ordinary Shares for which the Offeror Top Up Affiliate exercises the Top Up Option and subscribes for. Upon receipt of the Top Up Option Exercise Notice, the Company shall immediately, and in any event on the Settlement Date, issue the relevant number of Company Ordinary Shares to the Offeror Top Up Affiliate. At the Subsequent EGM, the Offeror Top Up Affiliate shall not vote on the Company Ordinary Shares it acquired through exercise of the Top Up Option. At any other general meeting of the Company, the votes on such shares shall be cast proportional to the votes in favour and against any proposal cast on the other Company Ordinary Shares, except that the Offeror Top Up Affiliate may decide in its discretion how to vote on such shares with respect to any proposals to appoint, suspend or dismiss members of the Boards.

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7.3.4

The Buyer shall cause the Offeror Top Up Affiliate to pay the Top Up Amount (i) in cash, (ii) by contribution in kind of a promissory note issued by the Buyer or any of its Subsidiaries, or (iii) by any combination of the foregoing. The Company shall or shall cause Company Newco, as the case may be, to cooperate with the Offeror Top Up Affiliate and execute or cause to be executed any documents and take or cause to be taken any other actions as may be reasonably requested by the Offeror Top Up Affiliate to effect on the Settlement Date the issuance of the Company Ordinary Shares in connection with the exercise of the Top Up Option, and record such issuance in the Company’s shareholders register on the Settlement Date.

7.3.5

After and subject to (i) the Merger Resolution having been adopted and (ii) Settlement having occurred, the Buyer may determine to, or, if the Top Up Option has been exercised, in whole or in part, must implement the Merger and Liquidation, in which case:

(a)

The Company shall procure that the Company, Company Newco and Company Newco Sub shall effect the Merger in accordance with the provisions set forth in the Merger Proposal immediately after adoption of the Merger Resolution. The Buyer shall procure that the Offeror Top Up Affiliate shall, only vote the Company Newco Class A Shares allotted for the Company Ordinary Shares issued pursuant to the exercise of the Top Up Option in favour and against any proposal on the Company Newco Class A Shares proportional to the votes in favour and against such proposal cast on the other Company Newco Class A Shares, except that the Offeror Top Up Affiliate may decide in its discretion how to vote on such shares with respect to any proposals to appoint, suspend or dismiss members of the board of Company Newco;

(b)

The Buyer shall procure that the Offeror makes to Company Newco Sub a cash payment (the “Cash Payment”) in an amount equal to (x) the Offer Consideration multiplied by (y) the total number of Company Shares (whereby, for the avoidance of doubt, a Fractional Share counts as one-twenty-seventh (1/27th)) held beneficially or of record by the Minority Shareholders minus (z) any cash paid pursuant to clause 7.3.4 (the amount obtained by multiplying (x) and (y), the “Cash Distribution Amount”) in exchange for a loan note substantially in the form as included in Schedule 7-A (the “Company Newco Sub Note”), immediately after the Merger becoming effective.

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(c)	The Company shall:

(i)	inform the Buyer of the amount of the Cash Distribution Amount no later than five (5) Business Days prior to the date of the Subsequent EGM;

(ii)

if the Top Up Option was exercised, procure that Company Newco Sub reorganizes its issued share capital effective immediately prior to the execution of the Share Transfer Agreement, such that, pursuant to the consummation of the Share Transfer Agreement, the Offeror and the Offeror Top Up Affiliate (or their respective nominees nominated in accordance with the Share Transfer Agreement) shall acquire all issued shares in the capital of Company Newco Sub in proportion to their respective relative shareholdings in the Company (determined at the time of the execution of the Share Transfer Agreement, disregarding any preference shares of the Company held by either of them) (such proportion, the “Relevant Transfer Proportion” and such reorganization, the “Company Newco Sub Capital Reorganization”);

(iii)

procure that Company Newco enters into a share transfer agreement with the Buyer, the Offeror and, if the Top Up Option was exercised, the Offeror Top Up Affiliate, substantially in the form as included in Schedule 7-B (the “Share Transfer Agreement”), pursuant to which the issued shares in the capital of Company Newco Sub will be sold and, subject to and immediately after the Cash Distribution having been made, be transferred to the Offeror and, if applicable, the Offeror Top Up Affiliate (or their respective nominees nominated in accordance with the Share Transfer Agreement in accordance with the Relevant Transfer Proportion);

(iv)	procure that Company Newco Sub executes and provides to the Offeror the Company Newco Sub Note, immediately after the Merger becoming effective;

(v)

procure that Company Newco Sub makes a cash distribution to Company Newco (the “Cash Distribution”) in an amount equal to (i) the Cash Distribution Amount plus (ii) the amount of the distribution in connection with the Preference Shares Cancellation (if applicable), immediately after the Merger becoming effective and the Cash Payment having been made;

(vi)

procure that Company Newco Sub makes an entity classification election to be treated as a corporation for U.S. federal Tax purposes, immediately after the Cash Distribution having been made (the “Company Newco Sub Election”);

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(vii)

if there are any issued preference shares in the capital of Company Newco, procure that Company Newco cancels all preference shares in its capital against payment of a distribution to which the holders of such preference shares are entitled pursuant to the articles of association of Company Newco, immediately after the Company Newco Sub Election having been made (the “Preference Shares Cancellation”);

(viii)

procure that Company Newco transfers the issued shares in the capital of Company Newco Sub to the Offeror and, if applicable, the Offeror Top Up Affiliate (or their respective nominees nominated in accordance with the Share Transfer Agreement) in accordance with the Relevant Transfer Proportion by means of the execution of a notarial deed of transfer immediately after (i) the Company Newco Sub Election having been made and (ii) the Preference Shares Cancellation having occurred (if applicable), and that Company Newco Sub acknowledges the transfers in such notarial deed of transfer (the “Share Transfer”); and

(ix)

adopt prior to the Settlement Date, in its capacity as sole shareholder of Company Newco, a resolution to, subject to and immediately following completion of the Share Transfer, (i) dissolve Company Newco in accordance with Section 2:19 of the DCC (the “Company Newco Dissolution”), (ii) appoint the Liquidator as the liquidator of Company Newco in accordance with Section 2:19 of the DCC, (iii) approve reimbursement of the Liquidator’s reasonable salary and costs and (iv) appoint an Affiliate of the Buyer as the custodian of the books and records of Company Newco in accordance with Section 2:24 of the DCC; and

(x)

effectuate the Company Newco Liquidation, and make, with respect to the outstanding shares in the capital of Company Newco not held by the Offeror or the Offeror Top Up Affiliate (or their respective nominees nominated in accordance with the Share Transfer Agreement), an advance liquidation distribution in cash (x) per Company Newco Class A Share in an amount equal to the Offer Consideration (the “Company Newco Class A Liquidation Distribution”) and (y) per Company Newco Class B Share in an amount equal to 1/27th of the Offer Consideration (the “Company Newco Class B Liquidation Distribution” and, together with the Company Newco Class A Liquidation Distribution the “Company Newco Liquidation Distributions”), in each case less any applicable withholding Taxes.

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7.3.6

After the Subsequent EGM has been held and subject to (i) the Merger Resolution not having been adopted at the Subsequent EGM and (ii) Settlement having occurred, the Buyer may determine to, or, if the Top Up Option has been exercised, in whole or in part, must implement the Asset Sale and Liquidation, in which case the Company shall:

(a)

enter into an asset sale agreement with the Buyer, the Offeror and, if the Top Up Option was exercised, the Offeror Top Up Affiliate, substantially in the form as included in Schedule 7-C (the “Asset Sale Agreement”) and the Parties shall promptly implement the asset sale as contemplated by the Asset Sale Agreement (the “Asset Sale”), and take (or cause to be taken) the steps to complete the actions and transactions set forth in the Asset Sale Agreement. The purchase price to be paid by the Offeror in the Asset Sale shall be equal to (i) the Offer Consideration multiplied by (ii) the total number of Company Ordinary Shares issued and outstanding immediately prior to completion of the Asset Sale; and

(b)

effectuate the Liquidation, and make an advance liquidation distribution per Company Share in cash on the Company Shares not held by the Offeror or the Offeror Top Up Affiliate (or their respective nominees nominated in accordance with the Asset Sale Agreement) in an amount equal to the Offer Consideration less any applicable withholding Taxes (the “Advance Liquidation Distribution”).

7.3.7

The board of directors of the Liquidator shall initially consist of the Company, and the Buyer and the Company shall use their respective reasonable best efforts to (i) procure that the board of directors of the Liquidator shall, prior to the contemplated Merger, consist of one or more professional liquidator(s) or similar service provider(s) (natural person(s) or a professional liquidator service provider(s)) and (ii) reach agreement with such service provider as soon as practicable after the date of this Agreement.

7.4	Financing

7.4.1

From the date hereof until the earlier of the Completion Date or the termination of this Agreement in accordance with its terms, subject to the terms and limitations hereof, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate in connection with the arrangement of any debt or equity financing that the Buyer or any of its Affiliates elects to obtain for

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the purpose of financing the transactions contemplated hereby or any transaction undertaken in connection herewith (including the replacement, repayment or refinancing of any indebtedness of the Company, any of its Subsidiaries, the Buyer or any of its Affiliates) (the “Financing”), in each case, as may be reasonably requested by the Buyer; provided, that such requested cooperation does not unreasonably interfere with the business or ongoing operations of the Company and its Subsidiaries and such cooperation shall not require the Company or its Subsidiaries to have its financial statements reviewed or audited other than in accordance with past practice. Such cooperation by the Company and its Subsidiaries shall include, at the reasonable request of the Buyer:

(a)

reasonably promptly following request by the Buyer, furnishing such financial statements and other financial data and other information relating to the Company and its Subsidiaries and requested by the Buyer or its Representatives as may be reasonably necessary or advisable to consummate the Financing, including financial statements, financial data, projections, audit reports and other practically available information constituting consolidated audited financial statements relating to the Company for the most recent fiscal year ended at least ninety (90) days prior to the Settlement Date and unaudited consolidated financial statements relating to the Company for any quarterly interim period or periods (other than the fourth fiscal quarter) ended after the date of its most recent audited financial statements and at least fifty (50) days prior to the Settlement Date (and the corresponding periods of the prior fiscal year) and financial information and data necessary for Buyer or any of its Affiliates to prepare customary pro forma financial information; provided that such materials shall not include, and the Company and its Subsidiaries shall not be responsible for, the preparation of projections, risk factors and forward-looking statements relating to all or any component of the Financing and pro-forma financial information, including pro-forma cost savings, synergies, capitalization, or other pro-forma adjustments desired to be incorporated into any pro-forma financial information;

(b)

using reasonable best efforts to cause its independent accountants to cooperate with any Financing sources consistent with such independent accountants’ customary practice and obtain customary accountants’ “comfort letters” (including customary “negative assurances”) and customary consents to the inclusion of audit reports in connection with the Financing;

(c)

providing information related to the Company and its Subsidiaries reasonably necessary to assist the Buyer or any of its Affiliates in the preparation of one or more customary confidential information memoranda, offering memoranda and other marketing and syndication materials reasonably requested by the Buyer or any of its Affiliates;

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(d)

providing the reasonable use by the Buyer and its Affiliates of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of the Financing (subject to advance review of and consultation with respect to such use); provided, that such logos are used solely in a manner that is reasonable and customary for such purposes and that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective products, services, offerings or intellectual property rights;

(e)

participating (and causing senior management and representatives, with appropriate seniority and expertise, to participate), with appropriate advance notice, in a reasonable number of meetings and presentations with prospective Financing sources and in due diligence sessions reasonably requested by the Financing sources;

(f)

providing information reasonably necessary to assist the Buyer or any of its Affiliates in its preparation of customary material relating to the Company and its Subsidiaries for rating agency presentations;

(g)

providing, at least three (3) Business Days prior to the Settlement all documentation and other information about the Company and its Subsidiaries as is required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested by any Financing source at least ten (10) Business Days prior to the anticipated Settlement Date;

(h)

using reasonable best efforts to cooperate with the Buyer and any Debt Financing Sources to ensure that, to the extent practicable and appropriate, any syndication efforts in connection with the Debt Financing benefit from the Company’s and its Subsidiaries’ existing financing relationships;

(i)

promptly supplementing the written information (other than projections and other forward-looking materials and information of a general economic or industry specific nature) provided by the Company or its Subsidiaries to the extent such information contains any material misstatement of fact or omits to state any material fact necessary to make such information, taken as a whole, not misleading in any material respect promptly after gaining knowledge thereof; and

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(j)	using reasonable best efforts to cooperate with the Buyer’s legal counsel in connection with any legal opinions that may be required to be delivered in connection with the Financing;

provided that neither the Company nor any of its Subsidiaries nor any of their respective Affiliates or Representatives shall be required pursuant to this clause 7.4.1 to (A) pay any commitment or other fees, in each case, in connection with the Financing other than any Financing made available to the Company or any of its Subsidiaries, (B) give any indemnities in connection with the Financing other than any Financing made available to the Company or any of its Subsidiaries, (C) provide (i) any information the disclosure of which is prohibited or restricted under applicable Law or subject to legal privilege (provided that the Company shall inform the Buyer that it is not providing certain information as a result of such privilege and shall use reasonable best efforts to provide such information in a manner that does not result in a loss of such privilege) or (ii) any information with respect to which the Company or any of its Subsidiaries owes a duty of confidentiality to a third party (it being understood, in that case, that the Company shall, to the extent permitted by such duty of confidentiality, inform the Buyer that it is not providing certain information as a result of such a duty and shall use reasonable best efforts to provide such information in a manner that does not breach such duty and to obtain the consent of such third party to the Company’s and its Subsidiaries’ disclosure of such information to the Buyer and its Financing sources), (D) take any action that would conflict with or violate its organizational documents or any applicable Law or would result in a violation or breach of, or default under, any agreement to which the Company or any of its Subsidiaries is a party or (E) execute any material agreement, certificate, document or instrument pursuant to this clause 7.4.1 with respect to any Financing that is not contingent on the Settlement (other than customary authorization letters).

7.4.2

The Buyer shall, promptly upon request by the Company, reimburse the Company, for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, its Subsidiaries and its and their respective Representatives in connection with their respective obligations pursuant to clause 7.4.1 and clause 7.5.2. The Buyer shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives, from and against any and all losses suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith (other than material misstatements or omissions in information provided by or on behalf of the Company or any of its Subsidiaries for use in any such Financing), except to the extent arising out of Fraud, gross negligence or willful misconduct of the Company or any of its Subsidiaries.

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7.4.3

All information provided by or on behalf of the Company and its Subsidiaries, officers and other Representatives pursuant to this clause 7.4 shall be kept confidential by the Buyer and its Subsidiaries in accordance with the terms of this Agreement, except that the Buyer shall be permitted to disclose such information to actual and potential Financing sources, subject to such Financing sources entering into customary confidentiality undertakings with respect to such information (provided, that the Company acknowledges that the confidentiality undertakings contained in the Debt Commitment Letter are customary and satisfactory to the Company). This clause 7.4.3 and clause 7.4.2 shall survive the termination of this Agreement and clause 7.4.3 is intended to benefit, and may be enforced by, the Persons indemnified pursuant thereto.

7.5	Treatment of Certain Indebtedness

7.5.1

The Company shall, and shall cause its Subsidiaries to, deliver all notices, reasonably cooperate with the Buyer and take all other actions reasonably requested by the Buyer to facilitate the termination at the Settlement of all commitments under the Credit Agreements, the repayment in full on the Settlement Date (or in the case of any letters of credit or letters of guarantee, cash collateralization, to the extent that the Buyer or any of its Affiliates shall not have entered into an alternative arrangement with the issuing bank) of all obligations in respect of the indebtedness under the Credit Agreements (other than with respect to contingent indemnification obligations not then due and owing), and the release on the Settlement Date of any guarantees thereof and of any liens securing all such indebtedness and guarantees. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts and shall reasonably cooperate with the Buyer to obtain and deliver to Buyer (A) at least ten (10) Business Days prior to the Settlement Date a draft payoff letter and related release documentation and (B) at least three (3) Business Days prior to the Settlement Date an executed payoff letter with respect to the Credit Agreements and related release documentation (together, the “Payoff Letter”), in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such indebtedness is owed, which Payoff Letter shall, among other things, include the payoff amount and provide that liens (and guarantees), if any, granted in connection with the Credit Agreements relating to the assets, rights and properties of the Company and its Subsidiaries securing such indebtedness and guarantees shall, upon the payment of the amount set forth in the Payoff Letter at or prior to the Settlement, be released and terminated. The obligations of the Company pursuant to this clause 7.5.1 shall be subject to the Buyer or any of its Affiliates providing all funds required to effect all such repayments and cash collateralization of (or alternative arrangement with respect to) letters of credit or letters of guarantee at or prior to the Settlement.

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7.5.2

At the request of Buyer, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to modify or amend (the “Debt Amendments”), with the consent of the holders of the Senior Notes and the Senior Loans, as applicable, the Note Purchase Agreement and the Loan Agreements to expressly permit, in the case of the Senior Notes, conditional notices of redemption or prepayment with respect to any redemption or prepayment of any Senior Notes in connection with the Settlement and, in the case of the Senior Loans, prepayment of the Senior Loans at par upon conditional notice in connection with the Settlement; it being understood that in no event shall this sentence require the Company or any of its Subsidiaries to incur any liability or pay any amounts or otherwise amend the terms of the Senior Notes or the Senior Loans in a manner adverse to the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries shall incur any such liability or pay any such amounts without the prior written consent of Buyer. In the event that any of the Debt Amendments are obtained, at the request of Buyer, the Company shall, and shall cause its Subsidiaries to, deliver all notices, reasonably cooperate with the Buyer and take all other actions reasonably requested by the Buyer to facilitate the repayment in full on the Settlement Date of all obligations in respect of the indebtedness that is the subject of such Debt Amendment(s), and the release on the Settlement Date of any guarantees thereof and of any liens securing all such indebtedness and guarantees.

7.5.3

Within the time periods required by the terms of the Cash Convertible Senior Notes Indentures, the Company and its Subsidiaries shall take all actions required by, or reasonably requested by Buyer pursuant to, the Cash Convertible Senior Notes Indentures and applicable Law to be performed by the Company or any of its Subsidiaries at or prior to the Completion Date as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including the giving of any notices that may be required or reasonably requested by the Buyer on or prior to the Completion Date, and delivery to the trustee, holders or other applicable Person, as applicable, of any documents or instruments, including officer’s certificates and legal opinions, required or reasonably requested by the Buyer to be delivered on or prior to the Completion Date to such trustee, holders or other applicable Person, in each case in connection with the execution and delivery of this Agreement, the transactions contemplated hereby or as otherwise required by, or reasonably requested by the Buyer pursuant to, the Cash Convertible Senior Notes Indentures; provided that the Company (or its applicable Subsidiary) shall deliver a copy of any such notice or other document to the Buyer at least three (3) Business Days prior to delivering or entering into such notice or other document in accordance with the terms of the applicable Cash Convertible Senior Notes Indenture and the Company shall include any proposed changes thereto that Buyer reasonably requests.

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7.6	Treatment of Call Options and Warrants

7.6.1

Prior to the Completion Date, the Company shall (1) comply with the terms of the Company Call Options in all respects, (2) provide reasonable advance written notice to the Buyer of, and include the Buyer and permit the Buyer to participate in, any communications, discussions or negotiations between the Company and any counterparty to any Company Call Options relating to proposed adjustments or modifications to the terms of any Company Call Options and (3) to the extent reasonably requested by the Buyer, (A) facilitate the termination of any Company Call Options at the Settlement (it being understood that any such termination will be subject to the terms of the Company Call Options) and (B) cooperate with the Buyer with respect to the termination of any Company Call Options at the Settlement and the negotiation of any termination or settlement payment or valuation related thereto. Notwithstanding the foregoing, the Company shall not be required pursuant to clause (3) of the immediately preceding sentence to (A) incur any fees, expenses or other liabilities prior to the Settlement for which it is not previously or promptly reimbursed or simultaneously indemnified or (B) enter into or approve any agreement or other documentation, or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Settlement.

7.6.2

Prior to the Completion Date, the Company shall (1) comply with the terms of the Company Warrants in all respects (including, upon the valid exercise of any Company Warrants, settling such Company Warrants in accordance with their terms and the terms of this Agreement), (2) provide reasonable advance written notice to the Buyer of, and include the Buyer and permit the Buyer to participate in, any communications, discussions or negotiations between the Company and any counterparty to any Company Warrants relating to proposed adjustments or modifications to the terms of any Company Warrants and (3) to the extent reasonably requested by the Buyer, (A) facilitate the termination of any Company Warrants at the Settlement (it being understood that any such termination will be subject to the terms of the Company Warrants) and (B) cooperate with the Buyer with respect to the termination of any Company Warrants at the Settlement and the negotiation of any termination or settlement payment or valuation related thereto. Notwithstanding the foregoing, the Company shall not be required pursuant to clause (3) of the immediately preceding sentence to (A) incur any fees, expenses or other liabilities prior to the Settlement for which it is not previously or promptly reimbursed or simultaneously indemnified or (B) enter into or approve any agreement or other documentation, or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Settlement.

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7.7	Post-Closing Measures

7.7.1

Following the Settlement, the Buyer shall be entitled to effect or cause to effect, other than the Merger and Liquidation and the Asset Sale and Liquidation, any other restructuring of the Group for the purpose of achieving an optimal operational, legal, financial and/or fiscal structure in accordance with the Applicable Rules and Dutch Law in general (the “Post-Closing Measures”), some of which may have the effect of diluting the shareholding of any shareholders of the Company other than the Buyer and its Affiliates (the “Minority Shareholders”), including:

(a)	a sale of all, or substantially all, of the assets and liabilities of the Company to the Buyer or an Affiliate of the Buyer;

(b)	a subsequent public offer for any Company Shares held by Minority Shareholders;

(c)

a statutory cross-border or domestic (bilateral or triangular) legal merger (juridische (driehoeks-)fusie) in accordance with section 2:309 et seq of the DCC between the Company, the Buyer and/or any other Affiliate of the Buyer;

(d)	a statutory legal demerger (juridische splitsing) of the Company in accordance with section 2:334a et seq of the DCC;

(e)

a contribution of cash and/or assets by the Buyer or by any Affiliate of the Buyer in exchange for shares in the share capital of the Company, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of Minority Shareholders may be excluded;

(f)	a distribution of proceeds, cash and/or assets to the shareholders of the Company or share buybacks;

(g)

a sale and transfer of assets and liabilities by the Buyer or any of its Affiliates to any member of the Group, or a sale and transfer of assets and liabilities by any member of the Group to the Buyer or any of its Affiliates;

(h)	any transaction between the Company and the Buyer or their respective Affiliates on terms that are not at arm’s length;

(i)

any transaction, including a sale and/or transfer of any material asset, between the Company and its Affiliate or between the Company and the Buyer or their respective Affiliates with the objective of using any carry forward tax losses available to the Company, the Buyer or any of their respective Affiliates;

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(j)	any transactions, restructurings, share issuances, procedures and/or proceedings in relation to the Company and/or one or more of its Affiliates required to effect the aforementioned objectives; or

(k)	any combination of the foregoing.

7.7.2

In the implementation of any Post-Closing Measure, the Parties shall comply with clause 9.1.1 and due consideration will be given to the Applicable Rules, including the requirement to consider the interests of all stakeholders including any minority shareholders of the Company, and the requirement for the members of the Supervisory Board to form their independent view of the relevant matter. In this respect, the Supervisory Board (and any members thereof) shall continue to have the right to engage, with the reasonable and documented costs thereof being for the account of the Company, their own financial and legal advisors, if and to the extent they reasonably believe that the advice of such advisors is necessary to assist them in reviewing and assessing any matter that comes before the Supervisory Board.

8	INDEMNIFICATION; INSURANCE

8.1	Indemnification

8.1.1

From and after the Settlement Date, until the six (6) year anniversary of the Settlement Date, the Buyer shall, or shall cause one of its Subsidiaries to, indemnify and hold harmless, and provide advancement of expenses (as incurred by such Person in connection with and prior to the final disposition of any claim, action or proceeding, subject to the execution by such Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determined that such Person is not entitled to indemnification) to, all past and present members of the Boards, directors and officers of the Company and its Subsidiaries:

(a)

in a manner no less advantageous in the aggregate as such Persons are or have the right to be indemnified or have the right to advancement of expenses as of the date of this Agreement, in each case pursuant to the organizational documents of the Company or any indemnification agreements between the Company or any of its Subsidiaries and such Person; and

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(b)	to the fullest extent permitted by Law,

in each case, for acts or omissions occurring at or prior to the Settlement Date, whether asserted or claimed prior to, at or after the Settlement Date (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions).

8.2	Insurance

8.2.1

Prior to the Settlement Date, the Buyer and the Company shall consult in good faith on the matters set forth in this clause 8.2.1, and the Buyer shall as of the Settlement Date, obtain and fully pay, or cause to be obtained and fully paid, or permit the Company to obtain and fully pay, the premium for a six-year run-off or “tail” endorsement to:

(a)	the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance program; and

(b)	the Company’s existing fiduciary liability insurance policies,

(collectively, “D&O Insurance”) which, in each case, commences upon the Settlement Date (the “Tail Period”); provided, that in no event shall the total cost for the D&O Insurance exceed three hundred fifty percent (350%) of the annual premiums paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premium for such insurance would at any time exceed the Premium Cap, then the Buyer shall obtain, or cause to be obtained, D&O Insurance, which based upon consultation between the Buyer and the Company in good faith, provides the maximum limits on liability available at a cost equal to the Premium Cap.

8.2.2

In the event that the Buyer, the Company or any of their respective successors or assigns (other than pursuant to the Transactions) (i) shall consolidate with, or merge with or into, any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, the Buyer shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in clauses 8.1, 8.2 and 8.3.

8.3	Third-Party Beneficiaries

The obligations of the Buyer under this clause 8 shall be subject to any restrictions of applicable Law and shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom clause 8.1 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom clause 8.1 applies shall be third-party beneficiaries (with own right of demand) in the context of clause 8.1).

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8.4	Merger and Liquidation Indemnification

The Buyer hereby undertakes to indemnify and hold harmless, by way of irrevocable third-party stipulation for no consideration and subject to customary conditions, the Liquidator and managing directors of the Liquidator (each of them, a “Back-End Indemnified Party”) against any present and future, actual or contingent, ascertained or unascertained or disputed, known or unknown, reported and unreported or other damages, liabilities, losses, costs (including reasonable adviser fees and expenses) and fines arising, accruing or (to be) incurred by any Back-End Indemnified Party in that capacity arising directly or indirectly from the Merger and Liquidation or the Asset Sale and Liquidation, as the case may be, and any acts or omissions in connection with preparing, proposing or implementing the Merger and Liquidation or the Asset Sale and Liquidation, as the case may be.

9	NON-FINANCIAL COVENANTS

9.1.1

The Buyer shall, subject to clause 10, observe the confirmations and commitments set out in Schedule 8 and clause 9.1.2 (the “Non-Financial Covenants”) and that the Non-Financial Covenants will be properly reflected in the Offer Document.

9.1.2	For as long as the Company has Minority Shareholders, the Buyer shall procure that no member of the Group shall take any of the following actions:

(i)	issue additional shares for cash consideration to any Person (other than members of the Group) which would dilute the interest of any minority shareholder in the Company;

(ii)	agree to or enter into a related party transaction with any material shareholder which is not at arm’s length; or

(iii)	take any other action which disproportionately prejudices the value of, or the rights relating to, the Company’s minority shareholders,

in each case other than (A) pursuant to a rights issue or any other share issue where the Company’s minority shareholders have been offered a reasonable opportunity to subscribe pro rata to their then existing shareholding, or any shares issued to a third-party not being an Affiliate of a Party, (B) a statutory squeeze-out procedure (uitkoopprocedure) in accordance with Section 2:92a or 2:201a of the DCC or the takeover buy-out procedure in accordance with Section 2:359c of the DCC or (C) the Merger and Liquidation or the Asset Sale and Liquidation (as applicable).

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10	DURATION, NON-FINANCIAL COVENANTS

10.1	Duration

10.1.1

The Parties agree that, the Non-Financial Covenants will expire 12 (twelve) months after the Settlement Date except to the extent expressly provided otherwise in a specific Non-Financial Covenant (the “Non-Financial Covenants Period”).

10.1.2

Notwithstanding clause 10.1.1, the Non-Financial Covenants set out in clause 9.1.2 and the limitations regarding the Post-Closing Measures set out in clause 7.7 will cease to apply on the earlier of (i) the date on which the Buyer directly or indirectly holds 100% of the Company Shares, (ii) the date on which the Buyer irrevocably commences a statutory squeeze-out procedure (uitkoopprocedure) in accordance with Section 2:92a or 2:201a of the DCC or the takeover buy-out procedure in accordance with Section 2:359c of the DCC, (iii) expiry of the Non-Financial Covenants Period, (iv) the date on which, following the Share Transfer, as part of the Company Newco Liquidation the shareholders of Company Newco have received the liquidation distribution equal to the Offer Consideration less any withholding Taxes (if applicable) and (v) the date on which, following the Asset Sale, as part of the Liquidation the shareholders of the Company have received the liquidation distribution equal to their pro rata part of the purchase price paid in the Asset Sale less any withholding Taxes (if applicable).

10.1.3

In the event that the Company ceases to exist or ceases to be the holding company of the Company’s operations during the Non-Financial Covenants Period, the Non-Financial Covenants shall continue to apply to the new holding company of the Company’s operations for the remainder of the Non-Financial Covenants Period. The Buyer shall in such case procure that the governance of the Company as described in clause 6 is, in accordance with its terms, applied to the new holding company of the Company’s operations. In such case, all of the Company’s rights and obligations under the Non-Financial Covenants will be (without a need for any further action) assigned and transferred to the new holding company.

10.1.4

In the event the Buyer or any of its Affiliates sells or transfers (whether directly or indirectly, whether by a sale or transfer of shares or assets or otherwise) the Group or substantially all of the assets of the Group (in a single transaction or a series of related transactions) to any third-party within the Non-Financial Covenants Period, the Buyer shall, as a precondition to such sale or transfer, procure that such third-party shall, prior to the transfer, commit to undertakings in respect of the Company that are comparable to the Non-Financial Covenants for the remainder of the applicable Non-Financial Covenants Period.

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10.2	Benefit and Enforcement

10.2.1	Any deviation from the Non-Financial Covenants shall require the prior approval of the Supervisory Board, including the affirmative vote of at least one of the Independent Members.

10.2.2

The Non-Financial Covenants are made to the Company as well as, by way of irrevocable third-party undertaking for no consideration (onherroepelijk derdenbeding om niet), to each of the Independent Members in their capacity as members of the Supervisory Board. The Non-Financial Covenants may be enforced by a joint decision of the Independent Members and, for the avoidance of doubt, any enforcement of the Non-Financial Covenants shall require the approval of both of the Independent Members. The Buyer hereby agrees in advance to the assignment of the benefit of this undertaking by each of the Independent Members to its successor.

10.2.3

The Buyer will bear all reasonable costs and expenses relating to the enforcement of the Non-Financial Covenants by the Independent Members, including by making payment in advance or as incurred, as requested by the Independent Members or their Representatives, to cover all such reasonable costs and expenses.

11	COMPANY EQUITY PLANS AND COMPANY PLANS

11.1	Vested Company Options

At the Settlement, each Company Option that is outstanding (all of which are currently vested) as of immediately prior to the Settlement shall, without any action on the part of the Buyer, the Company, the holder thereof or any other Person, be cancelled and (consistent with the Company Equity Plans) converted into and shall become a right to receive an amount in cash, without interest, equal to the product of (x) the excess, if any, of the Offer Consideration over the applicable per share exercise price of such Company Option multiplied by (y) the number of Company Shares subject to such Company Option as of immediately prior to the Settlement.

11.2	Unvested Company RSUs and Company PSUs that Will Vest at Settlement

Except as otherwise agreed with the applicable award holder, at the Settlement, each unvested Company RSU and Company PSU that is outstanding as of immediately prior to the Settlement and that vests at the Settlement in accordance with its terms or the terms of any applicable employment agreement in each case, as in effect on the date of this Agreement, shall, without any action on the part of the Buyer, the Company, the holder thereof or any other Person, be cancelled and (consistent with the Company Equity Plans) converted into and

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shall become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the Offer Consideration by (y) the total number of Company Shares subject to such Company RSU or Company PSU as of immediately prior to the Settlement (which, in the case of Company PSUs with respect to which the applicable Performance Determination Date (as defined in the Company Equity Plans) has occurred, will be the number of Company PSUs earned based on actual performance through the applicable Performance Determination Date as determined under the Company Equity Plans, and which, in the case of Company PSUs with respect to which the applicable Performance Determination Date has not occurred, will be the number of Company PSUs that would be earned assuming 100% achievement of applicable performance targets as set forth in the Company Equity Plans).

11.3	Unvested Company RSUs and Company PSUs

At the Settlement, each Company RSU and Company PSU that is outstanding and unvested as of immediately prior to the Settlement and that does not vest pursuant to clause 11.2 shall without any action on the part of the Buyer, the Company, the holder thereof or any other Person, be cancelled and (consistent with the Company Equity Plans) converted into a time-vesting restricted stock unit award (an “Adjusted SUA”), with substantially the same terms and conditions (including with respect to vesting) as were applicable to such Company RSU or Company PSU immediately prior to the Settlement, with respect to a number of shares of the Buyer’s common stock that is equal to the product (rounded to the nearest whole share) obtained by multiplying (x) the Exchange Ratio by (y) the total number of Company Shares subject to such Company RSU or Company PSU as of immediately prior to the Settlement (which, in the case of Company PSUs with respect to which the applicable Performance Determination Date has occurred, will be the number of Company PSUs earned based on actual performance through the applicable performance period as determined under the Company Equity Plans, and which, in the case of Company PSUs with respect to which the applicable Performance Determination Date has not occurred, will be the number of Company PSUs that would be earned assuming 100% achievement of applicable performance targets as set forth in the Company Equity Plans). Notwithstanding the foregoing, with respect to any Adjusted SUA in respect of a converted Company PSU, the applicable vesting period shall be the duration of the originally scheduled performance period relating to such Company PSU or any longer period set forth in an applicable award agreement, subject to any applicable provisions relating to acceleration of vesting. Notwithstanding the foregoing, the Adjusted SUAs (i) will not be subject to any minimum Commitment Share Ownership Requirements (as defined in a Company RSU or Company PSU), and (ii) will provide that any Company Service Provider notice of termination included in a Company RSU or Company PSU will be interpreted and implemented in compliance with applicable law.

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11.4	Transaction Payments

At the Settlement, current and former Company Service Providers who are entitled to a Transaction Payment pursuant to the terms of an applicable employment agreement, shall have the right to receive an amount, in cash, without interest, equal to their respective Transaction Payments, subject to and in accordance with the terms of their respective employment agreements.

11.5	Timing of Payments

As soon as reasonably practicable after the Settlement (but no later than the second (2nd) payroll date after the Settlement), the applicable holders of Company Equity Awards that settle pursuant to clauses 11.1 or 11.2 and employees entitled to a Transaction Payment shall receive the payments described in clauses 11.1, 11.2 and 11.4 from the Company or its applicable Subsidiary or Affiliate through its payroll system or payroll provider. Notwithstanding the foregoing, if any such payment owed to a holder of such a Company Equity Award or employee entitled to a Transaction Payment cannot be made through the Company’s (or its applicable Subsidiary’s or Affiliate’s) payroll system or payroll provider, then the Company (or its applicable Subsidiary or Affiliate) shall issue a check for such payment to such holder or employee as soon as reasonably practicable following the Settlement Date.

11.6	Tax

The payments in respect of Company Equity Awards and the Transaction Payments described in clauses 11.1, 11.2 and 11.4 shall be subject to clause 2.11. Notwithstanding anything herein to the contrary, with respect to any Company Equity Award or Transaction Payment that constitutes nonqualified deferred compensation subject to Section 409A of the Code, to the extent that payment of the amounts described in clauses 11.2 or 11.4 would otherwise cause the imposition of a Tax or penalty under Section 409A of the Code, such payment shall instead be made at the earliest time permitted that shall not result in the imposition of such Tax or penalty. The Parties shall cooperate in good faith prior to the Settlement Date with the goal of (i) mitigating the Tax impact of the provisions set forth in this clause 11 and (ii) determining the appropriate settlement mechanics in respect of any such Tax withholding obligations.

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11.7	Supervisory Board Action

As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Settlement Date, the Company, the Supervisory Board and the compensation committee of the Supervisory Board, as applicable, shall adopt any resolutions and amendments and take such other actions as may be necessary or appropriate to effectuate the provisions of this clause 11. The Company shall take all actions reasonably necessary or appropriate to provide that the Company shall not be required to deliver the Company Shares or other shares in the share capital of the Company to any Person pursuant to or in settlement of Company Equity Awards after the Settlement Date. On or as soon as reasonably practicable following the Settlement Date (but in any event within 5 Business Days after), the Buyer shall file one or more appropriate registration statements (on Form S-3 or Form S-8, or any successor or other appropriate forms) with respect to the shares of common stock of the Buyer underlying the Adjusted SUAs.

12	INTERIM PERIOD AND FURTHER UNDERTAKINGS

12.1	Consultation and Cooperation

12.1.1

During the period from the date of this Agreement until the earlier of (i) the Settlement Date or (ii) the date on which this Agreement is validly terminated in accordance with clause 16.1 (such period being referred to as the “Interim Period”), the Buyer and the Company shall, subject to applicable Antitrust Laws and the Applicable Rules, without extending any of the obligations set forth under clause 13:

(a)

consult and cooperate with each other in respect of any relevant matters in connection with the Offer and the other Transactions, including on publicity and investor relations, subject to the terms and provisions of this Agreement; and

(b)

notify each other promptly (and supply copies of all relevant information in its possession) of any event or circumstance it may become aware of and which would be reasonably likely to have material adverse consequences for the Transactions or the Company, including any material adverse impact on the satisfaction of the Offer Conditions, provided that any delay in or absence of such notification by the Buyer shall not prejudice any of the Buyer’s rights under or pursuant to this Agreement and that any delay in or the absence of such notification by the Company shall not prejudice any of the Company’s rights under or pursuant to this Agreement.

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12.2	Conduct of the Company during Interim Period

12.2.1	Subject to applicable Antitrust Laws, during the Interim Period, the Company shall:

(a)

conduct its business, and shall procure that each of its Subsidiaries conducts its business, in the ordinary course of business and consistent with past practice other than with the prior written consent of the Buyer (which shall not unreasonably be withheld, conditioned or delayed);

(b)

use its commercially reasonable efforts to preserve intact its business organization and material business relationships with manufacturers, suppliers, vendors, distributors, Governmental Authorities, customers, licensors, licensees and other third parties with which it has material business relationships and keep available the services of its present officers and employees; and

(c)

refrain from taking any of the actions, and it shall procure that the other members of the Group shall refrain from taking any such actions, set out on Schedule 9 without the prior written consent of the Buyer (which shall not unreasonably be withheld, conditioned or delayed).

12.2.2	Nothing in clause 12.2.1 restricts any member of the Group from taking any action or refrain from taking any action:

(a)	expressly contemplated by this Agreement;

(b)	consented to in advance by the Buyer in writing (which consent shall not unreasonably be withheld, conditioned or delayed);

(c)	set forth on Schedule 10; or

(d)	required to comply with any Applicable Rules or Law.

12.2.3

During the Interim Period, the Company shall use its reasonable best efforts to obtain, as promptly as practicable, any consents, waivers and approvals under any of its or its Affiliates’ respective agreements, contracts, licenses or leases, required or advisable to be obtained from any third party in order to consummate the Offer or the other Transactions.

12.3	Conduct of the Buyer during Interim Period

Subject to applicable Antitrust Laws, during the Interim Period, the Buyer shall, and shall cause its Affiliates to:

(a)

not, directly or indirectly, hire, solicit for employment, or offer to employ any Person who is at such time an employee, director or officer of any member of the Group (in each case, other than in the ordinary course of the Buyer’s or the relevant Affiliate’s business or pursuant to general mass solicitations of employment not specifically directed toward employees of the Group or in response to an approach from such employee, director, officer or managerial employee); and

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(b)	not, directly or indirectly, take any action that is intended or would reasonably be expected to result in any of the Offer Conditions not being satisfied on a timely basis.

12.4	Merger

12.4.1

In order for the Buyer to acquire full ownership of the Company after the Settlement Date by means of the Merger and Liquidation, the Buyer and the Company agree that the Company may at Buyer’s election (and with respect to clause 12.4.1(e), the Buyer also may) perform or cause to be performed the following actions during the Interim Period:

(a)

incorporate a Dutch private limited liability company to be fully and directly owned by the Company (“Company Newco”) having articles of association substantially in the form attached hereto as Schedule 5-B (the “Company Newco Articles”) and a Dutch private limited liability company fully and directly owned by Company Newco (“Company Newco Sub”) having articles of association substantially in the form attached hereto as Schedule 5-C (the “Company Newco Sub Articles”), and cause that no amendment of the Company Newco Articles and the Company Newco Sub Articles and no adoption of a resolution or agreement to amend the same will occur at any time prior to the Completion Date;

(b)

cause Company Newco Sub to file an election to be classified as disregarded as an entity separate from Company Newco for U.S. federal income Tax purposes under Treasury Regulations Section 301.7701-3(b);

(c)

ensure that (i) the Boards and the boards of Company Newco and Company Newco Sub will unanimously adopt and sign a merger proposal substantially in the form attached as Schedule 6-A (the “Merger Proposal”) for a legal triangular merger (juridische driehoeksfusie) of the Company (as disappearing company) with and into Company Newco Sub (as acquiring company), with Company Newco allotting shares to the Company’s shareholders in accordance with Section 2:309 et seq. DCC (the “Merger”) and (ii) the Managing Board and the boards of Company Newco and Company Newco Sub will unanimously adopt and sign explanatory notes to the Merger Proposal substantially in the form attached as Schedule 6-B (the “Explanatory Notes”);

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(d)

on the first Business Day following Antitrust Clearance or such earlier date as the Buyer requests, file the Merger Proposal and all ancillary documents required by the Applicable Rules with the Trade Register of the Netherlands Chamber of Commerce, make copies of the Merger Proposal, the Explanatory Notes and all ancillary documents required by the Applicable Rules available at the offices of the Company and announce in a Dutch national newspaper that the filing is made and that such copies are made available; and

(e)	together with the Buyer cooperate, provide such assistance and sign all documents and undertake and perform all acts as reasonably necessary to prepare the effectuation of the Merger and Liquidation.

12.4.2

In order for the Buyer to acquire full ownership of the Company’s assets and operations after the Settlement Date by means of the Asset Sale and Liquidation, the Buyer and the Company agree that the Company may at Buyer’s election cooperate with the Buyer, provide such assistance to the Buyer and sign all documents and undertake and perform all acts as reasonably necessary to prepare the effectuation of the Asset Sale and Liquidation during the Interim Period.

12.4.3	The terms of the Merger and Liquidation, the Asset Sale and Liquidation and Post-Closing Measures will be described in the Offer Documents, and, where appropriate, in the Reasoned Position Statement.

12.5	Transaction Planning

12.5.1

Subject to any limitation pursuant to applicable Antitrust Laws or other Applicable Rules, the Company will, upon reasonable prior written notice and during normal business hours, provide, and will procure that its Subsidiaries and Representatives will provide, the Buyer and its advisors reasonable access to their directors, officers, senior employees, premises, documents and advisors, and all such information and documentation as may reasonably be requested by the Buyer in connection with the Offer and the Transactions. Without limiting the generality of the foregoing, and subject to any limitation pursuant to applicable Antitrust Laws or other Applicable Rules, the Company shall give the Buyer and its advisors access to such information and shall give such presentations, prepare and provide such financial information and forecasts to the extent reasonably requested by the Buyer:

(a)	to determine, implement and finalise the acquisition and financing structure of the Transactions;

(b)	to complete any necessary filings and notifications;

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(c)

to allow the Buyer and its Financing arrangers, bookrunners, underwriters and providers to prepare, enter into and satisfy applicable conditions precedent in relation to the necessary Financing and security documentation and to prepare customary syndication materials (including a customary information memorandum) in connection with the Buyer’s Financing;

(d)	to facilitate discussions with actual and prospective arrangers, bookrunners, underwriters, financing providers and credit rating agencies in connection with the Buyer’s Financing;

(e)	to facilitate the repayment by the Buyer or any of its Affiliates of the Group’s existing debt financing and the discharge of any related guarantees and security on or about the Settlement Date;

(f)	for benchmarking and preparation purposes;

(g)	to facilitate Buyer’s evaluation of whether an Offer Material Adverse Effect or Material Compliance Violation may have occurred; and

(h)	otherwise to progress the Transactions and Financing.

12.5.2	Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries nor any of their respective Affiliates or Representatives shall be required to:

(a)

take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company or its Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries;

(b)

provide (x) any information the disclosure of which is prohibited or restricted under any applicable Law or subject to legal privilege or (y) any information with respect to which the Company or any of its Subsidiaries owes a duty of contractual confidentiality to a third-party or for which disclosure would cause competitive harm to the Company or its Subsidiaries if the Transactions are not consummated; or

(c)	take any action that would conflict with or violate any applicable Law,

provided, that the Company shall use its reasonable best efforts (A) to allow for such access or disclosure in a manner that does not result in any of the foregoing or (B) to develop an alternative to providing such information so as to address such matters that is reasonably acceptable

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to the Buyer and the Company. The Company shall advise the Buyer in such circumstances that it is unable to comply with the Buyer’s reasonable requests for information pursuant to the immediately preceding sentence, and the Company shall reasonably describe the reasons why such information is being withheld.

12.5.3

The Buyer shall, promptly upon request by the Company, reimburse the Company for all out-of-pocket costs and expenses incurred by the Company, its Subsidiaries or its and their respective Affiliates and Representatives in connection with any obligations pursuant to this clause 12.5.

12.6	Tender of Treasury Shares

The Company undertakes to enter into a non-tender agreement and a securities blocking agreement as soon as practicable following the date of this Agreement, each in a form acceptable to BaFin, safeguarding that it will not tender its Treasury Shares into the Offer. For the avoidance of doubt and notwithstanding the preceding sentence, the Buyer may acquire the Treasury Shares after the Settlement Date for a price not exceeding the Offer Consideration per share.

12.7	Additional Company Undertakings

12.7.1

The Company and the Boards (and any applicable committees thereof) shall take all actions within their power and authority necessary so that no anti-takeover measure (including an agreement in the meaning of Section 2:346 paragraph 1 sub e of the DCC and any measure that would qualify as a “beschermingsmaatregel” under Section 4.2.6 of the Dutch Corporate Governance Code) that may be invoked or implemented by the Company (or any of its Affiliates), or that has been granted by the Company (or any of its Affiliates) to a third party, including the Foundation, that may be invoked or implemented by such third party (each, an “Anti-Takeover Measure”) is or becomes applicable to any of the Transactions. Without prejudice to any remedies available to the Buyer under applicable Law, if any Anti-Takeover Measure becomes applicable to any of the Transactions or if the Foundation breaches any of its obligations under its support agreement with the Company as referred to in clause 3.5, the Company and the Boards (and any applicable committees thereof) shall grant such approvals and take such actions within their power and authority as are necessary or appropriate so that any such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and any such breach shall be remedied as promptly as practicable following such breach and otherwise act within their power and authority to eliminate such Anti-Takeover Measures in respect of such Transactions and remedy such breach.

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12.7.2

Except as otherwise set forth in clause 13, the Company shall control any action brought against the Company or any of its Subsidiaries or their directors or officers, other than initiated by the Buyer or any of its Affiliates, relating in any way to this Agreement or the Transactions (“Transaction Litigation”); provided, that the Company shall give the Buyer the right to (i) review and comment in advance on all filings or responses to be made by the Company in connection with any Transaction Litigation (and any amendments thereto) and the Company shall consider in good faith any comments proposed by the Buyer, (ii) fully participate in (at the Buyer’s sole expense), but not control, the defense of such Transaction Litigation, (iii) consult on any settlement with respect to such Transaction Litigation and (iv) fully participate in any negotiations or mediation with respect to any settlement with respect to such Transaction Litigation, and no such settlement shall be agreed to without the Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall promptly notify the Buyer of any such Transaction Litigation brought, or, to the knowledge of the Company, threatened, against the Company, members of the Boards or any Subsidiary of the Company and shall keep the Buyer informed on a current basis with respect to the status thereof. Nothing in this clause 12.7.2 shall oblige the Company to take any actions or provide any information if such would harm its client-attorney privilege in respect of Transaction Litigation (provided that the Company shall inform the Buyer that it is not providing certain information as a result of such privilege and shall use commercially reasonable efforts to provide such information in a manner that does not result in a loss of such privilege).

13	ANTITRUST COVENANTS

13.1.1

During the Interim Period, the Parties shall use their respective reasonable best efforts to consummate and make effective the Transactions in accordance with the terms hereof and subject to the provisions of this clause 13. Without limiting the foregoing, during the Interim Period, the Parties shall use their respective reasonable best efforts to (i) promptly obtain all the necessary, required, or advisable approvals, expiration or termination of any waiting period (and any extension thereof), consents, authorizations, Orders or clearances, or other forms of permission to proceed (including a statement of lack of jurisdiction or a decision in the form of silent assent) under Antitrust Laws from the Relevant Antitrust Authorities and any other Person that may be, or become, necessary for the performance of their respective obligations pursuant to this Agreement and the consummation of the Transactions in accordance with the terms hereof (obtaining such approvals, expiration or termination of any waiting period (and any extension thereof), consents, authorizations, Orders or clearances, or other forms of permission to proceed, “Antitrust Clearance”), (ii) take all actions as may be requested by any such Relevant Antitrust Authority to obtain the Antitrust

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Clearance and (iii) avoid entry of, or effect the dissolution of, any Order that would have the effect of preventing or materially delaying the consummation of the Transactions. The Parties shall cooperate in seeking to promptly obtain the Antitrust Clearance. In furtherance and not in limitation of the foregoing, each Party agrees to (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within ten (10) Business Days of the date of this Agreement, (B) promptly (and consistent with market practice) make all other required applications, submissions, filings, and notifications pursuant to the EU Merger Regulation and all other applicable Antitrust Laws to obtain Antitrust Clearance and (C) respond as promptly as practicable to any inquiries or requests received from the European Commission, the United States Federal Trade Commission, the United States Department of Justice, or any other Relevant Antitrust Authorities in connection with all applicable Antitrust Laws or related matters.

13.1.2

The Company and the Buyer shall promptly furnish to each other all information required or requested to be included in any application, filing, notification, or submission to be made pursuant to the rules and regulations of the Relevant Antitrust Authorities in connection with obtaining Antitrust Clearance, including with regard to any Remedy Action as defined in clauses 13.1.5 and 13.1.6 herein, and pursuant to the Antitrust Laws. Each of the Parties shall consult and cooperate with the other in good faith, and have the right to review in advance any application, filing, notification, or submission to be made with, or written materials, including analyses, presentations, memoranda, briefs and proposals, to be submitted to (in each case, including any amendments thereto), the Relevant Antitrust Authorities or any third party in connection with the Transactions, including with regard to any Remedy Action as defined in clauses 13.1.5 and 13.1.6 herein, or under all applicable Antitrust Laws (and any amendments thereto), and shall consider in good faith comments proposed by the Buyer or the Company, as the case may be; provided, that with respect to any such documents or materials that contain information (i) that is commercially sensitive or (ii) the provision of which would infringe Antitrust Laws, such information may be provided solely to those individuals acting as outside legal counsel for the other; provided, further, that such counsel shall not disclose such information to such other Party and shall enter into a joint defense agreement in customary form with outside legal counsel for the providing Party, if requested.

13.1.3

Without limiting the generality of the foregoing, each Party shall give the other prompt notice of any pending or threatened request, inquiry, or Action brought by any of the Relevant Antitrust Authorities, or brought by a third party under any of the Antitrust Laws, in each case with respect to the Transactions, including with regard to any Remedy Action as defined in Clauses 13.1.5 and 13.1.6 herein (an “Antitrust Investigation”). With respect to any such Antitrust Investigation, and subject to applicable Laws relating to the exchange of information and

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appropriate agreements to limit disclosure to outside counsel and consultants retained by such counsel and to preserve the attorney-client or other legal privileges, each Party shall use its reasonable best efforts to (i) keep the other informed as to the status of any such Antitrust Investigation, (ii) promptly inform the other of any communication (excluding non-material communications) to or from the European Commission, the United States Federal Trade Commission, United States Department of Justice or any of the Relevant Antitrust Authorities, in connection with any such Antitrust Investigation (and, if in writing, furnish the other with a copy of such communication), (iii) give the other reasonable advance notice of all meetings or teleconferences (excluding non-material teleconferences) with any of the Relevant Antitrust Authorities in connection with any such Antitrust Investigation and, to the extent not prohibited by Law and permitted by the Relevant Antitrust Authorities, gives the other, including its outside counsel, an opportunity to attend and participate and (iv) consult in advance and cooperate with the other and consider in good faith the views of the other in connection with (including providing reasonable opportunity for the other to comment upon) any material analysis, presentation, memorandum, brief or proposal to be made or submitted to any of the Relevant Antitrust Authorities. The Parties further agree that materials provided pursuant to this clause 13 may be redacted (x) to remove references concerning the valuation of the Company or any of its Affiliates or Subsidiaries, (y) as is necessary to comply with contractual arrangements, and (z) as is necessary to address reasonable legal privilege concerns.

13.1.4

In the event that any Action is commenced challenging the Transactions as violating any Antitrust Law, each Party shall cooperate with each other in good faith and use its respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order resulting therefrom, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions; provided, however, that the obligations in this clause 13 shall expire as of the Long Stop Date.

13.1.5

Without limiting the foregoing, the Buyer shall, and shall cause its Affiliates and Subsidiaries to, use reasonable best efforts to take all actions necessary to promptly, and in any event prior to the Long Stop Date, (a) secure Antitrust Clearance and (b) resolve any objections asserted with respect to the Transactions under applicable Antitrust Laws raised by any Relevant Antitrust Authority, in each case, to the extent necessary in order to prevent the entry of any Order that would prevent, prohibit, restrict or delay the consummation of the Transactions, including agreeing to (1) sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the consummation of the Transactions, any assets, licenses, operations, rights,

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product lines, businesses or interest therein of the Company and any of its Affiliates and Subsidiaries or the Buyer and any of its Affiliates and Subsidiaries (and to provide consent to any such sale, divestiture, lease, license, transfer, disposition or other encumbrance by the Company and any of its Affiliates and Subsidiaries or the Buyer and any of its Affiliates and Subsidiaries of any of their respective assets, licenses, operations, rights, product lines, businesses or interest therein), (2) any material changes (including through a licensing arrangement) or restriction on, or other impairment of the Buyer’s, the Company’s or any of their respective Affiliates’ and Subsidiaries’ ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or the Buyer’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of the Company and (3) other structural, behavioral or conduct relief with respect to the behavior of the Buyer or the Company and any of their Affiliates and Subsidiaries, provided, however, that any such actions with respect to the Company and any of its Affiliates and Subsidiaries is conditioned on the occurrence of, or shall become effective only upon and after, the consummation of the Offer (collectively, the actions described in the preceding clauses (1), (2) and (3), the “Remedy Actions”). Notwithstanding anything in this Agreement to the contrary, in no event shall the Buyer or any of its Subsidiaries be obligated to, and the Company and its Subsidiaries shall not agree to (other than at the written request of the Buyer, in which case the Company and its Subsidiaries shall (subject to the proviso at the end of the definition of Remedy Actions)) undertake any such Remedy Action, taken together with all other Remedy Actions undertaken with respect to the matters contemplated by this clause 13, which would reasonably be expected to result in a Substantial Detriment. “Substantial Detriment” means: (A) any Remedy Action with respect to the business set forth on Schedule 13-A, or (B) any Remedy Actions contemplated by clause (1) or (2) to the extent such Remedy Actions, individually or in the aggregate, would reasonably be expected to result in, require or constitute a Specified Effect; provided, that any Remedy Action with respect to the products set forth on Schedule 13-B (the “Buyer Specified Business”) shall not be deemed to be a Substantial Detriment.

13.1.6

Notwithstanding anything in this Agreement to the contrary, if reasonably requested by the Buyer so as to permit (or as identified by the Buyer as reasonably likely to be necessary to permit) the expiration or termination of any applicable waiting period under the HSR Act or to secure approval of the Transactions under the EU Merger Regulation and to obtain Antitrust Clearance, and resolve any objections asserted with respect to the Transactions under any applicable Antitrust Laws or by the Relevant Antitrust Authorities, the Company shall, and shall cause its Affiliates and Subsidiaries to, as promptly as reasonably practicable after receipt of such request, agree to any Remedy Action with respect to assets or businesses of the Company or its Affiliates and Subsidiaries; provided, however, that any such Remedy Action (each, a “Potential Company

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Remedy Action”) is conditioned on the occurrence of, or shall become effective only upon and after, the consummation of the Offer. In furtherance of the foregoing, to the extent reasonably requested by the Buyer, the Company shall, and shall cause its Affiliates and Subsidiaries to, cooperate with the Buyer to facilitate any Potential Company Remedy Action, including by, to the extent reasonably requested by the Buyer, (a) entering into confidentiality agreements containing customary terms with any Persons whom the Buyer identifies to the Company as potential purchasers in a Potential Company Remedy Action (such potential purchasers to be referred to as “Potential Purchasers”), (b) permitting Potential Purchasers to conduct (and cooperate with such Potential Purchasers’) reasonable documentary and other reasonable investigations with respect to such Potential Company Remedy Action (provided that any such Potential Purchaser executes and delivers to the Company a confidentiality agreement containing customary terms), (c) complying with any applicable right of first refusal, right of first offer, right of approval and similar provisions that may be applicable to a proposed transfer in connection with a Potential Company Remedy Action and (d) delivering such notices and executing such contracts relating to the Potential Company Remedy Action as reasonably requested by the Buyer; provided, however, that in the event that the Company reasonably asserts that anything in this clause 13 would require the Company or any of its Affiliates and Subsidiaries to take any action or provide any cooperation that would (i) unreasonably disrupt the operations of the Company or any of its Affiliates and Subsidiaries, (ii) result in the disclosure of any trade secret of any third party or violate the terms of any confidentiality provision in any agreement with a third party or any applicable Law or (iii) cause a risk of loss or waiver of the protection of any attorney-client privilege, attorney work product or other legal privilege, the Company may withhold such cooperation; provided, that if the Company withholds such cooperation on the basis of the foregoing clauses (ii) or (iii), the Company shall promptly inform the Buyer as to the general nature of what is being withheld and the Company and the Buyer shall use their respective commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure as promptly as reasonably practicable that does not suffer and would not reasonably be expected to suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts (without payment of any consideration, fees or expenses) to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction of text from documents or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without such impediments. The Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided pursuant to the preceding sentence as

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“Outside Counsel Only Material” or with similar restrictions. The Buyer shall be permitted to control any sales process relating to a Potential Company Remedy Action, including the selection of financial advisors to the Company in connection thereto, but shall consider in good faith the views of, and consult with, the Company in connection with any Potential Company Remedy Action and any related sales process. The Company shall provide the Buyer, to the extent permitted by applicable Laws, with information and access to data and personnel reasonably necessary to permit the Buyer to (i) expeditiously market the assets or businesses that are the subject of such Potential Company Remedy Action, (ii) prepare, negotiate and finalize documentation effecting such Potential Company Remedy Action and (iii) conduct and complete discussions with the Relevant Antitrust Authorities related to such Potential Company Remedy Action; provided that in each case such action does not unreasonably disrupt the operations of the Company and its Affiliates and Subsidiaries. The Company shall not permit any of its officers or any other representatives or agents to participate in any material meeting or material teleconference with any Potential Purchasers unless it consults with the Buyer in advance and, to the extent practicable and permitted by Law, gives the Buyer the opportunity to attend and participate thereat. The Buyer shall provide the Company with reasonable notice prior to making any request under this Section 13.1.6 to agree to any Potential Company Remedy Action and assist with the implementation of such Potential Company Remedy Action.

13.1.7

Notwithstanding the foregoing or anything in this Agreement to the contrary, the Buyer shall have principal responsibility for determining the timing, sequence and strategy of seeking Antitrust Clearance, but shall consider in good faith the views of, and consult with, the Company on such strategy.

14	EXCLUSIVITY

14.1.1

For the purposes of this Agreement, the “Exclusivity Period” shall mean the period commencing on the date of this Agreement and ending on the date of a valid termination of this Agreement in accordance with clause 16.1, unless the Offer has been launched in accordance with this Agreement, in which case the Exclusivity Period shall end on the earlier of the Settlement Date and the date of a valid termination of this Agreement in accordance with clause 16.1.

14.1.2	During the Exclusivity Period, except as expressly permitted pursuant to clause 15:

(a)

the Company shall not and shall not publicly announce an intention to, and shall ensure that none of its Subsidiaries shall, and shall make reasonable best efforts that none of their respective directors, officers, employees, agents, advisers or other Representatives, including the

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members of the Boards, shall or shall publicly announce an intention to, directly or indirectly, approach, initiate, enter into or continue discussions or negotiations with (other than informing Persons of the provisions contained in this clause 14), or provide any non-public information relating to the Group to, or otherwise approach, solicit or knowingly encourage any third-party with respect to a potential offer or proposal that constitutes or would reasonably be expected to lead to a potential offer for the acquisition of more than 20% of the Company Shares or assets (including for this purpose the outstanding equity securities of Subsidiaries of the Company and any entity surviving any merger or combination including any of them) of the Company or its Subsidiaries representing more than 20% of the revenues, net income or assets (in each case, on a consolidated basis) of the Company and its Subsidiaries, taken as a whole (each an “Alternative Proposal”);

(b)

the Company shall not approve or recommend, or authorize, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other contract with respect to an Alternative Proposal; and

(c)

the Company shall, and shall cause each of its Subsidiaries to, and shall make reasonable best efforts to cause each of its and their respective directors, officers and other Representatives to, immediately cease and cause to be terminated any and all existing discussions or negotiations with any Person conducted prior to the date of this Agreement with respect to any Alternative Proposal, and shall not modify, amend or terminate, or waive, release or assign, any provisions of any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any such Alternative Proposal and shall enforce the provisions of any such agreement; provided, that the Company shall, subject to and in accordance with clause 15 be permitted to release or waive any such standstill obligations prior to the End of the Acceptance Period solely to the extent necessary to permit the party referenced therein to submit an unsolicited bona fide written Alternative Proposal to the Boards on a confidential basis conditioned upon such Person agreeing that the Company shall not be prohibited from providing any information to the Buyer regarding any such Alternative Proposal in accordance with the terms of this clause 14 and clause 15. The Company shall promptly (and in any event within five (5) Business Days of the date of this Agreement) request each Person that has, prior to the date of this Agreement, executed a confidentiality agreement in connection with its consideration of any Alternative Proposal to, in accordance with the terms of such agreement, return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries. The Company agrees that it shall promptly inform its Representatives of the obligations undertaken in this clause 14.

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15	COMPETING OFFER

15.1.1

Notwithstanding anything to the contrary contained in clauses 3.2 or 14, prior to the End of the Acceptance Period, in the event that the Company receives an unsolicited bona fide written Alternative Proposal (whereby for purposes of this clause, any reference in the definition of “Alternative Proposal” to “twenty percent (20%)” shall be deemed to be a reference to “fifty percent (50%)”) that did not result from or arise in connection with a breach of clauses 14 or 15, made by a Person who, in the reasonable opinion of the Company (including the Supervisory Board), is a bona fide third-party and which proposal the Boards determine in good faith, after consultation with their outside legal counsel and financial advisors, would reasonably be expected to become a Competing Offer, then, the Company may take the following actions:

(a)

the Company shall be permitted to provide non-public information with respect to the Company and its Subsidiaries to the Person(s) making such Alternative Proposal, but only if (A) such Person(s) has entered into a confidentiality agreement with the Company containing terms at least as restrictive to such Person(s) as the terms contained in the Confidentiality Agreement are to the Buyer, and which shall not contain any exclusivity provision or other term that would restrict, in any manner, the Company’s ability to consummate the Transactions or to comply with its disclosure obligations to the Buyer pursuant to this Agreement and (B) prior to or contemporaneously with furnishing any such non-public information to such Person(s), it furnishes such non-public information to the Buyer to the extent the Buyer has not previously been provided with such information; and

(b)	the Company shall be permitted to consider such Alternative Proposal and engage in discussions or negotiations regarding such Alternative Proposal.

15.1.2

In addition to the obligations of the Company set forth in clauses 14 and 15, as promptly as practicable (and in any event within forty-eight (48) hours) after receipt of any Alternative Proposal or any request for non-public information or any inquiry that would reasonably be expected to lead to any Alternative Proposal, the Company shall provide the Buyer with written notice of the material terms and conditions of such Alternative Proposal, request or inquiry, and the identity of the Person(s) making any such Alternative Proposal, request or

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inquiry, if not previously provided. Commencing upon the provision of any notice referred to above and continuing until such Alternative Proposal, request or inquiry is withdrawn, (i) the Company (or its outside legal counsel) shall keep the Buyer (or its outside legal counsel) reasonably informed regarding the status and material terms (including changes to the material terms) of discussions and negotiations relating to any such Alternative Proposal, request or inquiry (and within forty-eight (48) hours of any changes to the status or material terms thereof) and (ii) the Company shall, as promptly as practicable (and in any event within forty-eight (48) hours following the receipt or delivery thereof), provide the Buyer (or its outside legal counsel) with unredacted copies of all written materials, proposals or proposed transaction agreements (including all schedules and exhibits thereto) relating to any such Alternative Proposal.

15.1.3

A “Competing Offer” means a bona fide unsolicited written Alternative Proposal that is binding on the relevant third party (subject only to the valid termination of this Agreement) and that did not result from a breach of clauses 14 or 15 (where such breach proximately caused such Competing Offer being received by the Company), and that the Boards have determined in good faith (after consultation with their outside legal counsel and financial advisors), taking into account all legal, financial, regulatory, financing, certainty, timing and other relevant aspects of the proposal and the Person making the proposal (and taking into account any amendment or modification to this Agreement proposed by the Buyer): (i) is more favorable to the Company and its shareholders, employees and other stakeholders than the Transactions; (ii) is reasonably likely to be consummated on the terms proposed; and (iii) to the extent third party financing is required, such financing is then fully committed with available funds certain evidenced by fully enforceable and binding financing commitments from a financial institution of internationally recognized reputation; provided, that for purposes of this definition of “Competing Offer”, the term “Alternative Proposal” shall have the meaning assigned to such term herein, except that each reference to “twenty percent (20%)” shall be deemed to be a reference to “fifty percent (50%)”.

15.1.4

As soon as any of the Boards has determined that an Alternative Proposal constitutes a Competing Offer at any time prior to the End of the Acceptance Period, any of the Boards shall be allowed to make an Adverse Recommendation Change; provided that:

(x) the Company has not breached any of its material obligations under clauses 14 and 15 (where such breach proximately caused such Competing Offer being received by the Company);

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(y) the Company shall have (A) provided to the Buyer four (4) Business Days’ prior written notice, which shall state expressly (1) that it has received a Competing Offer, (2) the material terms and conditions of the Competing Offer (including the consideration offered therein and the identity of the Person(s) making the Competing Offer), and shall have contemporaneously provided an unredacted copy of the definitive agreement in respect thereto and all other written materials, proposals, agreements or documents related to the Competing Offer (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Competing Offer shall require a new notice and a new two (2) Business Day period) and (3) that, subject to clause (z) below, the Boards have determined to effect an Adverse Recommendation Change and/or terminate this Agreement in accordance with clause 16.1(g) as applicable, and the Boards have determined, in good faith, after consultation with their outside legal counsel and financial advisors, that the failure to effect an Adverse Recommendation Change and/or terminate this Agreement in accordance with clause 16.1(g) as applicable, would be inconsistent with the Boards’ fiduciary duties under the Laws of The Netherlands and (B) prior to making such an Adverse Recommendation Change and/or terminating this Agreement in accordance with clause 16.1(g), as applicable, to the extent requested in writing by the Buyer, engaged in good faith negotiations with the Buyer during such four (4) or two (2) Business Day period, as applicable, to amend this Agreement in such a manner that the Alternative Proposal ceases to constitute a Competing Offer; and

(z) no earlier than the end of the four (4) or two (2) Business Day period, as applicable, the Boards shall have determined, in good faith, after consultation with their outside legal counsel and financial advisors, that, in light of such Competing Offer and taking into account any revised terms proposed by the Buyer, such Competing Offer continues to constitute a Competing Offer and that the failure to effect an Adverse Recommendation Change and/or terminate this Agreement in accordance with clause 16.1(g) would continue to be inconsistent with the Boards’ fiduciary duties under the Laws of The Netherlands.

15.1.5

Nothing contained in this Agreement shall prohibit the Company, the Boards or any committee thereof from (i) taking and disclosing to the Company’s shareholders a position contemplated by Rule14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule14d-9 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), and no such disclosure shall, taken by itself, be deemed to be an Adverse Recommendation Change if such disclosure is made in accordance with clause 3.2(c)(ii) (provided, however, that if such disclosure has the effect of withdrawing or adversely modifying or qualifying the Company Recommendation, such disclosure shall be deemed to be an Adverse Recommendation Change), (ii) disclosing in accordance with applicable disclosure requirements under Law to the Company’s shareholders

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any factual information regarding the business, financial condition or results of operations of the Company, (iii) to the extent required by Applicable Rules, disclosing the fact that an Alternative Proposal has been made, the identity of the party making such Alternative Proposal or the material terms of such Alternative Proposal, or other information required by applicable Law (and no such disclosure shall, taken by itself, be deemed to be an Adverse Recommendation Change if such disclosure does not have the effect of withdrawing or adversely modifying or qualifying the Company Recommendation) or (iv) communicating with any Person (or the Representatives of such Person) that makes any Alternative Proposal or Acquisition Inquiry to the extent necessary to direct such Person to the provisions of this clause 15 and/or to clarify and understand the terms and conditions of an Alternative Proposal made by such Person; provided, however, that the Company Board shall not be permitted to make any Adverse Recommendation Change except in accordance with clauses 3.4 or 15.1.4.

16	TERMINATION

16.1	Termination by Either of the Parties

This Agreement and the rights and obligations thereunder will terminate:

(a)	if the Parties so agree in writing;

(b)

by notice in writing given by either of the Parties to the other Party, if (i) any of the Offer Conditions, other than the Offer Condition set out in clause 4.1.1(b) (Antitrust Clearance from the Relevant Antitrust Authorities) and the Offer Condition set forth in clause 4.1.1(d), has not been satisfied or waived by the relevant Party or Parties in accordance with this Agreement by the End of the Acceptance Period and (ii) the non-satisfaction of the relevant Offer Condition was not proximately caused by a material breach by the Party giving the notice (the “Terminating Party”) of any of its obligations under this Agreement;

(c)

by notice in writing given by either of the Parties to the other Party, if the Offer Condition set forth in clause 4.1.1(d) has not been satisfied or waived by the relevant Party or Parties in accordance with this Agreement by the End of the Acceptance Period;

(d)

(A) by notice in writing given by either of the Parties to the other Party, if (i) the condition set out in clause 4.1.1(b) (Antitrust Clearance from the Relevant Antitrust Authorities) has not been satisfied by 11:59 p.m. (Central European Time) on the Long Stop Date and (ii) the non-satisfaction of such condition was not proximately caused by a material breach by the Terminating Party or (B) by notice in writing given by the

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Company to the Buyer in case of a final and non-appealable Order, stay, judgment or decree having been issued by any Governmental Authority of competent jurisdiction based upon or relating to any Order or other Law that is either an Antitrust Law or is based upon, promulgated under or issued pursuant to Antitrust Laws having been enacted, on or after 11:59 p.m. (Central European Time) on the Long Stop Date, which in any such case prohibits the consummation of the Offer, in accordance with this Agreement; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this clause (B) if the issuance of such final and non-appealable Order, decree, ruling or other action is proximately caused by a material breach by the Company of clause 13 of this Agreement;

(e)

by notice in writing given by either of the Parties to the other Party, if the other Party (i) has breached clauses 5, 14 or 15, (ii) has committed Fraud with respect to the covenants or obligations contained herein, other than with respect to clause 30, or (iii) has breached any terms of this Agreement, in each case, to the extent that any such breach:

(i)	has or could reasonably be expected to have material adverse consequences for the Offer, the other Transactions or the Company; and

(ii)	has not been remedied within ten (10) Business Days after receipt by the other Party of a written notice from the Terminating Party.

(f)	by notice in writing given by the Buyer to the Company following an Adverse Recommendation Change;

(g)

by notice in writing given by the Company to the Buyer, prior to the End of the Acceptance Period, in order to concurrently with or immediately following such termination enter into a definitive agreement with respect to a Competing Offer subject to, and in accordance with, the terms and conditions of clause 15; provided, that (A) concurrently with such termination, the Company pays the Termination Payment pursuant to clause 17.1 and (B) the Company shall not have breached any of its material obligations under clauses 14 or 15 (where such breach proximately caused such Competing Offer being received by the Company); or

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(h)

by notice in writing given by the Buyer to the Company in case of a final and non-appealable Order, stay, judgment or decree having been issued by any Governmental Authority of competent jurisdiction, or any statute, rule, regulation or other Law of any Governmental Authority of competent jurisdiction having been enacted, which in any such case prohibits the consummation of any of the Transactions, in accordance with this Agreement; provided, however, that the Buyer shall not be permitted to terminate this Agreement pursuant to this clause 16.1(h) if the issuance of such final and non-appealable Order, decree, ruling or other action is proximately caused by a material breach by the Buyer.

16.2	Consequences of Termination

In the event of a valid termination of this Agreement by either the Company or the Buyer pursuant to the terms of clause 16.1, this Agreement shall have no force or effect, without any liability or obligation on the part of the Buyer or the Company (or their respective directors, officers, employees, shareholders, Representatives, agents or advisors), other than clause 1 and clauses 17 through 29, which shall survive such termination; provided, however, that, except as provided in clauses 17.1 and 17.2, the termination of this Agreement shall not relieve any Party from any liability arising out of any Fraud or Willful Breach by such Party of any covenant or obligation of this Agreement prior to such termination, and the aggrieved Party shall have the right to assert all rights and remedies available to it at Law.

17	TERMINATION PAYMENT

17.1	Termination Payment

17.1.1

The Company shall pay to the Buyer by wire transfer of immediately available funds a termination payment of $367,000,000 in cash (“Termination Payment”), exclusive of VAT, if any, if this Agreement is terminated on the basis of any of the following circumstances:

(i)

the Buyer terminates this Agreement pursuant to clause 16.1(c) or clause 16.1(f) (Adverse Recommendation Change) in which case payment shall be made within five (5) calendar days following such termination;

(ii)	the Company terminates this Agreement pursuant to clause 16.1(c) or clause 16.1(g) (Competing Offer) in which case payment shall be made concurrently with such termination; or

(iii)

if (A) an Alternative Proposal shall have been publicly made or otherwise becomes generally known to the public or any of the Boards following the date hereof, (B) this Agreement is thereafter validly terminated by (i) the Company or the Buyer pursuant to clause 16.1(b) and, at the time of such termination the Acceptance Threshold has not been satisfied (or shall have ceased to be satisfied) (but in the case of a termination by the

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Company, only if at such time Buyer would not be prohibited from terminating this Agreement pursuant to clause 16.1(b)(ii)) or (ii) by the Buyer pursuant to clause 16.1(e)) and (C) prior to the date that is twelve (12) months following the date of such termination, the Company enters into a definitive contract with respect to any transaction specified in the definition of “Alternative Proposal”, in which case payment shall be made to the Buyer concurrently with the earlier of the date on which the Company enters into such contract and the date on which such Alternative Proposal is consummated. For purposes of the foregoing clause (ii), references in the definition of the term “Alternative Proposal” to the figure “twenty percent (20%)” shall be deemed to be replaced by “fifty percent (50%).”

Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Company be required to make the payment set forth in this clause 17.1.1 on more than one occasion.

17.1.2

Notwithstanding anything to the contrary contained in this Agreement, (a) in the event that the Buyer shall receive full payment of the termination payment pursuant to this clause 17.1, the receipt of such payment shall substitute for payment of any and all losses or damages suffered or incurred by the Buyer or its Affiliates in connection with this Agreement (and the termination hereof), the Transactions (or the abandonment thereof) or any matter forming the basis for such termination of this Agreement, the failure of the Offer or the Merger to be consummated or for any breach or failure to perform hereunder or in connection with this Agreement or otherwise, and none of the Buyer or its Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of the Company Related Parties (as defined below), as a result of, arising out of or in connection with this Agreement or any of the Transactions (or the abandonment thereof) or any matters forming the basis for such termination and (b) the Buyer’s right to receive the termination payment pursuant to this clause 17.1 shall be the sole and exclusive claim for damages of the Buyer or its Affiliates against the Company, each of its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, employees, members, Affiliates, agents or advisors (collectively, “Company Related Parties”) for any losses or damages suffered or incurred as a result of, arising out of or in connection with the termination of this Agreement, the failure of the Offer or the Merger to be consummated or for any breach or failure to perform hereunder or in connection with this Agreement or otherwise, and upon payment of the termination payment, none of the Company Related Parties shall have any further liability or obligation, actual or contingent or otherwise relating to or arising out of or in connection with this Agreement or the Transactions; provided, that nothing herein shall release any Party from liability arising out of any Fraud or Willful Breach by such Party of any covenant or obligation of this Agreement.

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17.2	Reverse Termination Payment

17.2.1

The Buyer shall pay to the Company, within five (5) calendar days of a first written request from the Company a termination payment equal to $575 million (the “Reverse Termination Payment”) in cash, exclusive of VAT, if any, if this Agreement is validly terminated by (i) the Buyer pursuant to clause 16.1(h) if such termination is based upon or relating to any Order or other Law that is either an Antitrust Law or is based upon, promulgated under or issued pursuant to Antitrust Laws; provided the issuance of any such final and nonappealable Order, decree, ruling or other action was not attributable to, and proximately caused by, a failure on the part of the Company to perform in any material respect any covenant or obligation in clause 13 of this Agreement required to be performed by it, or (ii) the Buyer or the Company pursuant to clause 16.1(d) because the Offer Condition set out in clause 4.1.1(b) is not satisfied due to the absence of Antitrust Clearance from the Relevant Antitrust Authorities, or waived, by the Long Stop Date, or as a result of any final and nonappealable Order, decree, ruling or other action or other Law that is either an Antitrust Law or is based upon, promulgated under or issued pursuant to Antitrust Laws (provided the issuance of any such final and nonappealable Order, decree, ruling or other action was not attributable to, and proximately caused by, a failure on the part of the Company to perform in any material respect any covenant or obligation in clause 13 of this Agreement required to be performed by it) and each of the other Offer Conditions has been satisfied at the time of termination or as of the End of the Acceptance Period, as applicable; provided, that (a) failure to satisfy the Offer Condition set out in clause 4.1.1(b) was not proximately caused by a material breach by the Company under clause 13 and (b) no failure of an Offer Condition to be satisfied shall relieve Buyer from its obligation to pay the Reverse Termination Payment if such failure was proximately caused by a material breach by the Buyer under this Agreement (subclause (i) and (ii) hereunder collectively being referred to as “Antitrust Termination”). If (A) the Buyer pays the Reverse Termination Payment in accordance with this clause 17.2, and (B) prior to the date that is fifteen (15) months from the date of the Antitrust Termination, the Company or any of its Affiliates enters into a definitive and binding contract that includes all the terms for any transaction specified in the definition of “Alternative Proposal,” (whereby for purposes of this clause any reference in the definition of “Alternative Proposal” to “twenty percent (20%)” shall be deemed a reference to “fifty percent (50%)”), on terms and conditions that constitute a “Threshold Value Contract” (as defined below) (such transaction, a “Threshold Value Transaction”), and (C) such Threshold Value Transaction is subsequently consummated, then the Company shall on the date on which such Threshold Value Transaction is consummated, pay to the Buyer, by wire transfer of immediately available funds,

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a payment in the amount equal to either (i) the Reverse Termination Payment received by the Company if the Company or any of its Affiliates has entered into a definitive and binding contract that includes all the terms for a Threshold Value Transaction within twelve (12) months following the Antitrust Termination or (ii) fifty percent (50%) of the Reverse Termination Payment received by the Company, if the Company has entered into a definitive and binding contract that includes all the terms for a Threshold Value Transaction between twelve (12) months and fifteen (15) months following the Antitrust Termination, in each case, subject to the other terms and condition of this clause 17.2.1. Notwithstanding the foregoing, the Buyer shall not be entitled to any repayment of the Reverse Termination Payment or any portion thereof if (i) failure to satisfy the Offer Condition set out in clause 4.1.1(b) was proximately caused by a material breach by the Buyer of clause 13, (ii) following the termination of this Agreement, the Buyer makes a proposal to acquire the Company or knowingly encourages the Company’s management, Managing Board, or Supervisory Board to initiate a process to sell itself that results in the Company or any of its Affiliates entering into a definitive and binding contract that includes all the terms for a Threshold Value Transaction or (iii) the Buyer takes any action to materially delay the Company or its applicable Affiliate from entering into or subsequently consummating the Threshold Value Transaction, including, without limitation, any filing, submission or appeal to a Governmental Authority seeking to delay or impede the transaction underlying the Threshold Value Transaction or initiating any Action with respect to the transaction underlying the Threshold Value Transaction (other than any Action relating in any way to this Agreement or the Transactions).

A “Threshold Value Contract” means a binding contract with a third party, other than the Buyer or any Affiliates of the Company or the Buyer, that includes all the terms for any transaction specified in the definition of “Alternative Proposal” (whereby for purposes of this definition of Threshold Value Contract any reference in the definition of “Alternative Proposal” to “twenty percent (20%)” shall be deemed a reference to “fifty percent (50%)”) and that provides for a purchase price in cash and/or stock on a per Company Share basis as of the date of execution of such Threshold Value Contract representing no less than a 10% cumulative annual growth rate on the Offer Consideration (as of the date hereof) measured from the date hereof until the date on which the Company or any of its Affiliates enters into a binding contract for any transaction specified in the definition of such Alternative Proposal. For purposes of this clause, in the event that, during the period between the date of this Agreement and the date the Company or any of its Affiliates enters into a binding contract for any transaction specified in the definition of Alternative Proposal (i) the number of outstanding Company Shares is changed into a different number of Company Shares as a result of a reclassification, stock split, including a reverse stock split, capital increase through company funds, stock dividend or distribution,

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recapitalization, stock buyback or other similar transaction, then the Offer Consideration shall be equitably adjusted, without duplication, to reflect such change and (ii) the value of any milestone, contingent value right, or any deferred or contingent payments or other consideration in any such Alternative Proposal shall be deemed to be included at the estimated fair value for purposes of determining the consideration offered by the Threshold Value Transaction.

17.2.2

Notwithstanding anything to the contrary contained in this Agreement, (a) in the event that the Company shall receive full payment of the termination payment pursuant to this clause 17.2, the receipt of such payment shall substitute for payment of any and all losses or damages suffered or incurred by the Company or its Affiliates in connection with this Agreement (and the termination hereof), the Transactions (or the abandonment thereof) or any matter forming the basis for such termination of this Agreement, the failure of the Offer or the Merger to be consummated or for any breach or failure to perform hereunder or in connection with this Agreement or otherwise, and none of the Company or its Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Buyer or any of its Affiliates or the Buyer Related Parties arising out of or in connection with this Agreement, any of the Transactions (or the abandonment thereof) or any matters forming the basis for such termination and (b) the Company’s right to receive the termination payment pursuant to this clause 17.2 shall be the sole and exclusive claim for monetary damages of the Company or its Affiliates against the Buyer, each of its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, employees, members, Affiliates, agents or advisors (collectively, “Buyer Related Parties”) for any losses or damages suffered or incurred as a result of, arising out of or in connection with the termination of this Agreement, the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or in connection with this Agreement or otherwise, and upon payment of such amount(s), none of the Buyer Related Parties shall have any further liability or obligation, actual or contingent or otherwise relating to or arising out of or in connection with this Agreement or the Transactions; provided, that nothing herein shall release any Party from liability arising out of any Fraud or Willful Breach by such Party of any covenant or obligation of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Buyer be required to pay the Reverse Termination Payment on more than one occasion.

17.3	Termination Payment and Tax

17.3.1

Parties shall take the position that any termination payment as referred to in clauses 17.1 and 17.2 is (i) not treated as a supply of goods or a supply of services under the Law governing VAT of any applicable European Union member state or (ii) otherwise exempt from VAT. Each Party shall act in a manner consistent with the foregoing (including filing Tax Returns consistent therewith) and shall use commercially reasonable efforts to contest any contrary position in a Tax audit or similar proceeding.

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17.3.2

Any claim or defence by a Party for offset, withholding, or any other reduction or negation of any termination payment described in clauses 17.1 and 17.2 (including any repayment thereof), whether for breach or any other reason, may be pursued only in the form of a refund of (part of) such payment from the other Party after it has been made, which payment must be made according to the terms of this clause 17.

17.3.3

Notwithstanding clause 17.3, if any VAT is due by the Company in respect of any termination payment referred to in clause 17.1 by way of reverse charge mechanism (BTW verleggingsregeling), such VAT shall be for the account of the Company. In no event shall any VAT be deducted from the termination payment as referred to in clause 17.1.1 or added to the Reverse Termination Payment, and the Buyer shall be under no obligation to reimburse the Company for any such VAT levied from the Company.

17.4	Specific Performance and Related Provisions

17.4.1	Each Party shall have the right to demand specific performance (nakoming vorderen) of the provisions of this Agreement by the Company or the Buyer, as the case may be.

17.4.2

The provisions of Section 6:92, paragraphs 1 and 3 of the DCC shall, to the maximum extent possible, not apply. Each Party hereby waives any (potential) right it might have to request mitigation of such liability in any manner (in legal proceedings or otherwise).

17.4.3

Unless explicitly provided otherwise in this Agreement, any payment obligation of the Company or the Buyer under clauses 17.1 and 17.2 shall exist regardless of whether there is an attributable failure (toerekenbare tekortkoming) by the Company or the Buyer, as the case may be.

18	CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS

18.1	Substance of Agreement

The substance of this Agreement will be disclosed in the Joint Announcement attached hereto as Schedule 3-B, which shall be issued as set forth in clause 2.4.3, and also in the Offer Documents, the Reasoned Position Statement and furthermore as required by the Applicable Rules.

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18.2	Non-Disclosure

Notwithstanding clause 18.1 and without prejudice to the other provisions of this Agreement, no Party shall, without the written approval of the other Party, disclose this Agreement or disclose the discussions and negotiations concerning the Offer to anyone, except (a) to any actual or prospective arrangers, bookrunners, underwriters, financing providers and ratings agencies (and their respective Affiliates and their Affiliates’ respective advisors, employees, officers and agents) in connection with the Buyer’s and its Affiliates’ debt financing or (b) to the extent that it is obliged to make such a disclosure pursuant to the Applicable Rules or order of a court or other governmental authority. Where possible, the disclosing Party shall, prior to disclosure, consult the other Party about the form and contents of such disclosure.

18.3	Press Releases and Contact with Journalists

Without prejudice to clauses 2.3 through 2.7, the Buyer and the Company shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any press release, public announcement, public statement or other public disclosure with respect to this Agreement or the Transactions and shall not issue any such press release, public announcement, public statement or other public disclosure prior to such consultation without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or by the rules and regulations of the NYSE or the Frankfurt Stock Exchange, in which event the Buyer and the Company shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the Buyer or the Company, as applicable, to review and comment upon such press release, public announcement, public statement or other public disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, that (a) each of the Company and the Buyer (and an Affiliate of the Buyer) may make press releases or public announcements concerning this Agreement or the Transactions that consist of information substantially similar to the information previously disclosed in previous press releases or public announcements made by the Buyer, any of its Affiliates and/or the Company in compliance with this clause 18.3 and (b) each of the Company and the Buyer (and an Affiliate of the Buyer) may make any public statements in response to questions by the press, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist of information substantially similar to the information previously disclosed in previous press releases, public disclosures, public statements or other public disclosures made by the Buyer, any of its Affiliates and/or the Company in compliance with this clause 18.3.

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18.4	Confidentiality Agreement

The Confidentiality Agreement will remain in full force and effect subject to and in accordance with its terms, and in terms of any conflict with the provisions hereof, the Confidentiality Agreement shall prevail. Notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, the Confidentiality Agreement shall be deemed terminated as of the Settlement Date.

19	ASSIGNMENT

19.1	No Assignment

With the exception of clauses 19.2 and 19.3, none of the Parties can assign, delegate or transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party and such prohibited assignment shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assignees.

19.2	Assignment to Wholly-Owned Subsidiaries of the Buyer

The Buyer is entitled to assign any and all of its rights and obligations under this Agreement, with the exception of its rights and obligations under clauses 16 and 17, to any of its wholly-owned subsidiaries. In the event of such assignment, this Agreement shall, insofar as it refers to the Buyer, apply mutatis mutandis to the designated assignee. The Buyer shall remain jointly and severally liable with the designated assignee for the proper performance of any obligations assigned to the designated assignee under this clause 19.2.

19.3	Assignment to Affiliates by the Company after Liquidation or Dissolution

If, after the Settlement Date, the Company is liquidated or dissolved, the Company will, immediately prior to such liquidation or dissolution, be entitled to assign any and all of its continuing rights and obligations under this Agreement to any of its Affiliates. The Buyer shall cause the relevant members of the boards of the Buyer and of the relevant managing boards of the relevant wholly-owned Affiliates to execute and perform all such deeds, documents, assurances, acts and things and to exercise all powers and rights available to them, in whatever capacity, including the giving of all waivers and consents and the passing of all resolutions reasonably required, to ensure that the Parties and their Representatives (if any) give effect to the provisions of this clause 19.3.

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20	COSTS

Except where this Agreement provides otherwise, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance of this Agreement and any documents executed pursuant thereto.

21	NO WAIVER

The rights of any Party shall not be prejudiced or restricted by any indulgence or forbearance extended to any other Party and no waiver by any Party in respect of any breach shall operate as a waiver in respect of any subsequent breach. No single or partial exercise of any right preclude any other or further exercise thereof or of any other right. No provision of this Agreement may be waived or extended except by a written instrument signed by the Party against whom the waiver or extension is to be effective.

22	NO RECISSION

To the extent permitted by Law, the Parties waive their rights, if any, to (i) in whole or in part annul, rescind or dissolve (including any ontbinding or gehele dan wel partiële ontbinding en vernietiging), or demand in legal proceedings the annulment, rescission or dissolution in whole or in part of this Agreement, including on the basis of Section 7:17 of the DCC and (ii) invoke Section 6:228 of the DCC in the sense that an error (dwaling) shall remain for the risk and account of the Party in error as referred to in Section 6:228, subsection 2 of the DCC. Furthermore, each of the Parties waives its rights, if any, to in whole or in part seek the alteration of this Agreement pursuant to Section 6:230 of the DCC.

23	FURTHER ASSURANCES

The Parties undertake to each other to execute and perform all such deeds, documents, assurances, acts and things and to exercise all powers and rights available to them, in whatever capacity, including the giving of all waivers and consents and the passing of all resolutions reasonably required to ensure that the Parties and their Representatives give effect to the provisions of this Agreement.

24	INVALIDITY

If any term, covenant, provision or restriction of this Agreement is or is held to be invalid, void or unenforceable by a court of competent jurisdiction or other Governmental Authority, then so far as it is invalid, void or unenforceable it has no effect and is deemed not to be included in this Agreement. This shall not invalidate any of the remaining provisions of this Agreement, to the extent that, given this Agreement’s substance and purpose, such remainder is not

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inextricably related to the (wholly or partially) invalid, void or unenforceable provision. The Parties shall use their respective reasonable best efforts to replace any invalid, void or unenforceable provision by a valid provision the effect of which is as close as possible to the intended effect of the invalid, void or unenforceable provision.

25	THIRD-PARTY RIGHTS

Except as set out in clauses 6.4.1, 7.4.2, 7.4.3, 8 and 10.2.2 this Agreement does not contain any stipulation in favour of any third-party (derdenbeding) and nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties to this Agreement any right or remedy.

26	ENTIRE AGREEMENT AND AMENDMENT

This Agreement (including the Schedules hereto and the Company Disclosure Letter), together with the Confidentiality Agreement, constitutes the entire agreement between and understanding of the Parties in respect of the Offer and the other Transactions and any preceding or concurrent oral or written agreements or arrangements between the Parties in relation thereto are hereby superseded. A variation, supplement or any amendment to this Agreement is valid only if it is in writing and signed by each of the Parties.

27	NOTICES

27.1.1	Any notice in connection with this Agreement must be:

(a)	in writing;

(b)

in English and unless there is no English version that can be made available, accompanied with an English translation. In the event of any conflict between the English text and the text in any other language, the English text shall prevail; and

(c)	delivered by hand, fax, email, registered post, courier, writ or petition.

27.1.2	The Buyer nominates the address referred to below as its place of residence at which notices may be served for all matters in connection with this Agreement:

Thermo Fisher Scientific Inc.

168 Third Avenue

Waltham, Massachusetts 02451

Attention:

Michael A. Boxer, Senior Vice President and General Counsel

Email:	michael.boxer@thermofisher.com

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27.1.3	The Company nominates the address referred to below as its place of residence at which notices may be served for all matters in connection with this Agreement:

QIAGEN

QIAGEN Strasse 1

40724 Hilden, Germany

Attention:

Roland Sackers, CFO

E-mail: roland.sackers@qiagen.com

Dr. Philipp von Hugo, Head of Global Legal Affairs and Compliance

E-mail: Philipp.hugo@qiagen.com

A copy of each notice to a Party must be simultaneously sent:

for the Buyer to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Email: MGuest@wlrk.com; BCPrice@wlrk.com

Attention: Matthew M. Guest; Brandon C. Price

and

NautaDutilh N.V.

Beethovenstraat 400

1082 PR Amsterdam, The Netherlands

Email: Leo.Groothuis@nautadutilh.com; Stefan.Wissing@nautadutilh.com

Attention: Leo Groothuis; Stefan Wissing

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Hengeler Mueller Partnerschaft von Rechtsanwälten mbB

Leopoldstraße 8–10

D-80802 München, Germany

Email: emanuel.strehle@hengeler.com; bernd.wirbel@hengeler.com

Attention: Emanuel P. Strehle; Bernd Wirbel

for the Company to (which shall not constitute notice):

De Brauw Blackstone Westbroek N.V.

Claude Debussylaan 80, 1070 AB Amsterdam, the Netherlands

E-mail: Martin.VanOlffen@debrauw.com, Arne.Grimme@debrauw.com

Attention: Martin van Olffen & Arne Grimme

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center, Boston MA 02111, United States of America

E-mail: JLKravetz@mintz.com, MLFantozzi@mintz.com, MGardella@mintz.com

Attention: Jon Kravetz, Michael Fantozzi & Matthew Gardella

Linklaters LLP

Königsallee 49-51, 40212 Düsseldorf, Germany

E-mail: Achim.Kirchfeld@linklaters.com, Staffan.Illert@linklaters.com

Attention: Achim Kirchfeld & Staffan Illert

27.1.4

A Party may from time to time nominate a different place of residence or contact person by notifying the other Party of that new place of residence or contact person in accordance with the terms hereof.

27.1.5	A notice will be effective upon receipt and will be deemed to have been received:

(a)	at the time of delivery, if delivered by hand, registered post, courier, writ, e-mail or petition; or

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(b)	at the time of transmission in legible form, if delivered by fax.

28	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment, including by .pdf, .tif, .gif, .jpg or similar attachment, or telecopy (each, an “Electronic Delivery”) shall be an effective mode of delivery. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact and any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery, as a defence to the formation of a contract, and each Party hereby forever waives any such defence, except to the extent that such defence relates to lack of authenticity.

29	GOVERNING LAW AND FORUM

29.1	Governing Law

Except for:

(i)

the duties of the Buyer and the Company under the German Takeover Act and the German Takeover Regulation, which shall be interpreted, construed and governed by and in accordance with the Laws of the Federal Republic of Germany without regard to the conflict of law principles thereof; and

(ii)

the duties of the Buyer and the Company under the Exchange Act and the Securities Act, which shall be interpreted, construed and governed by and in accordance with the Laws of the United States without regard to the conflict of law principles thereof, this Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed exclusively by and in accordance with the Laws of the Netherlands without regard to the conflict of law principles thereof.

29.2	Forum

The Parties hereby irrevocably submit to the exclusive jurisdiction of the District Court (Rechtbank) of Amsterdam, the Netherlands in first instance, subject to appeal to the appropriate Court of Appeal and the Dutch Supreme Court, if applicable (the “Dutch Courts”) in respect of any claim, dispute or controversy relating to or arising out of the negotiation, interpretation or enforcement of this Agreement or any of the documents referred to in this Agreement or the

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Transactions. Notwithstanding the foregoing, nothing in this Agreement shall limit the right of the Buyer or the Company to commence or prosecute any legal action against another Party or any of its Subsidiaries or Affiliates in any court of competent jurisdiction in the United States, Germany, or elsewhere to enforce the judgments and orders of the Dutch Courts. For the avoidance of doubt, the Parties consent to jurisdiction and venue in Delaware Chancery Court to enforce the judgments and orders of the Dutch Courts (including any orders for specific performance (nakomingsvordering)), and no Party will raise any objections to the enforcement of that judgment by the Chancery Court.

29.3	Waiver Of Jury Trial

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER DOCUMENTS AND AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS CLAUSE 29.3.

29.4	Applicability to Other Agreements

Clause 29 shall also apply to disputes arising out of or in connection with agreements which are connected with this Agreement or the Transactions, unless the relevant agreement expressly provides otherwise.

29.5	Rules of Construction

The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provision of this Agreement.

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30	REPRESENTATIONS AND WARRANTIES

30.1	Representations and Warranties of the Company

Except as set forth in writing in the disclosure letter dated as of the date hereof, delivered to the Buyer by the Company on or prior to entering into this Agreement (the “Company Disclosure Letter”) or in any report, schedule, form, statement or other document of the Company filed with or furnished to the SEC on or after January 1, 2018 and publicly available at least two (2) Business Days prior to the date hereof (collectively, the “Company Reports”) (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded), the Company hereby represents and warrants to the Buyer, as at the date hereof, as set forth in this clause 30.1, subject to the limitations set forth in clause 30.3.

30.1.1	Organization and Good Standing

Each of the Company and Company’s Subsidiaries is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Effect.

30.1.2	Capitalization

(a)

The authorized share capital of the Company consists of 410,000,000 ordinary shares €0.01 par value per share (“Company Ordinary Shares”), 450,000,000 preference shares €0.01 par value per share, and 40,000,000 financing preference shares €0.01 par value per share. As of the close of business on February 25, 2020 (i) 227,880,497.82 Company Ordinary Shares were issued and outstanding (including 46.82 Fractional Shares but not including 2,948,810.85 Treasury Shares),

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(ii) 670,544 Company Ordinary Shares were subject to issuance pursuant to outstanding Company Options, all of which were fully vested as of the date hereof, (iii) 4,858,058 Company Ordinary Shares were subject to issuance pursuant to outstanding unvested Company RSUs or Company PSUs (such Company PSUs calculated either based on (y) the actual achieved performance if the measurement period has completed as of February 25, 2020 or (z) an assumed 100% achievement if the measurement period has not completed as of February 25, 2020), (iv) an incremental amount (incremental to the amount referred to under (iii) (z) above) of 608,805 Company Ordinary Shares were subject to issuance pursuant to outstanding unvested Company PSUs assuming maximum performance targets are achieved for those Company PSU for which the measurement period has not completed as of February 25, 2020, (v) 40,037 Company Ordinary Shares were subject to issuance pursuant to outstanding vested but not settled Company RSUs and PSUs, (vi) no preference shares €0.01 par value per share were issued and outstanding and (vii) no financing preference shares €0.01 par value per share were issued and outstanding. As of the date hereof, each of the outstanding shares of capital stock or other equity interests in each of the Company and its Subsidiaries, in each case that is subject to issuance, is duly authorized, validly issued and, where applicable, non-assessable. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company are owned, directly or indirectly, by the Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal or of first offer, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership), except, in each case for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities Laws.

(b)

Except as set forth in clause 30.1.2(a) above and except for (i) the Company’s 0.875% Cash Convertible Senior Notes due 2021 (the “2021 Cash Convertible Senior Notes”), issued pursuant to the Indenture, dated as of March 19, 2014 (the “2021 Cash Convertible Senior Notes Indenture”), between the Company and Deutsche Trustee Company Limited, as trustee, (ii) the Company’s 0.500% Cash Convertible Senior Notes due 2023 (the “2023 Cash Convertible Senior Notes”), issued pursuant to the Indenture, dated as of September 13, 2017 (the “2023 Cash Convertible Senior Notes Indenture”), between the Company and Deutsche Trustee Company Limited, as trustee, (iii) the Company’s 1.000% Cash Convertible Senior Notes due 2024 (the “2024 Cash Convertible Senior Notes” and, together with the 2021 Cash

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Convertible Senior Notes and the 2023 Cash Convertible Senior Notes, the “Cash Convertible Senior Notes”), issued pursuant to the Indenture, dated as of November 13, 2018 (the “2024 Cash Convertible Senior Notes Indenture” and, together with the 2021 Cash Convertible Senior Notes Indenture and the 2023 Cash Convertible Senior Notes Indenture, the “Cash Convertible Senior Notes Indentures”), between the Company and Deutsche Trustee Company Limited, as trustee, (iv) the Company Call Options, (v) the Call Option and (vi) the Company Warrants, as of the date of this Agreement, there are no issued (1) shares in the share capital of the Company or other voting securities of or ownership interests in the Company, (2) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares in the share capital of the Company or any of its Subsidiaries or other voting securities of or ownership interests in the Company or any of its Subsidiaries, (3) warrants, calls, options, shares of phantom stock or phantom stock rights, stock purchase, stock appreciation or other rights or obligations to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares in the share capital or other voting securities or ownership interests in or any securities convertible into or exchangeable for shares in the share capital or other voting securities or ownership interests in the Company or any of its Subsidiaries or (4) stock options, restricted shares, stock appreciation rights, performance units or similar securities, phantom stock rights or other rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or voting securities of or ownership interests in the Company or any of its Subsidiaries, in each case issued by the Company or its Subsidiaries (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). Except for the Cash Convertible Senior Notes, the Company Call Options, the Call Option and the Company Warrants, (i) there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any Company Securities, or give any Person a right to subscribe for or acquire from the Company or any Company Affiliate any Company Securities and no securities or obligations evidencing such rights are authorized, issued or outstanding, (ii) there are no voting trusts, proxies or other agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any Company Securities, (iii) there are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote (or which are convertible into or exercisable for securities

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having the right to vote) together with shareholders of the Company on any matters with respect to the Company and (iv) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. There is no shareholder rights plan, “poison pill” or similar device in effect with respect to the Company or any Subsidiary of the Company that is applicable to the Offer or the other Transactions.

(c)

Section 30.1.2(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, complete and correct list of each outstanding Company Equity Award, including (i) the number of Company Ordinary Shares underlying each Company Equity Award; (ii) the date on which the Company Equity Award was granted and the Company Equity Plan under which it was granted; (iii) the exercise price of each Company Equity Award, if applicable; and (iv) the expiration date of each Company Equity Award, if applicable. Each grant of Company Equity Awards was validly issued and properly approved by the applicable Board(s) (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law, including with respect to Section 409A of the Code, and recorded on the consolidated financial statements of the Company in accordance with GAAP consistently applied, and no such grants involved any “back dating”, “forward dating” or similar practices with respect to the effective date of grant. No Company Option has an exercise price that has been or may be less than the fair market value of the Company Shares as of the date such Company Option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option, in each case, determined in accordance with the regulations and guidance under Section 409A of the Code.

(d)

None of the Company Securities are owned by any Subsidiary of the Company. Except for the Company Securities of a Company Subsidiary, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (other than the Company Subsidiaries), or has any obligation or has made any agreement to acquire any such equity interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise, which does not include providing credit for trade payables) in, any other Person (other than as contemplated by the Transactions).

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(e)	All dividends and distributions on any Company Securities that have been declared or authorized for payment prior to the date of this Agreement have been paid in full (net of any withholding taxes).

(f)

As of the date of this Agreement, (i) the aggregate outstanding principal amount of the 2021 Cash Convertible Senior Notes is $296,600,000 and the “Conversion Ratio” (as defined in the 2021 Cash Convertible Senior Notes Indenture) equals 7,063.1647 for each $200,000 principal amount of 2021 Cash Convertible Senior Notes, (ii) the aggregate outstanding principal amount of the 2023 Cash Convertible Senior Notes is $400,000,000 and the “Conversion Ratio” (as defined in the 2023 Cash Convertible Senior Notes Indenture) equals 4,829.7279 for each $200,000 principal amount of 2023 Cash Convertible Senior Notes and (iii) the aggregate outstanding principal amount of the 2024 Cash Convertible Senior Notes is $500,000,000 and the “Conversion Ratio” (as defined in the 2024 Cash Convertible Senior Notes Indenture) equals 4,360.3098 for each $200,000 principal amount of 2024 Cash Convertible Senior Notes.

(g)

As of the date of this Agreement, with regard to the 2014 Company Call Options, the outstanding Number of Options (as defined in the 2014 Company Call Options) is 1,483, the Option Entitlement (as defined in the 2014 Company Call Options) is a number of Shares per 2014 Company Option equal to the Applicable Percentage (as defined in the 2014 Company Call Options) multiplied by the Conversion Ratio (as defined in the 2021 Cash Convertible Senior Notes Indenture) and the Strike Price (as defined in the 2014 Company Call Options) is $28.3418; (ii) with regard to the 2017 Company Call Options, the outstanding Number of Options (as defined in the 2017 Company Call Options) is 2,000, the Option Entitlement (as defined in the 2017 Company Call Options) is a number of Shares per 2017 Company Option equal to the Applicable Percentage (as defined in the 2017 Company Call Options) multiplied by the Conversion Ratio (as defined in the 2023 Cash Convertible Senior Notes Indenture) and the Strike Price (as defined in the 2017 Company Call Options) is $41.4102; and (iii) with regard to the 2018 Company Call Options, the outstanding Number of Options (as defined in the 2018 Company Call Options) is 2,500, the Option Entitlement (as defined in the 2018 Company Call Options) is a number of Shares per 2018 Company Option equal to the Applicable Percentage (as defined in the 2018 Company Call Options) multiplied by the Conversion Ratio (as defined in the 2024 Cash Convertible Senior Notes Indenture) and the Strike Price (as defined in the 2018 Company Call Options) is $45.8683.

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(h)

As of the date of this Agreement, (i) with regard to the 2014 Company Warrants, the outstanding Number of Warrants (as defined in the 2014 Company Warrants) is 10,522,703, the Warrant Entitlement (as defined in the 2014 Company Warrants) is one Share per 2014 Company Warrant and the Strike Price (as defined in the 2014 Company Warrants) is $32.0560, (ii) with regard to the 2017 Company Warrants, the outstanding Number of Warrants (as defined in the 2017 Company Warrants) is 9,659,455, the Warrant Entitlement (as defined in the 2017 Company Warrants) is one Share per 2017 Company Warrant and the Strike Price (as defined in the 2017 Company Warrants) is $50.9664 and (iii) with regard to the 2018 Company Warrants, the outstanding Number of Warrants (as defined in the 2018 Company Warrants) is 10,900,775, the Warrant Entitlement (as defined in the 2018 Company Warrants) is one Share per 2018 Company Warrant and the Strike Price (as defined in the 2018 Company Warrants) is $52.1639.

30.1.3	Corporate Authority

The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Transactions, subject only to approval by the Company’s shareholders at the EGM of the Merger as contemplated by this Agreement. Assuming due authorization, execution and delivery hereof by the Buyer, this Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability now or hereafter in effect, relating to or affecting creditors’ rights and to generally and general principles of equity, whether considered in a proceeding at Law or in equity (the “Bankruptcy and Equity Exceptions”).

30.1.4	No Conflicts

Neither the execution and delivery by the Company of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Offer and the other Transactions, will result in any breach or violation of, or a default under, the provisions of the organizational or other governing documents of the Company or any of its Subsidiaries, any Law applicable to the Company or any of its Subsidiaries or any provision of any contract to which the Company or any of its Subsidiaries is a party, except, in each case, for such breaches, violations, or defaults that, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect.

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30.1.5	Governmental Approvals and Consents

Other than (i) the filings and/or notices with the Relevant Antitrust Authorities, (ii) other filings and/or notices under other applicable Antitrust Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Law, (iv) compliance with the rules and regulations of the NYSE and the Frankfurt Stock Exchange and (v) such other authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions the failure of which to be made or obtained, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by or with respect to the Company or any of its Subsidiaries with, or obtained by the Company or any of its Subsidiaries from, any Governmental Authority, in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the Transactions.

30.1.6	Company Reports and Financial Statements

(a)

The Company has timely filed or furnished, as applicable, the Company Reports with the SEC or the Frankfurt Stock Exchange, as applicable. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the Company Reports complied in all material respects with requirements under applicable Law as in effect at such time regarding the accuracy and completeness of the disclosures contained therein.

(b)

All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company Reports (collectively, the “Company Financial Statements”) (i) fairly present (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal year-end audit adjustments and the absence of footnotes, none of which either individually or in the aggregate are material) in all material respects the consolidated financial position and the results of operations, cash flows and changes in shareholders’ equity of the Company as of the dates thereof and (ii) have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) or International Financial Reporting Standards (“IFRS”), as the case may be, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature).

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30.1.7	Absence of Certain Changes

Except as disclosed in the Company Reports, since December 31, 2018 and until the date hereof, the Company and its Subsidiaries has conducted its business in the ordinary course in all material respects, and there has not been any change, event, occurrence or effect that, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect.

30.1.8	Compliance

Neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Laws of any Governmental Authority or (ii) any contract or agreement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties is bound or affected, except in each of clauses (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect. As of the date hereof, each of the Company and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders, registrations and other authorizations, consents and approvals (together, “Permits”) of all Governmental Authorities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Effect.

30.1.9	Litigation and Liabilities

There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries or any of their respective directors or officers in their capacity as such before (or, in the case of threatened civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings, that would be before or otherwise involving) or by or otherwise involving any Governmental Authority or (ii) except as disclosed in the Company’s audited consolidated balance sheet (or the notes thereto) as of December 31, 2018 included in the Company Reports, obligations or liabilities whether or not accrued, contingent or otherwise required to be disclosed or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP or in the notes thereto, including those relating to, or any other facts or circumstances of which, to the knowledge of the Company, could result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except, in case of either clause (i) or (ii), for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect.

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30.1.10	Anti-Corruption, Trade Sanctions and Export Controls

(a)

Neither the Company nor any of its Subsidiaries nor any officer or director of the Company has in the past three (3) years, directly or indirectly, in violation of any applicable Anti-Corruption Law, corruptly offered, paid, given, promised, authorized, requested, solicited or accepted any money, financial or other advantage or anything else of value, to or from any Person, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)

The Company and its Subsidiaries are and in the past three (3) years have been, to the extent applicable, in compliance with and have not committed any offense under any Anti-Corruption Laws, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)

There is not currently any pending or, to the knowledge of the Company, threatened investigation, litigation or inquiry by any Governmental Authority with respect to compliance with any applicable Anti-Corruption Laws by the Company or its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and for the past three (3) years have been, in compliance with applicable Laws relating to export controls, trade embargoes, and economic sanctions. Neither the Company nor its Subsidiaries is currently designated on the list of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) or on any similar, publicly available sanctions list maintained by the United Nations Security Council, the European Union or Her Majesty’s Treasury. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or its applicable Subsidiary has obtained, and is in compliance with, all required export and import licenses, license exceptions and other consents, notices, approvals, orders, permits, authorizations, declarations, classifications and filings with any Governmental Authority required for the import, export and re-export of products, software and technology. Except as has not had and would not reasonably be

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expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is not currently any pending or, to the knowledge of the Company, threatened investigation, litigation or inquiry by any Governmental Authority with respect to compliance by the Company or its Subsidiaries with any applicable Laws relating to export controls, trade embargoes, and economic sanctions.

(e)

The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable Anti-Corruption Laws and Laws relating to export controls, trade embargoes, and economic sanctions, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

30.1.11	Employee Benefit Plans

(a)

All material Company Plans covering current or former Company Service Providers are listed in Section 30.1.11(a) of the Company Disclosure Letter, and true and complete copies of all material Company Plans, including any trust instruments, insurance contracts and all amendments thereto, have been made available to the Buyer.

(b)

All Company Plans have been operated and established in substantial compliance with their terms and all applicable Laws. All Company Plans intended to qualify for special Tax treatment meet all requirements for such treatment, and all Company Plans required to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(c)

Other than as required by applicable Law or as disclosed in Section 30.1.11(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits to any current or former Company Service Provider.

(d)

There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Plan which would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Except as listed on Section 30.1.11(d) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Transactions, either alone or in combination with another event, would (i) entitle any Company Service Providers to additional compensation or benefits, including severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or result in

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any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any Company Plan, including acceleration of the vesting of any Company Options, Company RSUs or Company PSUs, (iii) limit or restrict the right of the Company or its Subsidiaries or, after the consummation of the Transactions, the Buyer to merge, amend or terminate any of the Company Plans or (iv) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. Neither the Company nor any Subsidiary of the Company is a party to or has any obligation under any Company Plan or otherwise to compensate, gross-up or indemnify any person for Taxes, including excise Taxes payable pursuant to Section 4999 of the Code or for excise Taxes payable pursuant to Section 409A of the Code.

30.1.12	Employee and Labour Matters

(a)

Except as set forth in Section 30.1.12(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labour union, labour organization or works council (a “Labour Agreement”), nor is the Company or any of its Subsidiaries the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labour practice or is seeking to compel it to bargain with any labour union or labour organization nor is there pending or, to the knowledge of the Company, threatened, nor has there been for the past three years, any labour strike, dispute, walk-out, work stoppage, slow-down or lockout (“Strikes”) involving the Company or any of its Subsidiaries, except for any general Strikes that are not directed exclusively at the Company or any of its Subsidiaries. Neither the Company nor any Subsidiary is subject to any obligation to inform, consult with, or seek or obtain the approval of, any labour organization, works council or any other employee representative body in connection with the execution of this Agreement, the Transactions or the Settlement (whether under applicable Law, any Labour Agreement or otherwise).

(b)

As of the date of this Agreement, (i) there are no material Actions pending or scheduled before any Governmental Authority or, to the knowledge of the Company, threatened in writing pertaining to the Employment Practices of the Company or any of its Subsidiaries, (ii) to the knowledge of the Company, no material complaints relating to Employment Practices of the Company or any of its Subsidiaries have been filed with any Governmental Authority or submitted in writing to the Company or any of its Subsidiaries and (iii) there are no material unfair labour practice charges against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened before any Governmental Authority.

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30.1.13	Tax Matters

Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)

Each of the Company and its Subsidiaries has (a) timely filed all Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such returns are true, correct and complete and (b) paid all Taxes due and payable other than such Taxes as are being contested in good faith by the Company or its Subsidiaries and for which adequate reserves have been made on the Company Financial Statements.

(b)

To the knowledge of the Company, there are no U.S. federal, state, local or non-U.S. Tax audits, examinations or other proceeding of any Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any Subsidiary has received written notice of any such audit, examination or proceeding. No claim for unpaid Taxes has been asserted in writing against the Company or any of its Subsidiaries by a Governmental Authority, other than any claim that has been resolved.

(c)

There are no outstanding written waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its Subsidiaries (except for ordinary course extensions of time within which to file Tax Returns).

(d)

Neither the Company nor any of its Subsidiaries is a party to any written agreement providing for the allocation or sharing of Taxes, except for any such agreements that (a) are solely between the Company and/or any of its Subsidiaries, (b) will terminate as of the Settlement Date or (c) are Tax allocation, indemnity or warranty provisions contained in commercial contracts the principal subject matter of which is not Taxes.

(e)	Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(f)

There are no liens for Taxes upon the assets of the Company or any of its Subsidiaries, except for such liens that are not due and payable or for which adequate reserves have been made on the Company Financial Statements.

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(g)

In the past two (2) years, none of the Company or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(h)

The Company and each of its Subsidiaries have complied with applicable Law relating to the collection, deduction, withholding and payment of Taxes (including Laws related to information reporting and the provision of information statements).

(i)

Neither the Company nor any of its Subsidiaries (a) is or has been in the past five (5) years a member of a group (other than a group the common parent of which is the Company or one of its Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (b) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous applicable provision of state, local or non-U.S. Law, as a transferee or successor.

(j)

No claim has been made in writing in the past two (2) years by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return of a particular type that it is or may be subject to Tax of such type by that jurisdiction.

(k)	The Company and its Subsidiaries have been operated in compliance with all applicable transfer pricing Laws.

(l)	Neither the Company nor any of its Subsidiaries has requested or obtained any Tax ruling issued to it by the U.S. Internal Revenue Service or any other applicable taxing authority.

30.1.14	Material Contracts

Except, in each case of clauses (i) and (ii) of this sentence, as has not had or is not reasonably expected to have a Company Material Adverse Effect, (i) neither the Company, nor any of its Subsidiaries is in breach of or default under the terms of any contract that is material to the business of the Company and its Subsidiaries taken as a whole (“Material Contract”) and (ii) no event has occurred that (with or without notice or lapse of time or both) could reasonably be expected to result in a breach or default under any Material Contract by the Company or any Subsidiary of the Company. To the knowledge of the Company,

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no other party to any Material Contract is in breach of or default under the terms of such Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except, in each case of clauses (i) and (ii) of this sentence, as has not had and is not reasonably expected to have a Company Material Adverse Effect, (i) each material contract is a valid and binding obligation of the Company or any of its Subsidiaries which is party thereto and, (ii) to the knowledge of the Company, of each other party thereto, and is in full force and effect, except, in each case, that such enforcement may be subject to the Bankruptcy and Equity Exceptions. Except as is not reasonably expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to or bound by any contract that purports to limit either the type of business in which the Company or any of its Subsidiaries may engage or the locations in which any of them may so engage.

30.1.15	Intellectual Property

(a)

For the purposes of this Agreement, “Intellectual Property” means all rights with respect to intellectual property, including patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, trademark applications and service mark applications, Internet domain names, registered and unregistered copyrights and trade secrets.

(b)

Except as has not had or is not reasonably expected to have a Company Material Adverse Effect, (i) the Company and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Material Intellectual Property”) and (ii) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights.

(c)

Except as has not had or is not reasonably expected to have a Company Material Adverse Effect, to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of the Company, there is no unauthorized use, infringement or misappropriation and other violation of Material Intellectual Property, including any employee of the Company or any of its Subsidiaries, except as would not reasonably be likely to have a Company Material Adverse Effect.

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30.1.16	No Other Company Representations and Warranties

Except for the representations and warranties made by the Company in this clause 30.1 (as qualified by the applicable items disclosed in the Company Disclosure Letter and the introduction to this clause 30.1), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Buyer or made available to Buyer in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby or by any of the Transactions. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. The Company acknowledges and agrees that, except for the representations and warranties made by the Buyer in clause 30.2 (as qualified by the applicable items disclosed in the introduction to clause 30.2), neither the Buyer nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Buyer, its business, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Buyer or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby or by any of the Transactions. The Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Buyer and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

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30.2	Representations and Warranties of the Buyer

Except as set forth in any report, schedule, form, statement or other document of the Buyer filed with or furnished to the SEC on or after January 1, 2018 and publicly available at least two (2) Business Days prior to the date hereof (collectively, the “Buyer Reports”) (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded), the Buyer hereby represents and warrants to the Buyer, as at the date hereof, as set forth in this Section 30.2, subject to the limitations set forth in clause 30.3.

30.2.1	Organization, Good Standing and Qualification

The Buyer is duly organized, validly existing and in good standing under the Laws of the State of Delaware, except where the failure to be so organized, existing or in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Buyer Material Adverse Effect. The Buyer has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Buyer Material Adverse Effect.

30.2.2	Corporate Authority

The Buyer has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Transactions. Assuming due authorization, execution and delivery hereof by the Company, this Agreement is a valid and binding agreement of the Buyer enforceable against the Buyer in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exceptions.

30.2.3	No Conflicts

Neither the execution and delivery by the Buyer of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Transactions and the other transactions contemplated hereby, will result in any breach or violation of, or a default under, the provisions of the organizational or other governing documents of the Buyer, or any Law applicable to it, except, in each case, for such breaches, violations, or defaults that, individually or in the aggregate, have not had and are not reasonably expected to have a Buyer Material Adverse Effect.

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30.2.4	Governmental Approvals and Consents

Other than (i) the filings and/or notices with the Relevant Antitrust Authorities, (ii) other filings and/or notices under other applicable Antitrust Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Law, (iv) compliance with the rules and regulations of the NYSE and the Frankfurt Stock Exchange and (v) such other authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions the failure of which to be made or obtained, individually or in the aggregate, have not had and are not reasonably expected to have a Buyer Material Adverse Effect, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by or with respect to the Buyer with, or obtained by the Buyer from, any Governmental Authority, in connection with the execution and delivery by the Buyer of this Agreement, the performance by the Buyer of its obligations hereunder and the consummation of the Transactions by the Buyer.

30.2.5	Absence of Certain Agreements

As of the date hereof, neither the Buyer nor any of its Affiliates has entered into any contract, or authorized, committed or agreed to enter into any contract, pursuant to which any shareholder of the Company would be entitled to receive consideration in respect of their Company Securities of a different amount or nature than the Offer Consideration or pursuant to which any shareholder of the Company agrees to tender their Company Securities into the Offer.

30.2.6	Litigation

There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the Buyer, threatened in writing against the Buyer, any of its Subsidiaries or any of their respective directors or officers in their capacity as such before (or, in the case of threatened civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings, that would be before) or by any Governmental Authority, except as would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

30.2.7	Ownership of Shares; Investment

As of the date of this Agreement, neither the Buyer nor any of its Subsidiaries beneficially own any Company Securities. Except as contemplated by this Agreement, there are no voting trusts or other agreements or understandings to which the Buyer or any Person controlling or controlled by the Buyer is a party, with respect to the voting of the Company Securities.

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30.2.8	No Other Buyer Representations and Warranties

Except for the representations and warranties made by the Buyer in this clause 30.2 (as qualified by the applicable items disclosed in the introduction to this clause 30.2), neither the Buyer nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Buyer, its business, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Buyer or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby or by any of the Transactions. The Buyer disclaims any other representations or warranties, whether made by the Buyer or any of its Affiliates or Representatives. The Buyer acknowledges and agrees that, except for the representations and warranties made by the Company in clause 30.1 (as qualified by the applicable items disclosed in the Company Disclosure Letter in and the introduction to clause 30.1), neither the Company, any of its Subsidiaries, nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Company or its Subsidiaries, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Company or any of its Subsidiaries or any other matter furnished or provided to the Buyer or made available to the Buyer in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby or by any of the Transactions. The Buyer specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

30.3	No recourse

The Buyer acknowledges and agrees that clause 30.1 and the Company Disclosure Letter are solely given for informational purposes and without recourse other than with respect to any matters which cannot be waived under applicable Law. The Company acknowledges and agrees that clause 30.2 is solely given for informational purposes and without recourse other than with respect to any matters which cannot be waived under applicable Law.

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31	DEBT FINANCING SOURCES

Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (i) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, solely in their respective capacities as lenders or arrangers in connection with any Financing that is debt financing (the “Debt Financing”), arising out of or relating to, this Agreement, any Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each Party irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) agrees that any such Action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any applicable definitive document relating to the Debt Financing, (iii) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iv) agrees that service of process upon the Company, its Subsidiaries or its controlled Affiliates in any such Action or proceeding shall be effective if notice is given in accordance with clause 27, (v) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (vi) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Action brought against the Debt Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vii) agrees that none of the Debt Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, will have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives (in each case, other than the

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Buyer, its Subsidiaries and any of their Affiliates) relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (viii) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this clause 31 and that such provisions and the definition of “Debt Financing Sources” shall not be amended in any way adverse to the Debt Financing Sources without the prior written consent of the Primary Debt Sources.

32	OFFEROR OBLIGATIONS

The Buyer shall be jointly and severally liable for any obligations, commitments, undertakings and covenants of the Offeror under or otherwise in connection with this Agreement and hereby unconditionally and irrevocably, subject to the limitations set out in this Agreement, (i) guarantees to the Company the due and timely performance and observance by the Offeror of all its obligations, commitments, undertakings and covenants under or otherwise in connection with this Agreement (the “Offeror’s Obligations”), and (ii) undertakes with the Company that whenever the Offeror does not perform any of the Offeror’s Obligations when due, that it shall promptly perform, or cause to be promptly performed, that Offeror’s Obligation.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

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THIS BUSINESS COMBINATION AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

/s/ Michael A. Boxer
Thermo Fisher Scientific Inc.
By: Michael A. Boxer
Title: Senior Vice President and
General Counsel

/s/ Roland Sackers
QIAGEN N.V.
By: Roland Sackers
Title: Managing Director

Schedule 1 Definitions

“$” has the meaning given to it in clause 1.2.1(g);

“€” has the meaning given to it in clause 1.2.1(g);

“2014 Company Call Options” means the call options evidenced by a series of letter agreements with the subject “Bond Hedge Transaction”, dated as of 12 March, 2014, between the Company and the banks named therein;

“2014 Company Warrants” means the warrants evidenced by a series of letter agreements with the subject “Warrant Transaction”, dated as of 12 March, 2014, between the Company and the banks named therein;

“2017 Company Call Options” means the call options evidenced by a series of letter agreements with the subject “Bond Hedge Transaction”, dated as of 6 September, 2017, between the Company and the banks named therein;

“2017 Company Warrants” means the warrants evidenced by a series of letter agreements with the subject “Warrant Transaction”, dated as of September 6, 2017, between the Company and the banks named therein;

“2018 Company Call Options” means the call options evidenced by a series of letter agreements with the subject “Bond Hedge Transaction”, dated as of 6 November, 2018, between the Company and the banks named therein;

“2018 Company Warrants” means the warrants evidenced by a series of letter agreements with the subject “Warrant Transaction”, dated as of 6 November, 2018, between the Company and the banks named therein;

“2021 Cash Convertible Senior Notes Indenture” has the meaning given to it in clause 30.1.2(b);

“2021 Cash Convertible Senior Notes” has the meaning given to it in clause 30.1.2(b);

“2022 Senior Notes” shall mean the Company’s 3.75% Series B Senior Notes due October 16, 2022, issued pursuant to the Note Purchase Agreement;

“2023 Cash Convertible Senior Notes Indenture” has the meaning given to it in clause 30.1.2(b);

“2023 Cash Convertible Senior Notes” has the meaning given to it in clause 30.1.2(b);

“2024 Cash Convertible Senior Notes Indenture” has the meaning given to it in clause 30.1.2(b);

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“2024 Cash Convertible Senior Notes” has the meaning given to it in clause 30.1.2(b);

“2024 Senior Notes” shall mean the Company’s 3.90% Series C Senior Notes due October 16, 2024, issued pursuant to the Note Purchase Agreement.

“Acceptance Period” has the meaning given to it in clause 2.8.1;

“Acceptance Threshold” has the meaning given to it in clause 4.1.1(a);

“Action” means any litigation, action, claim, suit, hearing, arbitration, mediation, interference, cancellation, opposition, reexamination or other proceeding (public or private) by or before, or otherwise involving, any Governmental Authority.

“Additional Acceptance Period” has the meaning given to it in clause 2.8.2;

“Ad-Hoc Release” has the meaning given to it in clause 2.4.1;

“Adjusted SUA” has the meaning given to it in clause 11.3;

“Advance Liquidation Distribution” has the meaning given to it in clause 7.3.6(b);

“Adverse Recommendation Change” has the meaning given to it in clause 3.2;

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Agreement” has the meaning given to it in consideration (F);

“Acquisition Inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by or on behalf of Buyer or any of its Subsidiaries) that could reasonably be expected to result in an Alternative Proposal;

“Alternative Proposal” has the meaning given to it in clause 14.1.2(a);

“Anti-Corruption Laws” means any Law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010 and any applicable anti-corruption Law of any other jurisdiction;

“Anti-Takeover Measure” has the meaning given to it in clause 12.7.1;

“Antitrust Clearance” has the meaning given to it in clause 13.1.1;

Schedule 1 Definitions	2 / 16

“Antitrust Investigation” has the meaning given to it in clause 13.1.3;

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act, as amended, the EU Merger Regulation and all other applicable Laws issued by any Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including such Laws of any jurisdiction;

“Antitrust Termination” has the meaning given to it in clause 17.2.1;

“Applicable Rules” has the meaning given to it in clause 2.1.3;

“Asset Sale” has the meaning given to it in clause 7.3.6(a);

“Asset Sale Agreement” has the meaning given to it in clause 7.3.6(a);

“Asset Sale and Liquidation” means the Asset Sale and the Liquidation (including the Advance Liquidation Distribution);

“as of the date hereof” has the meaning given to it in clause 1.2.1(m);

“as of the date of this Agreement” has the meaning given to it in clause 1.2.1(m);

“as of” has the meaning given to it in clause 1.2.1(c);

“Back-End Resolution” has the meaning given to it in clause 5.2.1(a);

“Back-End Indemnified Party” has the meaning given to it in clause 8.4;

“BaFin” has the meaning given to it in clause 2.1.1;

“Bankruptcy and Equity Exceptions” has the meaning given to it in clause 30.1.3;

“Boards” has the meaning given to it in consideration (G);

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Frankfurt, Germany, Amsterdam, the Netherlands or New York, New York, United States are authorized or required by applicable Law to close;

“Buyer” has the meaning given to it in consideration (1);

“Buyer Material Adverse Effect” means any change, event, development, occurrence or effect that prevents or materially impairs the ability of the Buyer to consummate the Transactions;

Schedule 1 Definitions	3 / 16

“Buyer Related Parties” has the meaning given to it in clause 17.2.2;

“Buyer Reports” has the meaning given to it in clause 30.2;

“Buyer Specified Business” has the meaning given to it in clause 13.1.5;

“Call Option Agreement” means the call option agreement entered into by the Foundation and the Company dated as of 2 August 2004, and as amended on 7 December 2008 and 4 June 2012;

“Call Option” means the Foundation’s right to subscribe for preference shares in the Company’s capital pursuant to the Call Option Agreement;

“Cash Confirmation” has the meaning given to it in clause 2.3.1;

“Cash Convertible Senior Notes Indentures” has the meaning given to it in clause 30.1.2(a);

“Cash Convertible Senior Notes” has the meaning given to it in clause 30.1.2(a);

“Cash Distribution” has the meaning given to it in clause 7.3.5(b);

“Cash Distribution Amount” has the meaning given to it in clause 7.3.5(b);

“Cash Payment” has the meaning given to it in clause 7.3.5(a);

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Commencement Date” has the meaning given to it in clause 2.6.3;

“Company Articles” has the meaning given to it in clause 5.2.1(f);

“Company Call Options” means the 2014 Company Call Options, the 2017 Company Call Options and the 2018 Company Call Options;

“Company Disclosure Letter” has the meaning given to it in clause 30.1;

“Company Equity Awards” means the Company Options, Company PSUs and Company RSUs;

“Company Equity Plans” means the Company amended and restated 2005 Stock Plan and the Company 2014 Stock Plan and any Stock Agreement relating thereto;

“Company Financial Statements” has the meaning given to it in clause 30.1.6(b);

Schedule 1 Definitions	4 / 16

“Company Material Adverse Effect” means any change, event, occurrence or effect that, individually or in the aggregate, (x) is, or is reasonably expected to be, materially adverse to the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole or (y) prevents or is reasonably expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions; provided, however, that none of the following, alone or in combination, shall be deemed to constitute or be considered in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: (A) changes in the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the United States, Germany or elsewhere in the world where the Company and its Subsidiaries operate or where any of its products or services are sold; (B) changes that are the result of factors generally affecting the industries, markets or geographical areas in which the Company and its Subsidiaries operate; (C) changes in GAAP, IFRS, applicable stock exchange rules or listing standards or in any Law of general applicability, or in the interpretation or enforcement thereof, after the date of this Agreement; (D) any failure by the Company and its Subsidiaries to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (D) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect; (E) any change, event, occurrence or effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions, expropriation, nationalization or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, changes in weather conditions, epidemic, plague, pandemic or any other outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person, or any national or international calamity or crisis; (F) any litigation arising from allegations of any breach of fiduciary duty or allegations of violation of Law, in each case, relating to the Transactions; (G) any actions taken or omitted to be taken by the Company or any of its Subsidiaries that are required to be taken by this Agreement or any actions taken or omitted to be taken with the Buyer’s written consent or at the Buyer’s written request; (H) any change or announcement of a potential change in the credit rating or other rating of financial strength of the Company or any of its Subsidiaries or any of its securities; provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such change or potential change has resulted in, or contributed to, a Company Material Adverse Effect; (I) a decline in the market price, or change in trading volume, of the Company Shares on the NYSE or on the Frankfurt Stock Exchange, or any other capital stock or debt securities of the Company; provided that the exception in this clause (I) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect; (J) the execution and delivery of this Agreement or the announcement or pendency of the Transactions (including by reason of the identity of the Buyer or its Affiliates), including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, customers, landlords, suppliers or partners (including the termination, suspension or modification of any such relationships), provided, that the exception in this clause (J) shall not apply for purposes of the

Schedule 1 Definitions	5 / 16

representations and warranties in clause 30.1.4; and (K) any item or matter to the extent disclosed in the Company Disclosure Letter; provided further, that with respect to subclauses (A), (B), (C), (E) and (I), if such change, event, occurrence or effect disproportionately affects the Company and its Subsidiaries, taken as a whole, compared to other similarly situated companies, then, to the extent not otherwise excluded from the definition of Company Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect;

“Company Newco” has the meaning given to it in clause 12.4.1(a);

“Company Newco Articles” has the meaning given to it in clause 12.4.1(a);

“Company Newco Class A Liquidation Distribution” has the meaning given to it in clause 7.3.5(c)(x);

“Company Newco Class B Liquidation Distribution” has the meaning given to it in clause 7.3.5(c)(x);

“Company Newco Dissolution” has the meaning given to it in clause 7.3.5(c);

“Company Newco Liquidation” means the dissolution and liquidation of Company Newco;

“Company Newco Liquidation Distributions” has the meaning given to it in clause 7.3.5(c)(x);

“Company Newco Shares” has the meaning given to it in clause 3.3(b);

“Company Newco Class A Shares” has the meaning given to it in clause 3.3(b);

“Company Newco Class B Shares” has the meaning given to it in clause 3.3(b);

“Company Newco Sub” has the meaning given to it in clause 12.4.1(a);

“Company Newco Sub Articles” has the meaning given to it in clause 12.4.1(a);

“Company Newco Sub Capital Reorganization” has the meaning given to it in clause 7.3.5(c)(ii);

“Company Newco Sub Election” has the meaning given to it in clause 7.3.5(c)(vi);

“Company Newco Sub Note” has the meaning given to it in clause 7.3.5(b);

“Company Option” means an option to acquire Company Shares granted by the Company pursuant to a Company Equity Plan;

Schedule 1 Definitions	6 / 16

“Company Ordinary Shares” has the meaning given to it in clause 30.1.2;

“Company Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), and any other plan, policy, program, practice or agreement (whether written or unwritten, qualified or nonqualified, funded or unfunded, foreign or domestic) providing compensation or other benefits to any current or former Company Service Provider (or to any dependent or beneficiary thereof) that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any liability, including all incentive, bonus, pension or Pension Commitment, profit sharing, retirement or supplemental retirement, deferred compensation, severance, vacation, paid time off, holiday, relocation, repatriation, medical, disability, death benefit, workers’ compensation, fringe benefit, change in control, employment, collective bargaining, cafeteria, dependent care, employee assistance program, education or tuition assistance programs, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, agreements or arrangements;

“Company PSU” means a restricted stock unit issued by the Company pursuant to a Company Equity Plan for which the number of units earned is based upon the achievement of one or more performance goals (notwithstanding that the vesting of such earned restricted stock units may also be conditioned upon the continued services of the holder thereof and/or minimum shareholding requirements), pursuant to which the holder has a right to receive Company Shares after the vesting applicable to such unit. “Company PSU” shall not include Company RSUs;

“Company Recommendation” has the meaning given to it in clause 3.1(c);

“Company Related Parties” has the meaning given to it in clause 17.1.2;

“Company Reports” has the meaning given to it in clause 30.1;

“Company RSU” means a restricted stock unit issued by the Company pursuant to a Company Equity Plan that vests solely upon the continued service of the holder over a specified period of time, pursuant to which the holder has a right to receive Company Shares after the vesting applicable to such unit. “Company RSUs” shall not include Company PSUs;

“Company Securities” has the meaning given to it in clause 30.1.2(b);

“Company Service Provider” means an employee, individual consultant, individual independent contractor, individual self-employed contractor, leased or temporary employee or director of the Company or any of its Subsidiaries;

“Company Shares” has the meaning given to it in consideration (F);

Schedule 1 Definitions	7 / 16

“Company Stock Rights” means rights to the Company Shares or the value of the Company Shares granted by the Company pursuant to the Company Equity Plan (Options, a Stock Grant or a Stock-Based Award as defined in the Company Equity Plan);

“Company Warrants” means the 2014 Company Warrants, the 2017 Company Warrants and the 2018 Company Warrants;

“Company” has the meaning given to it in consideration (2);

“Competing Offer” has the meaning given to it in clause 15.1.3;

“Completion Date” has the meaning given to it in clause 6.2.1;

“Confidentiality Agreement” has the meaning given to it in consideration (E);

“Continuing Employee “ has the meaning given to it in Schedule 8;

“Credit Agreements” means the EUR 400,000,000 Syndicated Multicurrency Revolving Credit Facility Agreement dated 22 December 2011 as amended and restated on 12 December 2014, bilateral facility agreements of the Company or any of its Subsidiaries with Deutsche Bank AG, Commerzbank AG, UniCredit Bank AG Stadtsparkasse Düsseldorf, BNP Paribas S.A. and Bank of America NA (or any of their respective Subsidiaries for short-term cash drawings and the issuance of letters of guarantees);

“D&O Insurance” has the meaning given to it in clause 8.2.1;

“DCC” has the meaning given to it in clause 2.1.3;

“Debt Amendments” has the meaning given to it in clause 7.5.2;

“Debt Commitment Letter” has the meaning given to it in clause 2.3.3;

“Debt Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including the lender parties or noteholders or purchasers party to any commitment letters, joinder agreements, indentures, credit agreements, underwriting agreements or purchase agreements entered into pursuant or relating thereto (such entities, the “Primary Debt Sources”), together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and Representatives and their respective successors and assigns, in each case, to the extent involved in the Debt Financing;

“Debt Financing” has the meaning given to it in clause 31;

“Discharge Resolutions” has the meaning given to it in clause 5.2.1;

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“Dollars” has the meaning given to it in clause 1.2.1(g);

“Dutch Corporate Governance Code” means the Dutch corporate governance code, dated 8 December 2016 as established under Section 2:391, paragraph 5 of the DCC;

“Dutch Courts” has the meaning given to it in clause 29.2;

“Dutch Decree” has the meaning given to it in clause 2.1.3;

“EGM Materials” has the meaning given to it in clause 5.2.2;

“EGM” has the meaning given to it in clause 5.1.1;

“Electronic Delivery” has the meaning given to it in clause 28;

“Employment Practices” means applicable Laws relating to labour, employment and employment practices (including discrimination and equal employment opportunity Laws), terms and conditions of employment, immigration, workers’ compensation, long term disability, occupational safety, plant closings and layoffs, compensation and benefits, worker classification, exempt and non-exempt status, affirmative action and wages and hours;

“End of the Acceptance Period” has the meaning given to it in clause 2.8.1;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

“EU Merger Regulation” means Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings;

“Euros” has the meaning given to it in clause 1.2.1(g);

“Exchange Act” has the meaning given to it in clause 2.1.3;

“Exchange Ratio” means the quotient obtained by dividing (i) the Offer Consideration by (ii) the average closing price, rounded to the nearest cent, per share of common stock of the Buyer on the NYSE for the consecutive period of ten (10) trading days immediately preceding (but not including) the Settlement Date;

“Exclusivity Period” has the meaning given to it in clause 14.1.1;

“Explanatory Notes” has the meaning given to it in clause 12.4.1(c).

“Fairness Opinions” has the meaning given to it in clause 3.3;

“Fee Letter” has the meaning given to it in clause 2.3.3;

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“Financing” has the meaning given to it in clause 7.4.1;

“Financing Documentation” has the meaning given to it in clause 2.3.3;

“Financial Threshold” has the meaning given to it in clause 4.1.1;

“Foundation” means Stichting Preferente Aandelen Qiagen, a Dutch entity with seat in Venlo, the Netherlands, address at Hulsterweg 82, 5912 PL Venlo, the Netherlands, and Trade Register number 12054997;

“Fractional Shares” has the meaning given to it in consideration (B);

“Frankfurt Stock Exchange” has the meaning given to it in consideration (A);

“Fraud” means fraud (bedrog) as set out in section 3:44(3) of the DCC;

“from” has the meaning given to it in clause 1.2.1(i);

“GAAP” has the meaning given to it in clause 30.1.6(b);

“German Takeover Act” has the meaning given to it in clause 2.1.3;

“German Takeover Regulation” has the meaning given to it in clause 2.1.3;

“Governance Resolutions” has the meaning given to it in clause 5.2.1;

“Governmental Authority” means any federal, state, local, foreign or supranational government, any court, administrative, regulatory, taxing or other governmental agency, commission or authority, any non-governmental self-regulatory agency, commission or authority or any arbitral body, U.S. or non-U.S., including BaFin and the SEC, and further including any government or political subdivision thereof;

“Group” means the Company and its Subsidiaries;

“herein” has the meaning given to it in clause 1.2.1(e);

“hereof” has the meaning given to it in clause 1.2.1(e);

“hereunder” has the meaning given to it in clause 1.2.1(e);

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“IFRS” has the meaning given to it in clause 30.1.6(b);

“including” has the meaning given to it in clause 1.2.1(d);

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“Independent Expert” has the meaning given to it in clause 4.1.1(j);

“Independent Members” has the meaning given to it in clause 4.1.1;

“Intellectual Property” has the meaning given to it in clause 30.1.15(a);

“Interim Period” has the meaning given to it in clause 12.1.1;

“Intervening Event” means an event, development or change in circumstances occurring or arising after the date of this Agreement and prior to the End of the Acceptance Period that was not known to, or reasonably foreseeable by, the Boards as of the date of this Agreement, that has not arisen as a proximate result of any actions taken by the Company in breach of this Agreement, which causes any of the Boards to determine in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make an Adverse Recommendation Change would be inconsistent with the respective fiduciary duties of the Boards under the Laws of the Netherlands; provided, that in no event shall (1) any Alternative Proposal, or any inquiry, offer, or proposal that constitutes or reasonably could be expected to lead to an Alternative Proposal, or any matter relating thereto or consequence thereof, or (2) any change in the market price or trading volume of the Company Shares or the fact that the Company meets or exceeds any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that the underlying causes of such change or fact shall not be excluded by this clause (2)) constitute an Intervening Event;

“Joint Announcement” has the meaning given to it in clause 2.4.3;

“knowledge” means (i) with respect to the Company, the actual knowledge after reasonable investigation of those executive officers of the Company set forth in Section 30.1 of the Company Disclosure Letter and (ii) with respect to the Buyer, the actual knowledge after reasonable investigation of those executive officers of the Buyer set forth in Schedule 4. None of the individuals set forth in Section 30.1 of the Company Disclosure Letter or Schedule 4 shall have any personal liability or obligations regarding such knowledge;

“Labour Agreement” has the meaning given to it in clause 30.1.12(a);

“Law” means any international, national, federal, state, provincial or local law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, writ, franchise, variance, exemption, approval, license or permit;

“Liquidation” means the dissolution and liquidation of the Company;

“Liquidator” has the meaning given to it in clause 5.2.1(a)(iv);

“Loan Agreements” means a series of Loan Agreements, by and between the Company, Bayerische Landesbank, BNP Paribas, HSBC Trinkaus and UniCredit Bank AG, as arrangers and Bayerische Landesbank, as paying agent and initial lender entered into in 2017 in an aggregate amount of EUR 255,000,000 and USD 45,000,000;

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“Long Stop Date” means the date that is twelve (12) months after the End of the Acceptance Period;

“Managing Board” has the meaning given to it in consideration (G);

“MAR” has the meaning given to it in clause 2.1.3;

“Material Compliance Violation” has the meaning given to it in clause 4.1.1(j);

“Material Contract” has the meaning given to it in clause 30.1.14;

“Material Intellectual Property” has the meaning given to it in clause 30.1.15(b);

“Maximum Number of Top Up Shares” has the meaning given to it in clause 5.2.1(a)(i);

“Merger and Liquidation” means the Merger, the Cash Payment, the Cash Distribution, the Company Newco Sub Election, the Preference Shares Cancellation (if applicable), the Share Transfer and the Company Newco Liquidation (including the Company Newco Liquidation Distributions);

“Merger Proposal” has the meaning given to it in clause 12.4.1(c);

“Merger Resolution” has the meaning given to it in clause 5.2.5;

“Merger” has the meaning given to it in clause 12.4.1(c);

“Minority Shareholders” has the meaning given to it in clause 7.7.1;

“Non-Financial Covenants Period” has the meaning given to it in clause 10.1.1;

“Non-Financial Covenants” has the meaning given to it in clause 9.1.1;

“Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of 12 October, 2012, by and between the Company and the Purchasers (as defined therein) party thereto from time to time, as amended, modified or supplemented from time to time;

“NYSE” has the meaning given to it in consideration (A);

“OFAC” has the meaning given to it in clause 30.1.10(d);

“Offer Announcement” has the meaning given to it in clause 2.4.2;

“Offer Conditions” has the meaning given to it in clause 4.1;

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“Offer Consideration” has the meaning given to it in clause 2.2.1;

“Offer Documents” has the meaning given to it in clause 2.6.3;

“Offer Material Adverse Effect” has the meaning given to it in clause 4.1.1(j);

“Offer” has the meaning given to it in consideration (F);

“Offeror” has the meaning given to it in consideration (F);

“Offeror’s Obligations” has the meaning given to it in clause 32;

“Offeror Top Up Affiliate” means Oncomine B.V., a Dutch entity, with seat in Breda, the Netherlands, Trade Register number 76962725;

“Order” means any order, ruling, decision, judgment, writ, injunction, decree, award or other determination by any Governmental Authority;

“Party” means a party to this Agreement;

“Payoff Letter” has the meaning given to it in clause 7.5.1;

“Pension Commitments” means any agreement or other commitment of individual or collective nature, including commitments based on works custom (betriebliche Übung), to the extent known to such party, or collective grant (Gesamtzusage) regarding pensions (betriebliche Altersversorgung) under which the Company or its Subsidiaries have any obligations;

“Permits” has the meaning given to it in clause 30.1.8;

“Person” has the meaning given to it in clause 1.2.1(b);

“Post-Closing Measures” has the meaning given to it in clause 7.7.1;

“Potential Company Remedy Action” has the meaning given to it in clause 13.1.6;

“Potential Purchasers” has the meaning given to it in clause 13.1.6;

“Premium Cap” has the meaning given to it in clause 8.2.1;

“Preference Shares Cancellation” has the meaning given to it in clause 7.3.5(c)(vii);

“Primary Debt Sources” has the meaning given to it in the definition “Debt Financing Sources”;

“Reasoned Position Statement” has the meaning given to it in clause 2.7.1;

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“Relevant Antitrust Authorities” means any Governmental Authority with jurisdiction, power, or authority to enforce the Antitrust Laws, including the European Commission, U.S. Federal Trade Commission, the U.S. Department of Justice and the Antitrust Authorities listed in Schedule 11;

“Relevant Transfer Proportion” has the meaning given to it in clause 7.3.5(c)(ii);

“Remedy Actions” has the meaning given to it in clause 13.1.5;

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person and/or its Affiliates;

“Resolutions” has the meaning given to it in clause 5.2.1;

“Retention Award” has the meaning given to it in Schedule 10(d);

“Reverse Termination Payment” has the meaning given to it in clause 17.2;

“Schedule 14D-9” has the meaning given to it in clause 2.7.2;

“Schedule TO” has the meaning given to it in clause 2.6.3;

“Schedule” means a schedule to this Agreement;

“SEC Relief” has the meaning given to it in clause 2.10;

“SEC” has the meaning given to it in clause 2.6.3;

“Securities Act” has the meaning given to it in clause 2.1.3;

“Senior Loans” shall mean the loans under the Loan Agreements;

“Senior Management” has the meaning given to it in Schedule 9(i);

“Senior Notes” shall mean the 2022 Senior Notes and the 2024 Senior Notes;

“Settlement Amounts” has the meaning given to it in clause 2.3.1(iii);

“Settlement Date” has the meaning given to it in clause 2.8.4;

“Settlement” has the meaning given to it in clause 2.8.4;

“Share Transfer” has the meaning given to it in clause 7.3.5(c)(viii);

“Share Transfer Agreement” has the meaning given to it in clause 7.3.5(c)(iii);

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“Specified Effect” has the meaning set forth in Schedule 13-C;

“Stock Agreement” means any notice and agreement issued pursuant to a Company Equity Plan with respect to a Company Equity Award;

“Strikes” has the meaning given to it in clause 30.1.12(a);

“Subsequent EGM” has the meaning given to it in clause 5.2.5;

“Subsidiary” means, with respect to any Person, any entity (including a subsidiary (dochtermaatschappij) within the meaning of Section 2:24a of the DCC), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries;

“Substantial Detriment” has the meaning given to it in clause 13.1.5;

“Supervisory Board” has the meaning given to it in consideration (G);

“Tail Period” has the meaning given to it in clause 8.2.1;

“Tax Return” means any report, return, document, declaration or other information or filing filed or required to be filed with or supplied to any Governmental Authority with respect to Taxes and any attachment or schedule thereto, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, and any amendment or supplement to any of the foregoing;

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees in the nature of Tax imposed by any Governmental Authority, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added (including VAT), gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto (whether disputed or not);

“Tender Offer Document” has the meaning given to it in clause 2.5.2;

“Tender Offer Publication” has the meaning given to it in clause 2.6.2;

“Terminating Party” has the meaning given to it in clause 16.1(b);

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“Threshold Value Contract” has the meaning given to it in clause 17.2.1;

“Threshold Value Transaction” has the meaning given to it in clause 17.2.1;

“to” has the meaning given to it in clause 1.2.1(i);

“Top Up Amount” has the meaning given to it in clause 5.2.1(a)(i);

“Top Up Option” has the meaning given to it in clause 5.2.1(a)(i);

“Transaction Litigation” has the meaning given to it in clause 12.7.2;

“Transaction Payment” means a cash payment due to a current or former employee of the Group at the Settlement in accordance with and subject to the terms of an applicable employment agreement, which amounts and the recipients shall be set forth on Schedule 30.1.11;

“Transactions” has the meaning given to it in consideration (F). For the avoidance of doubt, the term “Transactions” excludes the Post-Closing Measures;

“Treasury Shares” has the meaning given to it in consideration (B);

“until” has the meaning given to it in clause 1.2.1(i);

“VAT” means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) Directive 2006/112/EC, and outside the European Union any Tax levied by reference to added value, sales or consumption;

“Wft” has the meaning given to it in clause 2.1.3;

“Willful Breach” means any intended or intentional breach on the part of any Party;

“Working Day” means, pursuant to the German Takeover Act, any day which is not a Sunday or a federal public holiday in Germany.

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